As filed with the Securities and Exchange Commission on June 29, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aurora Mobile Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5/F, Building No. 7, Zhiheng Industrial Park, Nantou Guankou Road 2, Nanshan District

Shenzhen, Guangdong, 518052

People’s Republic of China

+86 755-8388-1462

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CCS Global Solutions, Inc.

530 Seventh Avenue, Suite 909

New York, NY 10018

+1 800-300-5067

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A Common Shares, par value US$0.0001 per share(1)	US$200,000,000	US$24,900

(1)	American depositary shares issuable upon deposit of Class A common shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents Class A common shares.
(2)	Includes Class A common shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A common shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion) Issued             , 2018.

             American Depositary Shares

Aurora Mobile Limited

Representing              Class A Common Shares

Aurora Mobile Limited is offering              American depositary shares, or ADSs, [and the selling shareholders identified in this prospectus are offering              ADSs]. [We will not receive any proceeds from the sale of ADSs by the selling shareholders.] This is our initial public offering and no public market currently exists for the ADSs or our Class A common shares. Each ADS represents              of our Class A common shares, par value US$0.0001 per share. It is currently estimated that the initial public offering price per ADS will be between US$             and US$            .

We intend to apply for the listing of the ADSs on the Nasdaq Global Market under the symbol “JG.”

Upon the completion of this offering, our outstanding share capital will consist of Class A common shares and Class B common shares, and we will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, will beneficially own all of our then issued and outstanding Class B common shares and will be able to exercise         % of our total voting power assuming the underwriters do not exercise their over-allotment option, or         % of our total voting power if the underwriters exercise their over-allotment option in full. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share. Class A common shares are not convertible into Class B common shares under any circumstances.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 17.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us	[Proceeds to Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$	]

(1)	See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

We [and the selling shareholders] have granted the underwriters the right to purchase up to an additional            ADSs to cover over-allotments at the initial public offering price, less underwriting discounts and commissions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                     , 2018.

Goldman Sachs (Asia) L.L.C.	Credit Suisse	Deutsche Bank Securities

                    , 2018.

**13 billion**
cumulative SDK installations
As of March 31, 2018

**No.1**
market share in push notification
According to Frost & Sullivan in 2017

**305%**
FY16-17 revenue growth

**318 thousand**
mobile app developers
As of March 31, 2018

**784 thousand**
mobile apps served
As of March 31, 2018

**925 million**
monthly active unique mobile devices
In March 2018

**90%**
mobile device coverage in China
In December 2017, calculated based on data from Frost & Sullivan

**2,263**
customers
In 2017

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until            , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report, dated April 19, 2018, commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China.

Our Mission

Our mission is to improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

Overview

We are a leading mobile big data solutions platform in China. Through our developer services, we reached approximately 864 million monthly active unique mobile devices, accounting for approximately 90% of mobile device coverage in China, in December 2017. This number further increased to 925 million in March 2018. From these mobile devices, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence (AI) and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received the “2017 Best Technology Company Award” from CCTV-Securities News Channel and have been recognized as the “2016 Most Influential Big Data Service Provider” from 36Kr, a well-known technology news platform in China, for our data solutions.

We provide a comprehensive suite of services to mobile app developers in China. Our developer services easily integrate with all types of mobile apps and provide core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service (SMS). Our services had been used by approximately 318,000 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, education and healthcare, as of March 31, 2018. We are the partner of choice for many major internet companies such as SINA and Bilibili, as well as leading consumer brands such as Starbucks, Yum China and ICBC. Our leading developer service, push notifications, or JPush, had approximately 50% market share in 2017, according to Frost & Sullivan. The market is defined as those mobile apps that use any third-party push notification service out of the top 100,000 mobile apps in China as measured by install base. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 475,000 as of December 31, 2016 to over 707,000 as of December 31, 2017, and further to over 784,000 as of March 31, 2018.

Since our inception through March 31, 2018, we have accumulated data from over 13 billion installations of our software development kits (SDKs) as part of our developer services as of March 31, 2018. We only gain access to selected anonymous device-level data that is necessary for, and relevant to, the services provided. Once the original mobile behavioral data is collected, our data processing platform then stores, cleanses, structures and encrypts data for AI-powered modeling exercises in an aggregated and anonymized fashion. Our developer services can be integrated into multiple apps on the same device, which allows us to receive device-based data from different and multiple dimensions, both online and offline. We believe that our data is differentiated in its volume, variety, velocity and veracity.

AI and machine learning are the key technologies we utilize to gain actionable and effective insights from our data and to develop and refine our data solutions. Leveraging these technologies built upon our massive and quality data foundation, we have developed a variety of data solutions that offer industry-specific, actionable insights for customers in a number of different areas. Our core data solutions include:

•	Targeted marketing (“XiaoGuoTong”): We help advertisers improve their marketing effectiveness by enabling them to target the right audience with the right content at the right time.

•	Financial risk management: We assist financial institutions and financial technology companies in making informed lending and credit decisions.

•	Market intelligence: We provide investment funds and corporations with real-time market intelligence solutions, such as our product iApp, which provides analysis and statistical results on the usage and trends of mobile apps in China.

•	Location-based intelligence (“iZone”): We help retailers and those from other traditional brick-and-mortar industries, such as real estate developers, track and analyze foot traffic, conduct targeted marketing and make more informed and impactful operating decisions, such as site selection.

We are also in the process of developing and launching new data solutions that will further leverage our data and insights to increase productivity for additional industries and customers.

We have built a robust technology infrastructure to support the usage of our developer services and data solutions throughout China on a real-time basis. We have developed a proprietary network of over 4,600 servers strategically located around the country to provide high-quality and cost-effective services across all telecom providers throughout China. This extensive and carefully designed server network allows us to provide customers with real-time access and usage of our developer services and data solutions with great stability, immense speed and high reliability.

We have grown rapidly while at the same time improving our cost efficiency. We increased the number of our customers from 1,168 in 2016 to 2,263 in 2017, and from 980 in the three months ended March 31, 2017 to 1,348 in the three months ended March 31, 2018. We generate revenue primarily from our data solutions. Our revenues increased by 304.9% to RMB284.7 million (US$45.4 million) in 2017 from RMB70.3 million in 2016, and by 295.1% to RMB126.4 million (US$20.2 million) in the three months ended March 31, 2018 from RMB32.0 million in the same period of 2017. We delivered these revenues at a net loss of RMB90.3 million (US$14.4 million) in 2017 as compared to RMB61.4 million in 2016, and a net loss of RMB22.1 million (US$3.5 million) in the three months ended March 31, 2018 as compared to RMB22.0 million in the same period of 2017. Our net loss margin improved from 87.3% in 2016 to 31.7% in 2017, and from 68.8% in the three months ended March 31, 2017 to 17.5% in the three months ended March 31, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation, was RMB82.0 million (US$13.1 million) in 2017 as compared to RMB58.7 million in 2016, and RMB19.3 million (US$3.1 million) in the three months ended March 31, 2018 as compared to RMB19.8 million in the same period of 2017. Our adjusted net loss margin improved from 83.4% in 2016 to 28.8% in 2017, and from 62.0% in the three months ended March 31, 2017 to 15.3% in the three months ended March 31, 2018. Our adjusted EBITDA, a non-GAAP measure defined as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit and share-based compensation, was negative RMB77.0 million (US$12.3 million) in 2017 as compared to negative RMB51.3 million in 2016, and negative RMB15.9 million (US$2.5 million) in the three months ended March 31, 2018 as compared to negative RMB20.5 million in the same period of 2017. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Our Industry

Mobile internet penetration in China has grown substantially over the past few years. According to Frost & Sullivan, the number of mobile internet users in China grew from 619.8 million in 2015 to 752.7 million in 2017, representing a CAGR of 10.2%, and is projected to further increase to 972.6 million in 2023, representing a CAGR of 4.4% from 2017. Mobile has become the primary mode of accessing the internet for consumers in China, and consumers are embracing an increasingly digital lifestyle.

China Mobile App Developer Services Market. As Chinese consumers embrace an increasingly digital lifestyle, there has been an increase in the number of mobile apps developed and used in China. According to Frost & Sullivan, there were approximately 2.2 million unique mobile apps in China in 2017, which is projected to grow to 3.3 million by 2023, representing a CAGR of 7.0%. Proliferation of mobile apps has contributed to the development of a robust third-party mobile app developer services market in China. Through leveraging third-party developer services, mobile app developers can focus their efforts on optimizing their app operations and outsource generic yet critical features to ensure optimal app performance and customer experience. According to Frost & Sullivan, the number of unique mobile apps which have utilized third-party app developer services in China grew from 0.9 million in 2015 to 1.2 million in 2017, representing a CAGR of 15.5% and an increase in penetration rate from 50.0% to 54.5%, and is projected to further increase to 2.1 million in 2023 with a penetration rate of 63.6%, representing a CAGR of 9.8% from 2017 to 2023.

According to Frost & Sullivan, push notification is the most popular app developer service in China, accounting for 36.7% of the app developer services used by the top 100,000 mobile apps in China as measured by install base in 2017. The number of mobile apps using push notification services grew at a CAGR of 18.0% from approximately 378,000 in 2015 to approximately 526,400 in 2017, representing 23.9% of all mobile apps in China, and is projected to further increase to approximately 1.3 million in 2023, accounting for approximately 38.1% of all mobile apps in China. Factors critical to mobile app developers in the selection of push notification service vendors include reliability, stability, timeliness and coverage. These requirements present significant entry barriers as they cannot be achieved without investments in a nationwide high-quality data infrastructure, sufficient bandwidth and technical know-how.

Growing Application of Big Data Technology in China. Advancements in AI and machine learning technology along with the broadening and deepening of the available data pool have contributed to the growing importance of big data technologies in China. The Chinese government has adopted a “National Big Data Strategy” promoting the development of big data, propelling the construction of big data infrastructure as well as accelerating sharing of data resources and development of big data applications. Below are a few areas where there are huge market opportunities for the application of big data solutions in China:

•	Mobile Marketing. The emergence and use of big data has transformed the planning and execution of marketing campaigns, including allowing for deeper segmentation of customers and enhanced targeting and effectiveness. Online marketing represented 44.8% of China’s advertising market in 2017 and is expected to grow from US$50.0 billion in 2017 to US$127.3 billion in 2023, representing a CAGR of 16.9% and a market penetration rate of 74.0% in 2023. Within China’s online marketing industry, mobile marketing has experienced the most robust growth in recent years. According to Frost & Sullivan, China’s mobile marketing industry is projected to grow from US$29.7 billion in 2017, representing 59.4% of online marketing industry, to US$94.2 billion in 2023, representing 74.0% of online marketing industry with a CAGR of 21.2%.

•	Financial Risk Management Services. Big data plays a significant role in managing financial risks in the consumer financial services market in China, including developing more refined and accurate borrower profiles and assessment of creditworthiness. There is a growing demand for financial risk management services from both traditional financial services providers and emerging online financial service companies. According to Frost & Sullivan, China’s financial risk management services market grew from US$1.4 billion in 2015 to US$7.7 billion in 2017, representing a CAGR of 134.5%, and is projected to continue to grow at a CAGR of 67.2% to reach US$168.3 billion by 2023.

•	Market Intelligence. Deriving meaningful insights with the help of big data requires both access to large quantities of data and advanced technology capabilities, the scarcity of which is driving demand for independent market intelligence services. According to Frost & Sullivan, corporate spending on market intelligence services in China has reached US$0.9 billion in 2017, growing at a CAGR of 50.0% from 2015, and is projected to grow further to reach US$4.8 billion by 2023, representing a CAGR of 32.2% from 2017 to 2023.

•	Location-Based Intelligence Services. Offline industries such as retail, automotive, real estate and tourism are increasingly searching for and utilizing location-based intelligence services to improve their operating efficiency. Enormous opportunities exist for location-based intelligence services, as data insights on consumer preferences and purchase intent facilitate higher conversion of in-store traffic into transactions. Other application scenarios include, among others, site selection, targeted marketing and optimization of operations.

Our Competitive Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

•	leader in big data solutions built on dominant position in developer services;

•	extensive online and offline mobile data differentiated by its volume, variety, velocity and veracity;

•	proven product development and commercialization capabilities across multiple industry verticals;

•	continuously improving data solutions driven by AI and machine learning;

•	highly scalable and flexible business model with multiple monetization opportunities; and

•	passionate and visionary management with complementary backgrounds and strong execution capabilities.

Our Growth Strategies

We intend to grow our business using the following key strategies:

•	broaden and deepen our data pool by expanding our developer services;

•	source and integrate alternative and complementary data;

•	enhance our AI and machine learning capabilities;

•	enrich and expand our existing mobile big data solutions;

•	develop new data solutions to address evolving customer needs; and

•	expand into selected global markets.

Our Challenges

Our ability to achieve our goals and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

•	maintain or increase growth rates;

•	achieve and maintain profitability;

•	attract and retain customers;

•	execute our strategies and continue to develop and effectively market data solutions;

•	penetrate the existing market for developer services;

•	maintain or enhance our brand;

•	compete successfully with our current or future competitors;

•	continue to gain access to mobile data in the future; and

•	continuously comply with data privacy and protection laws and regulations.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, was incorporated in May 2012. The current shareholders of Hexun Huagu are Mr. Weidong Luo, Mr. Xiaodao Wang and Mr. Jiawen Fang, holding 80%, 10% and 10% equity interests in Hexun Huagu, respectively.

In May 2012, UA Mobile Limited was incorporated in the British Virgin Islands by KK Mobile Limited, a company wholly owned by Mr. Weidong Luo. UA Mobile Limited set up a wholly-owned subsidiary KK Mobile Investment Limited in Hong Kong in June 2012. In April 2014, we incorporated Aurora Mobile Limited in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Subsequently, Mr. Weidong Luo transferred his entire ownership of UA Mobile Limited to Aurora Mobile Limited. In June 2014, KK Mobile Investment Limited established a wholly-owned subsidiary in China, JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush.

On August 5, 2014, we obtained control over Hexun Huagu through Shenzhen JPush by entering into a series of contractual arrangements with Hexun Huagu and its shareholders. We refer to Shenzhen JPush as our WFOE, and to Hexun Huagu as our VIE in this prospectus. Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law. For more details, including risks associated with the VIE structure, please see “Corporate History and Structure—Contractual Arrangements with Our VIE and its Shareholders,” and “Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in our WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat it as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram illustrates our corporate structure, including our subsidiaries and our VIE as of the date of this prospectus:

(1)	Mr. Weidong Luo, our founder, chairman of our board of directors, chief executive officer and a principal beneficial owner of the shares of our company, holds 80% equity interests in our VIE. Messrs. Xiaodao Wang and Jiawen Fang are both directors and beneficial owners of the shares of our company and they each hold 10% equity interests in our VIE.

Implication of Being an Emerging Growth Company, a Foreign Private Issuer and a Controlled Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will not “opt out” of such exemptions afforded to an emerging growth company.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the

Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. Following this offering, we intend to rely on home country practice to be exempted from the corporate governance requirements that we have a majority of independent directors on our board of directors and the audit committee of our board of directors has a minimum of three members. As a result, we will not have a majority of independent directors and our audit committee will consist of two independent directors instead of three members. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

Upon the completion of this offering, our outstanding share capital will consist of Class A common shares and Class B common shares, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, will beneficially own all of our then issued and outstanding Class B common shares and will be able to exercise             % of our total voting power assuming the underwriters do not exercise their over-allotment option, or             % of our total voting power if the underwriters exercise their over-allotment option in full. Under the Nasdaq Stock Market Rules, a “controlled company” may elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering.

Corporate Information

Our principal executive offices are located at 5/F, Building No. 7, Zhiheng Industrial Park, Nantou Guankou Road 2, Nanshan District, Shenzhen, Guangdong, 518052, People’s Republic of China. Our telephone number at this address is +86 755-8388-1462. Our registered office in the Cayman Islands is located at the offices of Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.jiguang.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is CCS Global Solutions, Inc., located at 530 Seventh Avenue, Suite 909, New York, NY 10018.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADSs” are to American depositary shares, each of which represents Class A common shares;

•	“ADRs” are to American depositary receipts that evidence the ADSs;

•	“Aurora,” “we,” “us,” “our company” and “our” are to Aurora Mobile Limited, our Cayman Islands holding company, and its subsidiaries and its consolidated variable interest entity;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A common shares” refers to our Class A common shares of par value US$0.0001 per share;

•	“Class B common shares” refers to our Class B common shares of par value US$0.0001 per share;

•	“common shares” are to our common shares, par value US$0.0001 per share;

•	“cumulative app installations” as of a certain date are to the cumulative number of apps that have installed one or more of the SDKs offered as part of our developer services as of the same date;

•	“cumulative SDK installations” as of a certain date are to the cumulative number of times the SDKs offered as part of our developer services that are integrated into mobile apps have been downloaded and installed on mobile devices as of the same date. If an SDK is integrated into an app and the app is downloaded and installed on a specific mobile device, that specific single installation counts as one SDK installation. Moreover, the same SDK may be integrated into multiple apps installed on a single mobile device, and an app installed on a mobile device may have integrated more than one of our SDKs. Both scenarios count as multiple SDK installations;

•	“customers” in a given period are to those that purchase at least one of our paid-for developer services or data solutions during the same period. We treat each contracting party as a separate customer although it is possible that a company may have more than one contracting party to enter into contracts with us and multiple entities within one corporate group may use the same contracting party to enter into contracts with us;

•	“monthly active SDKs” in a given period are to the number of SDKs offered as part of our developer services and integrated into apps that have been installed on mobile devices, which have established active connection with our servers in the last month of the same period;

•	“monthly active unique mobile devices” in a given period are to the number of unique mobile devices that have at least one app establishing active connection with our servers in the last month of the same period;

•	“our VIE” are to Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu;

•	“our WFOE” are to JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Common shares outstanding immediately after this offering	Class A common shares and 24,100,189 Class B common shares (or Class A common shares and 24,100,189 Class B common shares if the underwriters exercise their over-allotment option in full). Class B common shares issued and outstanding immediately after the completion of this offering will represent % of our total issued and outstanding shares and % of the then total voting power (or % of our total issued and outstanding shares and % of the then total voting power if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents Class A common shares, par value US$0.0001 per share.

The depositary will hold the Class A common shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and registered holders and indirect holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A common shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A common shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A common shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Common Shares	Our common shares will be divided into Class A common shares and Class B common shares immediately prior to the completion of this offering. Holders of Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. In respect of all matters subject to a shareholder vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes, voting together as one class. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the same number of Class A common shares. See “Description of Share Capital” for more information.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to invest in technology, infrastructure and research and development capabilities, and for general corporate purposes, including expanding and strengthening our sales and marketing activities and funding potential investments and acquisitions of complementary businesses, assets and technologies. Currently, we do not have any plans, commitments or understandings to acquire complementary business, assets and technologies. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up

[We, our directors, executive officers, and all of our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, common shares or similar securities for a period of 180 days after the date of this prospectus. subject to certain exceptions.] In addition, The Bank of New York Mellon, as depositary, has agreed not to accept any deposit of any common shares or deliver any additional ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or delivery and we have agreed not to provide such consent without the prior written consent of the representatives on behalf of the underwriters. See “Shares Eligible for Future Sale” and “Underwriting.”

[Directed ADS Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed ADS program. We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. Certain participants may be subject to the lock-up agreements as described in “Underwriting—[Directed ADS Program].”]

Listing	We intend to apply to have the ADSs listed on the Nasdaq Global Market under the symbol “JG.” The ADSs and our common shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2018.

Depositary	The Bank of New York Mellon.

The number of common shares that will be outstanding immediately after this offering:

•	is based on 70,534,607 common shares outstanding as of the date of this prospectus, assuming (i) the automatic re-designation or conversion, as the case may be, of 24,100,189 shares held by KK Mobile Limited into Class B common shares on a one-for-one basis immediately prior to the completion of this offering and (ii) the automatic re-designation or conversion, as the case may be, of all of our remaining 46,434,418 shares into 46,434,418 Class A common shares immediately prior to the completion of this offering;

•	includes Class A common shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs;

•	excludes 2,975,897 Class A common shares issuable upon the conversion of the zero coupon convertible notes due 2021 in the aggregate principal amount of US$35.0 million issued in April 2018, at an assumed initial conversion price of US$11.7612 per common share;

•	excludes 6,826,366 unissued Class A common shares issuable upon the exercise of outstanding options; and

•	excludes 4,688,771 Class A common shares reserved for future issuances under our 2014 and 2017 Stock Incentive Plans.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of operations data for the years ended December 31, 2016 and 2017, summary consolidated balance sheet data as of December 31, 2016 and 2017 and summary consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations data for the three months ended March 31, 2017 and 2018, summary consolidated balance sheet data as of March 31, 2018 and summary consolidated cash flow data for the three months ended March 31, 2017 and 2018 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Summary Consolidated Statements of Operations Data:
Revenues	70,322	284,709	45,389	31,993	126,392	20,150
Cost of revenues	(47,722)	(213,370)	(34,016)	(25,680)	(91,802)	(14,635)

Gross profit	22,600	71,339	11,373	6,313	34,590	5,515

Operating expenses:(1)
Research and development expenses	(33,717)	(71,651)	(11,423)	(13,623)	(24,413)	(3,892)
Sales and marketing expenses	(33,062)	(59,673)	(9,513)	(10,361)	(17,431)	(2,779)
General and administrative expenses	(13,480)	(32,431)	(5,170)	(6,924)	(13,587)	(2,166)
Total operating expenses	(80,259)	(163,755)	(26,106)	(30,908)	(55,431)	(8,837)

Loss from operations	(57,659)	(92,416)	(14,733)	(24,595)	(20,841)	(3,322)
Loss before income taxes	(57,472)	(94,271)	(15,028)	(24,291)	(22,143)	(3,530)
Net loss	(61,382)	(90,291)	(14,393)	(22,000)	(22,138)	(3,529)

Net loss attributable to Aurora Mobile Limited’s shareholders	(61,382)	(90,291)	(14,393)	(22,000)	(22,138)	(3,529)
Accretion of contingently redeemable convertible preferred shares	(12,427)	(26,391)	(4,207)	(1,775)	(10,877)	(1,734)

Net loss attributable to common shareholders	(73,809)	(116,682)	(18,600)	(23,775)	(33,015)	(5,263)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Net loss per common share:
Basic and diluted	(1.73)	(2.73)	(0.44)	(0.56)	(0.77)	(0.12)
Weighted average number of shares used in calculating basic and diluted loss per common share:
Basic and diluted	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670
Pro forma net loss per share attributable to Class A and Class B common shareholders:
Basic and diluted		(1.28)	(0.20)		(0.31)	(0.05)
Weighted average number of shares used in calculating pro forma basic and diluted loss per common share:
Class A common shares—basic and diluted		46,434,418	46,434,418		46,434,418	46,434,418
Class B common shares—basic and diluted		24,100,189	24,100,189		24,100,189	24,100,189
Net loss per ADS:(2)
Basic and diluted
Non-GAAP Financial Measures:(3)
Adjusted net loss	(58,679)	(82,016)	(13,074)	(19,825)	(19,301)	(3,077)
Adjusted EBITDA	(51,336)	(77,034)	(12,280)	(20,530)	(15,909)	(2,536)

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	—	—	23	4
Research and development expenses	664	1,408	224	100	667	106
Sales and marketing expenses	189	944	150	35	852	136
General and administrative expenses	1,850	5,923	945	2,040	1,295	206

Total	2,703	8,275	1,319	2,175	2,837	452

(2)	Each ADS represents Class A common shares.
(3)	See “—Non-GAAP Financial Measures.”

The following table presents our summary consolidated balance sheet data as of December 31, 2016 and 2017 and March 31, 2018:

	As of December 31,			As of March 31,
	2016	2017		2018
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	103,168	208,161	33,186	141,752	22,599
Accounts receivable, net	9,444	49,594	7,906	80,625	12,854
Prepayments and other current assets	13,508	34,228	5,456	39,493	6,296
Total assets	165,944	359,450	57,303	329,543	52,537

Accounts payable	1,110	8,340	1,330	9,708	1,548
Deferred revenue and customer deposits	18,148	49,557	7,901	52,170	8,317
Accrued liabilities and other current liabilities	19,737	52,639	8,389	33,010	5,263
Total liabilities	53,819	117,197	18,682	110,216	17,571

Total mezzanine equity	220,539	466,637	74,393	477,514	76,127
Total shareholders’ deficit	(108,414)	(224,384)	(35,772)	(258,187)	(41,161)
Total liabilities, mezzanine equity and shareholders’ deficit	165,944	359,450	57,303	329,543	52,537

The following table presents our summary consolidated cash flow data for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(42,152)	(75,532)	(12,040)	(26,466)	(49,475)	(7,888)
Net cash provided by (used in) investing activities	(29,928)	(28,644)	(4,566)	727	(12,745)	(2,032)
Net cash provided by financing activities	135,348	217,446	34,666	18,311	–	–

Effect of foreign currency exchange rate changes on cash and cash equivalents and restricted cash	2,450	(8,282)	(1,323)	(308)	(4,189)	(667)
Net increase in cash and cash equivalents and restricted cash	65,718	104,988	16,737	(7,736)	(66,409)	(10,587)
Cash and cash equivalents and restricted cash at the beginning of year or period	37,570	103,288	16,467	103,288	208,276	33,204

Cash and cash equivalents and restricted cash at the end of year or period	103,288	208,276	33,204	95,552	141,867	22,617

The following table presents certain of our operating data for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2016	2017	2017	2018
Summary Operating Data:
Customers	1,168	2,263	980	1,348
Customers of developer services	743	1,118	635	894
Customers of data solutions	425	1,145	345	454
Monthly active unique mobile devices (in millions)	544	864	591	925

The following table presents certain of our operating data as of December 31, 2016 and 2017 and March 31, 2017 and 2018:

	As of December 31,		As of March 31,
	2016	2017	2017	2018
Summary Operating Data:
Cumulative SDK installations (in millions)	6,437	11,437	7,431	13,054
Cumulative app installations (in thousands)	475	707	514	785

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation. We define adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit and share-based compensation.

We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect our operations. Share-based compensation has been and may continue to be incurred in our business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net loss to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss, for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to Adjusted Net Loss:
Net Loss	(61,382)	(90,291)	(14,393)	(22,000)	(22,138)	(3,529)
Add:
Share-based compensation	2,703	8,275	1,319	2,175	2,837	452

Adjusted net loss	(58,679)	(82,016)	(13,074)	(19,825)	(19,301)	(3,077)

The following table reconciles our adjusted EBITDA to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss, for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to Adjusted EBITDA:
Net Loss	(61,382)	(90,291)	(14,393)	(22,000)	(22,138)	(3,529)
Add:
Interest expense	—	122	19	2	60	10
Depreciation of property and equipment	3,433	8,805	1,404	1,584	3,310	528
Amortization of intangible assets	—	35	6	—	27	4
Income tax (benefit) expense	3,910	(3,980)	(635)	(2,291)	(5)	(1)

EBITDA	(54,039)	(85,309)	(13,599)	(22,705)	(18,746)	(2,988)
Add:
Share-based compensation	2,703	8,275	1,319	2,175	2,837	452

Adjusted EBITDA	(51,336)	(77,034)	(12,280)	(20,530)	(15,909)	(2,536)

RISK FACTORS

An investment in the ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have experienced rapid growth in recent periods, and our recent growth rates may not be indicative of our future growth.

We started operation in 2012. As a result of our relatively limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our revenue has increased substantially since our inception, but we may not be able to sustain revenue growth consistent with our recent history, or at all. Our revenue growth in recent periods may not be indicative of our future performance. In future periods, our revenue could decline or grow more slowly than we expect. We believe growth of our revenue depends on a number of factors, including our ability to:

•	attract new app developers and customers, including from diversified industry verticals, and retain and expand our relationships with existing app developers and customers on a cost-effective basis;

•	maintain the breadth of our ad publisher network and attract new publishers;

•	innovate and adapt our services and solutions to meet evolving needs of current and potential customers, including to address market trends;

•	maintain and increase our access to data necessary for the development and performance of our solutions;

•	maintain the proper functioning of developer services and data solutions as we continue to collect increasing amounts of data from a growing user base;

•	continuously improve on the algorithms underlying the products and the technologies;

•	adapt to a changing regulatory landscape governing privacy matters;

•	keep pace with the new technological development in the industry;

•	invest sufficiently in our technology and infrastructure, at the pace required to support our growth;

•	productize new solutions;

•	introduce our services and solutions to new geographic markets;

•	increase awareness of our brand among more businesses; and

•	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

We have incurred net losses in the past, which we may continue to experience in the future.

We have incurred net losses since our inception, including loss from operations of RMB57.7 million, RMB92.4 million (US$14.7 million) and RMB20.8 million (US$3.3 million) for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, and net losses of RMB61.4 million, RMB90.3 million (US$14.4 million) and RMB22.1 million (US$3.5 million) for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, respectively. These losses reflect the substantial investments we made to grow our business, including commercialization of our platform, development of our AI and machine learning capabilities, improvement of our technology infrastructure, and our sales and marketing efforts. We cannot assure you that we will be able to generate net profits in the future.

We expect to continue to make significant future expenditures related to the continuous development and expansion of our business, including:

•	investments in our research and development team and in the development of new solutions and enhancement of our solutions;

•	investments in sales and marketing, including expanding our sales force, increasing our customer base and increasing market awareness of our platform;

•	expanding our operations and infrastructure, including internationally; and

•	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company upon completion of this offering.

As a result of these increased expenses, we will have to generate and sustain increased revenue to be profitable in future periods. Further, in future periods, our revenue growth rate could decline, and we may not be able to generate sufficient revenue to offset higher costs and achieve or sustain profitability. If we fail to achieve, sustain or increase profitability, our business and operating results could be adversely affected.

We generate a significant portion of our revenues from targeted marketing solutions, and the reduction in spending by or loss of our marketing customers could materially harm our business.

The term of the contracts with our advertisers is generally one year, and advertisers may terminate the contracts with us upon the expiration of the term. Those advertisers may not continue to do business with us if we do not create more value (such as increased return on investment) than their available alternatives. If we do not provide superior value or deliver ads efficiently and competitively, we could see a decrease in revenue and other adverse impacts to our business. In addition, expenditures by advertisers tend to be cyclical and subject to changes in overall economic conditions and industry specific events or regulation. Adverse macroeconomic conditions can also have a material negative impact on user activity and the demand for advertising and cause our advertisers to reduce the amounts they spend on advertising, which could adversely affect our revenues and targeted marketing solution business.

The preferred format and technology associated with digital advertising may continue to evolve and may become less compatible with our solutions, which could adversely affect our revenues and targeted marketing solution business.

If we cannot successfully execute our strategy and continue to develop and effectively market developer services and data solutions that anticipate and respond to the needs of app developers and our customers, our business, operating results and financial condition may suffer.

The market for mobile developer services and data solutions is characterized by constant change and innovation, and we expect it to continue to rapidly evolve. Moreover, many of our customers operate in industries characterized by changing technologies and business models, which require them to develop and manage increasingly complex mobile application and IT infrastructure environments. Our historical success has been based on our ability to offer high quality in-app functionalities needed by app developers and innovative data solutions with industry-specific and actionable insights for our customers, and the resulting benefits to customers’ businesses and brands. Our success has also depended upon our ability to identify, target and reach customers that need our services and data solutions and successfully convert app developers into paying customers through our sales and marketing activities and then increase the cross-sale among each line of our businesses. If we do not respond to the rapidly changing needs of our customers by developing and enhancing our developer services and data solutions, developing new products on a timely basis that can address evolving customer needs, and selling and marketing them effectively, our competitive position and business prospects will be harmed.

Additionally, the process of developing new technology and data solutions may be complex and uncertain, and if we fail to accurately predict developers’ and customers’ changing needs and emerging technological trends, our business could be harmed. We believe that we must continue to dedicate significant resources to our research and development efforts. Our enhancement of existing services and data solutions and development of new products could fail to attain sufficient market acceptance for many reasons, including:

•	the failure to accurately predict market or customer demands;

•	defects, errors or failures in the design or performance of our new products or product enhancements;

•	negative publicity about the performance or effectiveness of our developer services and data solutions;

•	delays in developing and enhancing existing products or releasing our new products to the market;

•	the introduction or anticipated introduction of competing products by our competitors;

•	poor business conditions for our customers, causing them to delay purchases; and

•	the perceived value of our services and data solutions relative to their cost.

To the extent we are not able to continue to execute on our business model to timely and effectively develop and market our developer services and data solutions to address these challenges, our business, operating results and financial condition will be adversely affected.

There can be no assurance that we will successfully identify new opportunities, develop and bring new developer services or data solutions to market on a timely basis or achieve market acceptance of our services and products, or that products and technologies developed by others will not render our comprehensive suite of services obsolete or non-competitive. Further, we may make changes to our services and products that our customers do not like or find useful. We may also discontinue certain features, begin to charge for certain features that are currently free, such as certain developer services, or increase fees for any of our features or usage of our developer services and data solutions. If our services or products do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue may decline or grow more slowly than expected and the negative impact on our operating results may be particularly acute and we may not receive a return on our investment because of the upfront research and development, sales and marketing and other expenses we incur.

If we are not able to continue to gain access to mobile data in the future, our business, operating results and financial condition could be materially and adversely affected.

By providing services to mobile app developers, we gain access to massive mobile data that we use to develop our industry-specific data solutions. Data is sourced only based on our services provided to developers and primarily consists of unstructured anonymous meta data. Based on our centralized proprietary data processing platform and leveraging our AI and machine learning capabilities, we are able to gain actionable and effective insights from the data and develop a variety of data solutions. Our business plan assumes that the demand for data solutions will increase.

We may not be able to maintain and grow the number of app developers we serve. Furthermore, certain of our app developers may prohibit or limit our access to or use of this data. The broad adoption of certain end-user computer software or programs may pose technical restrictions on our ability to access user data or end-users may dispute our use of the data. Interruptions, failures or defects in our data access and processing systems, as well as privacy concerns regarding the user data, could also limit our ability to analyze data. In addition, our ability to collect data may be restricted by new laws and regulations. If we are not able to continue to gain access to extensive mobile data in the future, we will lose our competitive strengths, and we may not be able to effectively and efficiently offer and improve our existing data solutions or develop new products that respond to the needs of our customers. Accordingly, demand for our solutions may not continue to develop as we anticipate, or at all, and because we derive a substantial portion of our revenue from data solutions, the growth of our business and results of operations may be adversely affected.

If the market for our developer services and data solutions develops more slowly than we expect, our growth may slow or stall and our operating results could be harmed.

The market for developer services and data solutions is rapidly growing. Our future success will depend in large part on our ability to penetrate the existing market, as well as the continued growth and expansion of that market. It is difficult to predict customer adoption and renewals of our subscriptions, customer demand for our platform, the size, growth rate and expansion of this market, the entry of competitive products or the success of existing competitive products. Our ability to penetrate the existing market for developer services and data solutions and any expansion of that market depends on a number of factors, including the cost, performance and perceived value associated with our service and products, as well as potential customers’ willingness to adopt our service and products. If we or other developer services or data solutions providers experience security incidents, loss of customer or user data, disruptions in delivery or other problems, the market as a whole, including our business, may be negatively affected. If our service and products, especially data solutions, do not achieve widespread adoption, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending or otherwise, it could result in decreased revenue and our business could be adversely affected.

Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage current and potential app developers and customers from doing business with us.

Concerns about our practice of accessing, storing, processing and using data from mobile devices, even if unfounded, could damage our reputation, business and results of operations. We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cyber Security Law. To protect personal information, these laws and regulations regulate data collection, storage, use, processing, disclosure and transfer of personal information. Pursuant to these laws and regulations, an internet information service provider is required to obtain a user’s consent to collect the user’s personal information, and is prohibited from gathering personal information that is unrelated to the services it provides, and the internet information service provider must also inform the user of the purposes, the means and the scope of the information collection and uses. See “Regulations—Regulations on Information Security,” and “Regulations—Regulations on Privacy Protection.”

The PRC Cyber Security Law is relatively new and subject to interpretation by the regulator. Although we only gain access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. As such, we have adopted a series of measures in order to comply with the laws and regulations relating to the protection of personal information. We enter into a service agreement with each app developer that uses our developer services in their mobile apps, and we display privacy policies on our official website. Our service agreement and the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with our service agreements, such as their failure to obtain sufficient consents from their end users. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop data solutions that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities.

While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. The activities of third parties such as app developers and business partners are beyond our control. If our business partners or app developers violate the PRC Cyber Security Law and related laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. For further information, see “Regulations—Regulations on Privacy Protection.” Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners or app developers to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential app developers and customers from using our services and/or data solutions and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with the data we have access to and the data solutions we provide to customers. Moreover, as we implement our strategy to expand into selected global markets, we may become subject to personal information protection laws and regulations in the jurisdictions that we expand into. We may also become subject to regulatory requirements as a result of installations of apps integrated with our SDKs by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. In addition to the regulatory requirements, user attitudes towards data privacy are also evolving, and user concerns about the extent to which personal information is accessible to, used by or shared with our customers or others may adversely affect our ability to gain access to data and provide certain data solutions to our customers. Any occurrence of the abovementioned circumstances may negatively affect our business and results of operations.

We rely on certain ad publishers for our targeted marketing business.

Our revenues from targeted marketing solutions are derived from placing display ads on publisher apps that we do not own. We currently access ad inventory through various channels, including major online media networks and we rely on certain advertisement publishers, such as Tencent, for access to a large amount of ad inventory. Our agreements with these publishers generally also do not include long-term obligations requiring them to make their inventory available to us. As a result, our ability to continue to purchase inventory from these publishers depends in part on our ability to consistently pay sufficiently competitive fees for their internet display ad inventory as well as other factors. Similarly, as more companies compete for ad impressions on major platforms with a large amount of supply of ad inventory, ad inventory may become more expensive, which may adversely affect our ability to acquire ad inventory and resell it on a profitable basis. Any interference with our ability to maintain access to such inventory could materially reduce the amount of ad inventory that our solution relies on in order to deliver ads for our clients. In addition, since we rely on a limited number of publishers for access to significant portions of advertising inventory that our targeted marketing business depends on, the loss of access to ad inventory from one of those publishers would negatively impact our ability to deliver internet display ads for our targeted marketing customers. Any of these consequences could therefore adversely affect our results of operations and financial condition.

With the expansion of the breadth and quality of businesses that utilize our solution, we expect that our publisher base will grow. In addition, in order to grow our advertiser base, we must expand our access to new sources of internet display ad inventory and maintain a steady supply of this inventory. Our ability to attract new publishers will depend on various factors, some of which are beyond our control. Therefore, we cannot assure you that we will successfully grow our relationships with new publishers or maintain and expand our access to ad inventory through other channels. In addition, even if we do grow our relationships, we cannot assure you that those relationships with publishers will be on favorable terms to us.

Therefore, if we are unable to acquire sufficient ad inventory through stable publisher relationships or intermediaries, our business and results of operations could be harmed.

Security and privacy breaches may hurt our business.

We currently retain data from other parties, including data from mobile devices in secure database servers. It is essential for us to maintain the security of data that we store and process properly. We maintain a data security program. Once the original anonymous device-level mobile behavioral data is collected and aggregated, our platform stores, cleanses, structures and encrypts data. We also design and adopt other security controls to protect our data from breaches, including separation of data from external servers by firewalls, granting of limited access to designated employees, and maintaining a proper visit log. See “Business—Our AI-Powered Data Processing Platform—Data Security.”

Any security breach and data decryption, including those resulting from a cybersecurity attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of the information that we gain access to and store, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. If our data security measures or the data security measures utilized by app developers and customers are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to confidential information of developers, customers and app end users, our reputation may be damaged, our business may suffer and we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our data security measures could be harmed and we could lose sales and customers.

Moreover, if a high profile security breach occurs with respect to another developer services or data solution provider, our customers and potential customers may lose trust in the security of our developer services or data solutions generally, which could adversely impact our ability to retain existing customers or attract new ones.

Our business depends on strong brand, and failing to maintain and enhance our brand would hurt our ability to expand our base of app developers and customers.

We believe that maintaining and enhancing our “Jiguang” brand identity and increasing market awareness of our company and products, particularly among app developers and publishers, is critical to achieving widespread acceptance of our platform, to strengthening our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products, our ability to maintain our leadership position and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts may provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the market. If the reviews are negative or not as strong as reviews of our competitors’ products and services, then our brand may be harmed.

In addition, if we do not handle product complaints effectively, then our brand and reputation may suffer, app developers and customers may lose confidence in us and they may reduce or cease their use of our products. App developers and our customers may post and discuss on social media about internet-based products and services, including our products and platform. Our reputation depends, in part, on our ability to generate positive feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions we take or changes we make to our products or platform upset these app developers and our customers, then their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our products or our platform could materially and adversely impact our ability to attract and retain users and customers, our business, results of operations and financial condition.

The promotion of our brand also requires us to make expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose users and customers, all of which would adversely affect our business, results of operations and financial condition.

If we fail to keep up with rapid changes in technologies, our future success may be adversely affected.

We utilize AI and machine learning technology and other advanced data technology tools to process data and productize our data solutions. The success of our business will depend, in part, on our ability to adapt and respond effectively to the technology development on a timely basis. If we are unable to develop new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform integrates with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation in these technologies. If app developers or customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our products. We must continue to invest substantial resources in research and development to enhance our technology. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

We may not be able to compete successfully with our current or future competitors.

The market for developer services and data solutions is intensely competitive and characterized by rapid changes in technology, developer and customer requirements, industry standards and frequent new product introductions and improvements. We face competition in all lines of business. In the future, as we further grow, we anticipate continued challenges from current competitors, as well as by new entrants into the industry including major online media networks, which may enjoy greater resources than us. See “Business—Competition.” If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could be weakened, and we could experience a decline in our growth rate or revenue that could adversely affect our business and results of operations.

Some of our existing competitors, especially the competitors for our data solutions have, and our potential competitors could have, substantial competitive advantages such as:

•	greater name recognition, longer operating histories and larger user bases;

•	broader, deeper or otherwise more established relationships with technology, channel and business partners, including ad publishers and customers;

•	greater resources to make acquisitions;

•	larger and more mature intellectual property portfolios;

•	larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products; and

•	substantially greater financial, technical and other resources to provide support, to make acquisitions and to develop and introduce new products.

We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected. In addition, companies competing with us may have an entirely different pricing or distribution model. Increased competition could result in fewer customer subscriptions and transactions, price reductions, reduced operating margins and loss of market share. Further, we may be required to make substantial additional investments in research, development, marketing and sales in order to respond to such competitive threats, and we cannot assure you that we will be able to compete successfully in the future.

If any system failure, interruption or downtime occurs, our business, financial condition and results of operations may be materially and adversely affected.

Although we seek to reduce the possibility of disruptions and other outages, our platform may be disrupted by problems with our own cloud-based technology and system, such as malfunctions in our software or other facilities or network overload. Our systems may be vulnerable to damage or interruption caused by telecommunication failures, power loss, human error, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. While we locate our servers in multiple data centers across China, our system may not be fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precautions we may take, the occurrence of natural disasters or other unanticipated problems at our hosting facilities could result in interruptions in the availability of our products and services. Any interruption in the ability of app developers or customers to use our services and solutions could damage our reputation, reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative products.

Our servers may experience downtime from time to time, which may adversely affect our operations, brands and user perception of the reliability of our systems. Any scheduled or unscheduled interruption in the ability of users to use our servers could result in an immediate, and possibly substantial, loss of revenues.

We currently host our cloud service from third-party data center facilities operated by several different providers located in China. Any damage to, or failure of, our cloud service that is hosted by these third parties, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or acts of God, could result in interruptions in our cloud service and/or the loss of data. While the third-party hosting centers host the server infrastructure, we manage the cloud services through our technological operations team and need to support version control, changes in cloud software parameters and the evolution of our solutions. As we continue to add data centers and capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Impairment of, or interruptions in, our cloud services may reduce our revenues, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our subscription renewal rates and our ability to attract new customers. Our business will also be harmed if app developers, customers and potential customers believe our services are unreliable.

We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, and to adverse events caused by operator error. We cannot rapidly switch to new data centers or move customers from one data center to another in the event of any adverse event. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our service and the loss of accumulated data and our business.

Interruption or failure of China’s internet infrastructure or information technology and communications systems of app developers and customers could impair our ability to effectively deliver our products.

Our business depends on the performance and reliability of the internet infrastructure in China and the stability of information technology and communications systems of app developers, customers and publishers. The availability of our developer services and data solutions, in part, depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to developers’ networks operated by such telecommunications carriers and internet service providers to deliver our developer services. We have experienced internet interruptions in the past, which were typically caused by service interruption of the value-added telecommunications service providers. In addition, since we rely on the performance of our publishers to deliver the ads, any interruption or failure of their information technology and communications systems may undermine the effectiveness of our advertising services and solutions and cause us to lose customers, which may harm our operating results.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, know-how and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and invention assignment agreements with our employees and third parties to protect our proprietary rights. As of the date of this prospectus, within China, we have 40 patent applications pending and own 26 computer software copyrights, relating to various aspects of our developer services and data solutions. In addition, we have filed 9 trademark applications and have maintained 7 trademark registrations and 3 artwork copyrights in China. We have also registered 13 domain names, including www.jiguang.cn. There can be no assurance that any of our pending patent, trademark, software copyrights or other intellectual property applications will issue or be registered. Any intellectual property rights we have obtained or may obtain in the future may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, circumvented, infringed or misappropriated. Given the potential cost, effort, risks and disadvantages of obtaining patent protection, we have not and do not plan to apply for patents or other forms of intellectual property protection for certain of our key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

Monitoring for infringement or other unauthorized use of our intellectual property rights is difficult and costly, and we cannot be certain that we can effectively prevent such infringement or unauthorized use of our intellectual property. From time to time, we may need to resort to litigation or other proceedings to enforce our intellectual property rights, which could result in substantial cost and diversion of resources. Our efforts to enforce or protect our intellectual property rights may be ineffective and could result in the invalidation or narrowing of the scope of our intellectual property or expose us to counterclaims from third parties, any of which may adversely affect our business and operating results.

In addition, it is often difficult to create and enforce intellectual property rights in China and other countries outside of the United States. Even where adequate, relevant laws exist in China and other countries outside of the United States, it may not be possible to obtain swift and equitable enforcement of such laws, or to enforce court judgments or arbitration awards delivered in another jurisdiction. Accordingly, we may not be able to effectively protect our intellectual property rights in such countries. Additional uncertainty may result from changes to intellectual property laws enacted in the jurisdictions in which we operate, and from interpretations of intellectual property laws by applicable courts and government bodies.

Our confidentiality and invention assignment agreements with our employees and third parties, such as consultants and contractors, may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of such unauthorized use or disclosure. Trade secrets and know-how are difficult to protect, and our trade secrets may be disclosed, become known or be independently discovered by others. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our service and solution features, software and functionality or obtain and use information that we consider confidential and proprietary. If we are not able to adequately protect our trade secrets, know-how and other confidential information, intellectual property or technology, our business and operating results may be adversely affected.

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of data or technology from our system.

Third parties may own technology patents, copyrights, trademarks, trade secrets and internet content, which they may use to assert claims against us. Our internal procedures and licensing practices may not be effective in completely preventing the unauthorized use of copyrighted materials or the infringement of other rights of third parties by us or our users. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. For example, as we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If a claim of infringement brought against us in the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunction or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel.

Competitors and other third parties may claim that our officers or employees have infringed, misappropriated or otherwise violated their software, confidential information, trade secrets or other proprietary technology in the course of their employment with us. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers and employees, we cannot guarantee that any policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to injunction or court orders or required to remove the data and redesign our products or technology, any of which could adversely affect our business, financial condition and results of operations.

Further, we license and use technologies from third parties in our applications and platform. These third-party technology licenses may not continue to be available to us on acceptable terms or at all, and may expose us to liability. Any such liability, or our inability to use any of these third-party technologies, could result in disruptions to our business that could materially and adversely affect our operating and financial results.

Our use of open source technology could impose limitations on our ability to develop our products and platform.

We use open source software in our applications and platform and expect to continue to use open source software in the future. Although we monitor our use of open source software to avoid subjecting our applications and platform to conditions we do not intend, we may face allegations from others alleging ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works, or our proprietary source code that was developed using such software. These allegations could also result in litigation. The terms of many open source licenses have not been interpreted by U.S. courts or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to develop our applications and technology and further commercialize our products and platform. In such an event, we could be required to seek licenses from third parties to continue applying our applications, to make our proprietary code generally available in source code form, to re-engineer our applications or to discontinue the offering of our service if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and results of operations.

Our technologies may include design or performance defects and may not achieve their intended results, any of which may impair our future revenue.

Our technologies for data processing and solutions are relatively new, and they may contain design or performance defects that are not detectable even after extensive internal testing and may become apparent only after widespread and long term of commercial use. Any defect in those technologies as well as their subsequent alterations and improvements could hinder the effectiveness of our platform, which would have a material and adverse effect on our competitiveness, reputation and future prospects. It is not clear whether China’s existing product liability laws apply to software systems like ours. We cannot assure you that if our technologies are found to have design or performance defects, we will not be liable for product liability claims in China. Although we have not experienced any product liability claims to date, we cannot assure you that we will not do so in the future.

App developer growth and engagement depend upon effective interoperation with the apps, mobile operating systems, networks, mobile devices and standards that we do not control.

We make our developer services available across a variety of mobile apps, mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile apps and devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such app functions, mobile operating systems or devices that degrade the functionality of our developer services or give preferential treatment to competitive services could adversely affect usage of our services. Mobile operating systems or device manufacturers may develop competing solutions which may interface more effectively with their operating systems and devices. In order to deliver high quality services, it is important that our services work well across a range of apps, mobile operating systems, networks, mobile devices and standards that we do not control.

We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these apps, operating systems, networks, devices and standards. In the event that it is difficult for our app developers to access and use our services, our app developer growth and engagement could be harmed, our data resources may be limited and our business and operating results could be adversely affected.

If we fail to obtain and maintain the requisite licenses and approvals required under complex regulatory environment applicable to our business in China, or if we are required to take actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. Our VIE is required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the Ministry of Industry and Information Technology, or MIIT, and the State Internet Information Office, or the SIIO, jointly regulate all major aspects of the internet industry, including the mobile internet business. Operators must obtain various government approvals and licenses for relevant internet or mobile business. See “Regulation—Regulations on Telecommunications Services and Foreign Ownership Restrictions.”

We have obtained two value-added telecommunication business licenses covering different scope of operations. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

We may also be required to obtain the foreign-related investigation business license or personal credit reporting business license. See “Regulation—Regulations on Foreign-related Investigation” and “Regulation—Regulations on Credit Reporting.”

The PRC government has adopted several regulations governing personal credit reporting businesses. According to the Administrative Regulations on the Credit Reporting Industry, which was promulgated by the State Council and became effective in 2013, “personal credit reporting business” means the activities of collecting, organizing, storing and processing “information related to the credit standing” of individuals as well as providing the information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. These regulations, together with the Administrative Measures for Credit Reporting Agencies, which was promulgated by the People’s Bank of China and became effective in 2013, set forth qualification standards for entities conducting a credit reporting business in China, rules and requirements for credit reporting businesses and operating standards for credit reporting agencies. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 and criminal liabilities. We provide financial risk management solutions to financial institutions as well as emerging technology companies based on device-level mobile behavior data. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear. It is therefore uncertain whether we would be deemed to engage in personal credit reporting business because of our financial risk management solutions. As of the date of this prospectus, we have not been subject to any fines or other penalties under any PRC laws or regulations related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering our financial risk management solutions. Our business may also become subject to other rules and requirements related to credit reporting business, or new rules and requirements (including approval or license regime) promulgated by the relevant authorities in the future. The existing and future rules and regulations may be costly to comply with, and we may not be able to obtain any required license or other regulatory approvals in a timely manner, or at all. If we are subject to penalties for any of the foregoing reasons, our business, financial condition, results of operations and prospects could be materially and adversely affected.

According to the Measures on the Administration of Foreign-related Investigation, companies that engage in a foreign-related investigation must obtain the foreign-related investigation license. Foreign-related investigations include market and social investigations of which the materials and results are to be provided to any foreign institutions. For the purpose of the Measures on the Administration of Foreign-related Investigation, market investigations refer to the activities of collecting and compiling information concerning the performance and prospects of the relevant products and commercial services in the market. Based on the data that we access to and aggregate from our developer services, we provide data solutions to both domestic and foreign financial industry clients. Except for the general descriptions of market and social investigation defined in the relevant PRC laws or regulations, there is no further clarification or specific guidance on the characteristics and scope of “foreign-related investigations.” Due to the lack of further interpretation of the relevant rules, it is uncertain whether we are required to obtain a license for our business. We do not hold a foreign-related investigation license. Lack of the license may restrain our ability to expand our business scope and may subject us to fines and other regulatory actions by relevant regulators if the provision of our data solutions to foreign financial industry clients is deemed as violating the applicable regulations. To be prudent, we have started the application process for a foreign-related investigation license. We cannot assure you that we will be able to obtain the license.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, and could require significant management attention, disrupt our business, dilute shareholder value, involve anti-monopoly concerns and adversely affect our results of operations.

We may seek to acquire, or make investment in additional businesses, products or technologies in both domestic and overseas markets. However, we have limited experience in acquiring, investing in and integrating businesses, products and technologies. If we identify an appropriate candidate for acquisition or investment, we may not be successful in negotiating the terms and/or financing of the transaction, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	reputation and perception risks associated with the acquired product or technology by the general public;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;

•	failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues;

•	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	costs necessary to establish and maintain effective internal controls for acquired businesses;

•	failure to successfully further develop the acquired technology in order to recoup our investment; and

•	increased fixed costs.

If we are unable to successfully integrate any future business, product or technology we acquire, our business and results of operations may suffer.

Any loss of key personnel or inability to attract, retain and motivate qualified personnel may impair our ability to expand our business.

Our success is substantially dependent upon the continued service and performance of our senior management team and key technical, marketing and sales personnel, including our senior management. The replacement of any members of our senior management team likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

Our future success also depends, in part, on our ability to continue to attract, integrate and retain highly skilled personnel. Competition for highly skilled personnel, including, in particular, engineers, is frequently intense. We must offer competitive compensation and opportunities for career growth in order to attract and retain these highly skilled employees. Any failure to successfully attract, integrate, or retain qualified personnel to fulfill our current or future needs may negatively impact our growth.

Allegations or lawsuits against us or our management may harm our reputation.

We have not been, but may become, subject to allegations or lawsuits brought by our competitors, customers or other individuals or entities, including claims of breach of contract or unfair competition. Any such allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. We cannot assure you that neither we nor our management will be subject to allegations or lawsuits in the future. Allegations or lawsuits against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract app developers and customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Our results of operations may be subject to seasonal fluctuation due to a number of factors, any of which could adversely affect our business and operation results.

The historical seasonality of our business has been relatively mild due to our rapid growth but it may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. As we grow, our quarterly revenues and operating results may be subject to seasonal fluctuations, depending upon a number of factors which may be out of our control. We may experience weaker demands for targeted marketing business in the first quarter of each year due to the Chinese New Year holidays. Expenditures by advertisers vary in cycles and tend to reflect overall economic conditions, both in China and globally, as well as budgeting and buying patterns in different industries and companies. Advertisers may alternate between periods with major advertising campaigns and periods of relative inactivity. Because most advertising campaigns are short in duration and we typically sign contracts on a campaign-by-campaign basis, it is difficult for us to forecast our results of operations for future quarters. Our quarterly revenues and our costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of the ADSs to fall. If our revenues for a particular quarter are lower than expected, we may be unable to reduce our operating expenses and cost of revenues for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from prior quarters.

We may be the subject of anti-competitive, harassing or other detrimental conduct that could harm our reputation and cause us to lose users and customers.

In the future we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Allegations, directly or indirectly against us or any of our executive officers, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our business, prospectus or financial performance. The harm may be immediate without affording us an opportunity for redress or correction. In addition, such conduct may include complaints, anonymous or otherwise, to regulatory agencies. We may be subject to regulatory or internal investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, our reputation could be harmed as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose users and customers and adversely affect the price of the ADSs.

Non-compliance on the part of third parties with whom we cooperate to conduct business, deterioration of their service quality or termination of their services, could disrupt our business and adversely affect our results of operations.

Our business partners, including publishers and third party data service providers, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Any legal liabilities of, or regulatory actions against, our business partners may affect our business activities and reputation and, in turn, our results of operations. For example, we collaborate with third-party data service providers who supplement our dataset and maintain a strict vetting process before engaging such third-party data service providers to ensure the integrity and quality data, but we cannot assure that these service providers have accessed and processed data in a proper and legal manners and any noncompliance on their part may cause potential liabilities to us and disrupt our operations.

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively or in high quality, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

We have granted, and may continue to grant share options or other equity incentives in the future, which may result in increased share-based compensation expenses.

We adopted a stock incentive plan in July 2014, or the 2014 Plan, and a stock incentive plan in March 2017, or the 2017 Plan. Under the 2014 Plan, we are authorized to grant share awards for issuance of up to a maximum of 5,500,000 common shares. Under the 2017 Plan, as amended, we are authorized to grant awards for issuance of up to a maximum of 6,015,137 Class A common shares. See “Management—2014 Stock Incentive Plan” and “Management—2017 Stock Incentive Plan” for a detailed discussion. In 2017 and the three months ended March 31, 2018, we recorded RMB8.3 million (US$1.3 million) and RMB2.8 million (US$0.5 million) in share-based compensation expenses, respectively. The amount of these expenses is based on the fair value of the share-based compensation awards we granted, and the recognition of unrecognized share-based compensation cost will depend on the forfeiture rate of our unvested restricted shares. As of the date of this prospectus, options to purchase 5,438,050 Class A common shares under the 2014 Plan and 1,388,316 Class A common shares under the 2017 Plan have been granted and outstanding, excluding options that were forfeited or canceled after the relevant grant dates. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and consultants, and we will continue to grant share-based compensation in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the global or Chinese economy.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.9% in 2017. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries as well as the United States, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer. Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on the financing available to us. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market.

If we fail to establish branch offices in all areas we operate, we may be subject to penalties and our business operations could be adversely affected.

Under PRC law, a company setting up premises for business operations outside its residence address must register the premises as branch offices with the competent local industry and commerce bureau and obtain business licenses for them as branch offices. As of the date of this prospectus, we have not been able to register all the premises as branch offices in the relevant cities where we operate our business, including Beijing, Shanghai, Guangzhou and Chengdu. We are in the process of applying for the registration of these premises and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration and the net revenue attributable to the operation from these premise is insignificant, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

We have limited business insurance coverage.

The insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We face risks related to health epidemics, severe weather conditions and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions or other epidemics or outbreaks. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snow storms, floods or hazardous air pollution, or other outbreaks may require temporary closure of our offices. Such closures may disrupt our business operations and adversely affect our results of operations.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

We have not registered certain of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

We lease premises and may not be able to fully control the rental costs, quality, maintenance and our leasehold interest in these premises, nor can we guarantee that we will be able to successfully renew or find suitable premises to replace our existing premises upon expiration of the existing leases.

We lease all the premises used in our operations from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be materially and adversely affected.

Moreover, certain lessors have not provided us with valid ownership certificates or authorization of sublease for our leased properties. Under the relevant PRC laws and regulations, if the lessors are unable to obtain certificate of title because such real estates were built illegally or failed to pass the inspection, such lease contracts may be recognized as void. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

As of the date of this prospectus, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC entities have not made adequate employee benefit payments and have not made employee benefit payments for all employees and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations.

Foreign ownership of certain parts of our businesses including value-added telecommunications services is subject to restrictions under current PRC laws and regulations. The PRC government regulates internet access, distribution of online information and online advertising through strict business licensing requirements and other government regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (excluding e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our PRC subsidiary, namely our WFOE, is a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunications services in China. As a result, our variable interest entity in PRC, namely Hexun Huagu, holds value-added telecommunications business operation licenses as a value-added telecommunications service provider. We entered into a series of contractual arrangements with Hexun Huagu, or our VIE, and its shareholders, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Corporate History and Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structure of our VIE in China and our WFOE, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC laws and regulations are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, the MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law for public review and comments on January 19, 2015. Among other things, the draft PRC Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft PRC Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

If we or our VIE were found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	levying fines or confiscating our income or the income of our PRC subsidiary or our VIE;

•	revoking or suspending the business licenses or operating licenses of our PRC subsidiary or our VIE;

•	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIE;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for substantially all of our business operation, which may not be as effective as direct ownership.

Our VIE contributed 99.8%, 98.9% and 98.9% of our consolidated total net revenues for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, respectively. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct our VIE’s operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE and it shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of our VIE as its nominee shareholders because although they remain the holders of equity interests on record in our VIE, pursuant to the terms of the shareholder voting proxy agreement, each such shareholder has irrevocably authorized our company to exercise his rights as a shareholder of the VIE. However, if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements between us and our variable interest entity will be resolved through arbitration in China. These disputes do not include claims arising under the United States federal securities law and thus the arbitration provisions do not prevent our shareholders from pursuing claims under the United States federal securities law. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, awards by arbitrators are final, which means parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE include Mr. Weidong Luo, Mr. Xiaodao Wang and Mr. Jiawen Fang, who are also our directors. Conflicts of interest may arise between the roles of them as directors of our company and as shareholders of our VIE. The shareholders of our VIE may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. We rely on Mr. Luo, Mr. Wang and Mr. Fang to abide by the laws of the Cayman Islands, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholders. For example, in the event that any of the shareholders of our VIE divorces his or her spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our effective control over the VIE. Similarly, if any of the equity interests of our VIE is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, it is expressly provided that all these agreements and the rights and obligations thereunder shall be equally effective and binding on the heirs and successors of the parties to the contractual arrangements, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our Class A common shares.

We are a holding company, and we may rely on dividends to be paid by our wholly-owned PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our Class A common shares and service any debt we may incur. If our wholly owned PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as our WFOE, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE holds certain assets that are material to the operation of certain portion of our business, including intellectual property and premise and value-added telecommunication business operation licenses. If our VIE goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiary and our VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary and VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiary and consolidated VIE in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiary is subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. For example, the MOFCOM published a discussion draft of the proposed Foreign Investment Law on January 19, 2015, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that we are not a PRC resident enterprise for PRC tax purposes. See “Regulations—Regulations on Tax—PRC Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax, unless a reduced rate is available under an applicable tax treaty, from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A common shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including ADS holders) and any gain realized on the transfer of ADSs or Class A common shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or our Class A common shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends the PRC’s tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which, among others, repealed the SAT Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under SAT Circular 698. And certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our VIE in China. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, enterprises which obtained a new software enterprise certification were entitled to an exemption of enterprise income tax for the first two years and a 50% reduction of enterprise income tax for the subsequent three years, commencing from the first profit-making year. In addition, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Our VIE has obtained a high and new technology enterprise status, or HNTE status, and is thus eligible to enjoy a preferential tax rate of 15% for 2017, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Our VIE plans to reapply for the HNTE status in 2018. Any increase in the enterprise income tax rate applicable to our PRC subsidiary or VIE in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary or VIE in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, or NPC, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval may not be required for the listing and trading of the ADSs on the Nasdaq Global Market in the context of this offering, given that: (i) our PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and those PRC resident shareholders that hold direct interest in our company have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiary in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into the subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to

RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Foreign Currency Exchange—Stock Option Rules.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and VIE. We may make loans to our PRC subsidiary and VIE subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise, or FIE, shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiary generates primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A common shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to The ADSs and This Offering

An active trading market for our common shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We intend to apply to list the ADSs on the Nasdaq Global Market. We have no current intention to seek a listing for our common shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our common shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new products and services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	fluctuations in operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	changes in revenues generated from our significant business partners;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

Immediately prior to the completion of this offering, we will have a dual-class common share structure. Our common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares will be entitled to one vote per share, while holders of Class B common shares will be entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof, while Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares.

Immediately prior to the completion of this offering, all the shares held by KK Mobile Limited, an entity wholly owned by Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer, will be converted to Class B common shares. Upon the completion of this offering, Mr. Weidong Luo will beneficially own an aggregate of 24,100,189 Class B common shares, which will represent             % of our total voting power, assuming the underwriters do not exercise their over-allotment option, or             % of our then outstanding Class A shares, representing             % of our total voting power if the underwriters exercise their over-allotment option in full. Therefore, Mr. Weidong Luo will continue to have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A common shares and the ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common shares may prevent the inclusion of the ADSs representing our Class A common shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs representing our Class A common shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (equivalent to              Class A common shares) outstanding immediately after this offering, or              ADSs (equivalent to              Class A common shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, [we, our directors and executive officers and our existing shareholders] have agreed not to sell any Class A common shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling these securities after this offering.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A common shares and the ADSs.

We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A common shares, including common shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A common shares and the ADSs may be materially and adversely affected.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree, and such use may not produce income or increase the ADS price.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value. Currently, we do not have any plans, commitments or understandings to acquire complementary business, assets and technologies.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying Class A common shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A common shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we instruct the depositary to solicit voting instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A common shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A common shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A common shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A common shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. If we will instruct the depositary to solicit voting instructions, we will give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A common shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A common shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares, but will have no right to any compensation whatsoever.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may not receive dividends or other distributions on our Class A common shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A common shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933 but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A common shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Our current operations are conducted in China. In addition, our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We elect to rely on home country practice to be exempted from the corporate governance requirements that we have a majority of independent directors on our board of directors and the audit committee of our board of directors has a minimum of three members. Following this offering, we intend to utilize the foregoing exemptions from the applicable corporate governance requirements, and we will not have a majority of independent directors and our audit committee will consist of two independent directors instead of three members. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Weidong Luo, our founder, the chairman of our board of directors and our chief executive officer will own more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A common shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds the ADSs or our Class A common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the mobile internet industry and the mobile app developer services market in China;

•	the expected growing application of big data technology in China, including in areas such as mobile online marketing, financial risk management, market intelligence and location-based intelligence services;

•	our expectations regarding demand for and market acceptance of our developer services and data solutions;

•	our expectations regarding our relationships with app developers, customers, strategic partners and other stakeholders;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications, including certain statistical data and estimates from an industry report which we commissioned Frost & Sullivan to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The app developer services market and the application of big data technology in China may not grow at the rate projected by market data, or at all. Failure to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of mobile internet, app developer services and big data technology results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             , or approximately US$              if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$              per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$              per ADS would increase (decrease) the net proceeds to us from this offering by US$             , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately US$ to invest in technology, infrastructure and research and development capabilities; and

•	the balance for general corporate purposes, including expanding and strengthening our sales and marketing activities and funding potential investments and acquisitions of complementary businesses, assets and technologies. Currently, we do not have any plans, commitments or understandings to acquire complementary business, assets and technologies.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to The ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree, and such use may not produce income or increase the ADS price.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our WFOE only through loans or capital contributions and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our common shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation—Regulations on Dividend Distributions.”

If we pay any dividends on our Class A common shares, we will pay those dividends which are payable in respect of the Class A common shares underlying the ADSs to the depositary, as the registered holder of such Class A common shares, and the depositary then will pay such amounts to ADS holders in proportion to the Class A common shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2018:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the redemption of 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. in April 2018, (ii) the automatic re-designation of 23,864,895 common shares and automatic conversion of 235,294 Series A preferred shares held by KK Mobile Limited into 24,100,189 Class B common shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the automatic re-designation or conversion, as the case may be, of all of our remaining 46,434,418 shares into 46,434,418 Class A common shares immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the redemption of 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. in April 2018, (ii) the automatic re-designation of 23,864,895 common shares and automatic conversion of 235,294 Series A preferred shares held by KK Mobile Limited into 24,100,189 Class B common shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic re-designation or conversion, as the case may be, of all of our remaining 46,434,418 shares into 46,434,418 Class A common shares immediately prior to the completion of this offering, and (iv) the sale of Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
Preferred shares:	RMB	US$	RMB	US$	RMB	US$
Series A redeemable convertible preferred shares (par value of US$0.0001 per share; 11,111,120 shares authorized, issued and outstanding on an actual basis, and none authorized, issued and outstanding on a pro forma basis or on a pro forma as adjusted basis)	27,587	4,398	—	—
Series B redeemable convertible preferred shares (par value of US$0.0001 per share; 7,936,510 shares authorized, issued and outstanding on an actual basis, and none authorized, issued and outstanding on a pro forma basis or on a pro forma as adjusted basis)	54,433	8,678	—	—
Series C redeemable convertible preferred shares (par value of US$0.0001 per share; 4,999,540 shares authorized, issued and outstanding on an actual basis, and none authorized, issued and outstanding on a pro forma basis or on a pro forma as adjusted basis)	172,225	27,457	—	—
Series D redeemable convertible preferred shares (par value of US$0.0001 per share; 5,559,487 shares authorized, issued and outstanding on an actual basis, and none authorized, issued and outstanding on a pro forma basis or on a pro forma as adjusted basis)	223,269	35,594	—	—

Total mezzanine equity	477,514	76,127	—	—

	As of March 31, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
Shareholders’ (deficit) equity:	RMB	US$	RMB	US$	RMB	US$
Common shares (par value of US$0.0001 per share; 470,393,343 shares authorized, and 42,666,670 shares issued and outstanding on an actual basis; 70,534,607 shares issued and outstanding on a pro forma basis; shares issued and outstanding on a pro forma as adjusted basis)	26	4	—	—
Class A common shares (par value of US$0.0001 per share; none authorized, issued and outstanding on an actual basis, 4,920,000,000 shares authorized, 46,434,418 shares issued and outstanding on a pro forma basis; 4,920,000,000 shares authorized, shares issued and outstanding on a pro forma as adjusted basis)	—	—	29	5
Class B common shares (par value of US$0.0001 per share; none authorized, issued and outstanding on an actual basis, 30,000,000 shares authorized, 24,100,189 shares issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	—	—	15	2
Additional paid-in capital(2)	16,526	2,635	431,580	68,804
Accumulated other comprehensive loss	(6,914)	(1,102)	(6,914)	(1,102)
Accumulated deficit	(267,825)	(42,698)	(267,825)	(42,698)

Total shareholders’ (deficit) equity(2)	(258,187)	(41,161)	156,885	25,011

Total capitalization(2)	219,327	34,966	156,885	25,011

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity (deficit) and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per share, which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by US$ million.

On April 17, 2018, we issued zero coupon non-guaranteed and unsecured convertible notes due 2021 in an aggregate principal amount of US$35.0 million to two investors. The convertible notes are non-interest bearing, except when, subject to certain exceptions, an event of default occurs, such as failure to make any payment due on the due date, and the majority noteholders have, in their sole discretion, accelerated their convertible notes by giving notice to us that their outstanding notes are due and repayable. In such event, we will be required to pay interest at a simple interest rate of 15% per annum on the aggregate outstanding principal amount of the convertible notes. Holders of the convertible notes may, at their discretion during a period starting from the issue date of the notes until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments. Assuming all the notes are converted into our Class A common shares at this initial conversion price, we would issue an aggregate of 2,975,897 Class A common shares to the two investors. The table above does not reflect the potential conversion of the convertible notes into our Class A common shares.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our net tangible book value as of March 31, 2018 was approximately US$35.0 million, or US$0.82 per common share as of that date and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per common share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$            per common share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-common share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2018, other than to give effect to (i) the redemption of 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. in April 2018, and (ii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been US$            , or US$            per common share and US$            per ADS. This represents an immediate increase in net tangible book value of US$                per common share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per common share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Common Share		Per ADS
Assumed initial public offering price	US$		US$
Net tangible book value as of March 31, 2018	US$	0.82	US$
Pro forma net tangible book value after giving effect to the redemption of 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. and the conversion of our preferred shares	US$	0.37	US$

Pro forma as adjusted net tangible book value after giving effect to the redemption of 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd., the conversion of our preferred shares and this offering

	US$		US$
Amount of dilution in net tangible book value to new investors in this offering	US$		US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as adjusted net tangible book value per common share and per ADS after giving effect to this offering by US$            per common share and US$            per ADS and the dilution in pro forma as adjusted net tangible book value per common share and per ADS to new investors in this offering by US$            per common share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2018, the differences between existing shareholders and the new investors with respect to the number of common shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per common share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of common shares does not include Class A common shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Common Shares Purchased		Total Consideration			Average Price Per Common Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume (i) no conversion of the zero coupon convertible notes due 2021 in the aggregate principal amount of US$35.0 million issued in April 2018, and (ii) no exercise of any share options outstanding as of the date of this prospectus. An aggregate of 2,975,897 Class A common shares are issuable to the note holders upon the conversion of the US$35.0 million convertible notes at an assumed initial conversion price of US$11.7612 per common share. As of the date of this prospectus, there are 6,826,366 Class A common shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$0.93 per share. To the extent that any portion of the convertible notes are converted into Class A common shares or any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. All translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.2726 to US$1.00, the exchange rate in effect as of March 30, 2018, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade. On June 22, 2018, the exchange rate was RMB6.5027 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June (through June 22)	6.5027	6.4260	6.5027	6.3850

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CCS Global Solutions, Inc., located at 530 Seventh Avenue, Suite 909, New York, NY 10018, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder (Hong Kong) LLP that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or our Class A common shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Shenzhen Hexun Huagu Information Technology Co., Ltd., or Hexun Huagu, was incorporated in May 2012. The current shareholders of Hexun Huagu are Mr. Weidong Luo, Mr. Xiaodao Wang and Mr. Jiawen Fang, holding 80%, 10% and 10% equity interests in Hexun Huagu, respectively.

In May 2012, UA Mobile Limited was incorporated in the British Virgin Islands by KK Mobile Limited, a company wholly owned by Mr. Weidong Luo. UA Mobile Limited set up a wholly-owned subsidiary KK Mobile Investment Limited in Hong Kong in June 2012. In April 2014, we incorporated Aurora Mobile Limited in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Subsequently, Mr. Weidong Luo transferred his entire ownership of UA Mobile Limited to Aurora Mobile Limited. In June 2014, KK Mobile Investment Limited established a wholly-owned subsidiary in China, JPush Information Consultation (Shenzhen) Co., Ltd., or Shenzhen JPush.

On August 5, 2014, we obtained control over Hexun Huagu through Shenzhen JPush by entering into a series of contractual arrangements with Hexun Huagu and its shareholders. We refer to Shenzhen JPush as our WFOE, and to Hexun Huagu as our VIE in this prospectus. Our contractual arrangements with our VIE and its shareholders allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity interests in and assets of our VIE when and to the extent permitted by PRC law. For more details, including risks associated with the VIE structure, please see “Corporate History and Structure—Contractual Arrangements with Our VIE and its Shareholders,” and “Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in our WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of our VIE, and we treat it as our consolidated affiliated entity under U.S. GAAP. We have consolidated the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following diagram illustrates our corporate structure, including our subsidiaries and our VIE as of the date of this prospectus:

(1)	Mr. Weidong Luo, our founder, chairman of our board of directors, chief executive officer and a principal beneficial owner of the shares of our company, holds 80% equity interests in our VIE. Messrs. Xiaodao Wang and Jiawen Fang are both directors and beneficial owner of the shares of our company and they each hold 10% equity interests in our VIE.

Contractual Arrangements with Our VIE and its Shareholders

The following is a summary of the currently effective contractual arrangements relating to Hexun Huagu, our VIE.

Agreements that provide us with effective control over our VIE

Powers of Attorney. Pursuant to the powers of attorney, dated August 5, 2014, each of the shareholders of our VIE irrevocably authorizes our WFOE to act as his attorney-in-fact to exercise all of his rights as a shareholder of our VIE, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder in our VIE.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, dated April 20, 2018, among our WFOE, our VIE and the shareholders of our VIE, the shareholders of our VIE have pledged 100% equity interests in our VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive option agreements, the shareholder voting proxy agreement and the financial support agreement, as well as the performance by our VIE of its obligations under the exclusive business cooperation agreement and the exclusive option agreements. In the event of a breach by our VIE or any of its shareholder of contractual obligations under the equity interest pledge agreements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in our VIE and will have priority in receiving the proceeds from such disposal. The shareholders of our VIE also undertake that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. our VIE undertakes that, without the prior written consent of our WFOE, they will not assist or allow any encumbrance to be created on the pledged equity interests.

Agreement that allows us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between our WFOE and our VIE, dated August 5, 2014, our WFOE has the exclusive right to provide to our VIE comprehensive business support, technical services, consulting services and other services. Without our WFOE’s prior written consent, our VIE may not accept any services subject to this agreement from any third party. Our WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Our VIE agrees to pay our WFOE an annual service fee at an amount equivalent to a certain percentage of our VIE’s audited total operating income for the relevant year. This agreement will remain effective for an indefinite term, unless terminated in accordance with the provisions of this agreement or terminated in writing by our WFOE.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreement, dated April 20, 2018, among our WFOE, our VIE and each shareholder of our VIE, each shareholder of our VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of his equity interests in our VIE, and our VIE has irrevocably granted our WFOE an exclusive option to purchase all or part of its assets. Our WFOE or its designated person may exercise such options for the higher of RMB10 or the lowest price permitted under applicable PRC law. Each shareholder of our VIE undertakes that, without our WFOE’s prior written consent, he will not, among other things, (i) create any pledge or encumbrance on their equity interests in our VIE, (ii) transfer or otherwise dispose of their equity interests in our VIE, (iii) change our VIE’s registered capital, (iv) amend our VIE’s articles of association, (v) dispose of our VIE’s material assets (except in the ordinary course of business), or (vi) merge our VIE with any other entity. In addition, our VIE undertakes that, without our WFOE’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or transfer or otherwise dispose of its material assets (except in the ordinary course of business). The exclusive option agreements will remain effective until the entire equity interests in and all the assets of our VIE have been transferred to our WFOE or its designated person.

In March 2018, we entered into the following agreements:

Financial Support Agreement. Pursuant to the financial support agreement, dated March 28, 2018, by and among our company, our WFOE and the shareholders of our VIE, we undertakes to provide unlimited financial support to our VIE to the extent permissible under the applicable PRC laws and regulations, whether or not any operational loss is actually incurred by our VIE. We will not request repayment of the loans or borrowings if our VIE or its shareholders do not have sufficient funds or are unable to repay the loans.

Shareholder Voting Proxy Agreement. Pursuant to the shareholder voting proxy agreement, dated March 28, 2018, by and among our company, our WFOE and each of the shareholders of our VIE, the powers of attorney described above were terminated and each of the shareholders of our VIE irrevocably authorizes our company to act as his attorney-in-fact to exercise all of his rights as a shareholder of our VIE that are substantially the same as those described above. The shareholder voting proxy agreement will remain effective until the shareholders no longer hold any equity interests in our VIE, unless terminated in accordance with the provisions of the agreement or terminated in writing by our company.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•	the ownership structures of our VIE in China and our WFOE, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•	the contractual arrangements between our company, our WFOE, our VIE and its shareholders governed by PRC laws and regulations are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interest in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016 and 2017 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations data for the three months ended March 31, 2017 and 2018, selected consolidated balance sheet data as of March 31, 2018 and selected consolidated cash flow data for the three months ended March 31, 2017 and 2018 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Consolidated Statements of Operations Data:
Revenues	70,322	284,709	45,389	31,993	126,392	20,150
Cost of revenues	(47,722)	(213,370)	(34,016)	(25,680)	(91,802)	(14,635)

Gross profit	22,600	71,339	11,373	6,313	34,590	5,515

Operating expenses:(1)
Research and development expenses	(33,717)	(71,651)	(11,423)	(13,623)	(24,413)	(3,892)
Selling and marketing expenses	(33,062)	(59,673)	(9,513)	(10,361)	(17,431)	(2,779)
General and administrative expenses	(13,480)	(32,431)	(5,170)	(6,924)	(13,587)	(2,166)
Total operating expenses	(80,259)	(163,755)	(26,106)	(30,908)	(55,431)	(8,837)

Loss from operations	(57,659)	(92,416)	(14,733)	(24,595)	(20,841)	(3,322)
Foreign exchange loss, net	(328)	(2,724)	(434)	(235)	(1,419)	(226)
Interest income	283	314	50	105	59	9
Interest expense	—	(122)	(19)	(2)	(60)	(10)
Other income	232	677	108	436	118	19
Loss before income taxes	(57,472)	(94,271)	(15,028)	(24,291)	(22,143)	(3,530)
Income tax (expenses) benefit	(3,910)	3,980	635	2,291	5	1

Net loss	(61,382)	(90,291)	(14,393)	(22,000)	(22,138)	(3,529)

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for per share data)
Net loss attributable to Aurora Mobile Limited’s shareholders	(61,382)	(90,291)	(14,393)	(22,000)	(22,138)	(3,529)
Accretion of contingently redeemable convertible preferred shares	(12,427)	(26,391)	(4,207)	(1,775)	(10,877)	(1,734)

Net loss attributable to common shareholders	(73,809)	(116,682)	(18,600)	(23,775)	(33,015)	(5,263)

Net loss per common share:
Basic and diluted	(1.73)	(2.73)	(0.44)	(0.56)	(0.77)	(0.12)

Weighted average number of shares used in calculating basic and diluted loss per common share
Basic and diluted	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670	42,666,670
Pro forma net loss per share attributable to Class A and Class B common shareholders:
Basic and diluted		(1.28)	(0.20)		(0.31)	(0.05)
Weighted average number of shares used in calculating pro forma basic and diluted loss per common share
Class A common shares — basic and diluted		46,434,418	46,434,418		46,434,418	46,434,418
Class B common shares — basic and diluted		24,100,189	24,100,189		24,100,189	24,100,189

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	—	—	23	4
Research and development expenses	664	1,408	224	100	667	106
Sales and marketing expenses	189	944	150	35	852	136
General and administrative expenses	1,850	5,923	945	2,040	1,295	206

Total	2,703	8,275	1,319	2,175	2,837	452

The following table presents our selected consolidated balance sheet data as of December 31, 2016 and 2017 and March 31, 2018:

	As of December 31,			As of March 31,
	2016	2017		2018
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	103,168	208,161	33,186	141,752	22,599
Accounts receivable, net	9,444	49,594	7,906	80,625	12,854
Prepayments and other current assets	13,508	34,228	5,456	39,493	6,296
Total assets	165,944	359,450	57,303	329,543	52,537

Accounts payable	1,110	8,340	1,330	9,708	1,548
Deferred revenue and customer deposits	18,148	49,557	7,901	52,170	8,317
Accrued liabilities and other current liabilities	19,737	52,639	8,389	33,010	5,263
Total liabilities	53,819	117,197	18,682	110,216	17,571

Total mezzanine equity	220,539	466,637	74,393	477,514	76,127
Total shareholders’ deficit	(108,414)	(224,384)	(35,772)	(258,187)	(41,161)
Total liabilities, mezzanine equity and shareholders’ deficit	165,944	359,450	57,303	329,543	52,537

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(42,152)	(75,532)	(12,040)	(26,466)	(49,475)	(7,888)
Net cash provided by (used in) investing activities	(29,928)	(28,644)	(4,566)	727	(12,745)	(2,032)
Net cash provided by financing activities	135,348	217,446	34,666	18,311	–	–

Effect of exchange rate on cash and cash equivalents and restricted cash	2,450	(8,282)	(1,323)	(308)	(4,189)	(667)
Net increase in cash and cash equivalents and restricted cash	65,718	104,988	16,737	(7,736)	(66,409)	(10,587)
Cash and cash equivalents and restricted cash at the beginning of year or period	37,570	103,288	16,467	103,288	208,276	33,204

Cash and cash equivalents and restricted cash at the end of year or period	103,288	208,276	33,204	95,552	141,867	22,617

The following table presents certain of our operating data for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2016	2017	2017	2018
Selected Operating Data:
Customers	1,168	2,263	980	1,348
Customers of developer services	743	1,118	635	894
Customers of data solutions	425	1,145	345	454
Monthly active unique mobile devices (in millions)	544	864	591	925

The following table presents certain of our operating data as of December 31, 2016 and 2017 and March 31, 2017 and 2018:

	As of December 31,		As of March 31,
	2016	2017	2017	2018
Selected Operating Data:
Cumulative SDK installations (in millions)	6,437	11,437	7,431	13,054
Cumulative app installations (in thousands)	475	707	514	785

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements and Industry Data.”

Overview

We are a leading mobile big data solutions platform in China. We provide a comprehensive suite of developer services to mobile app developers in China, through which we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time anonymous device-level mobile behavioral data. We utilize AI and machine learning to derive actionable insights from this data, enabling our customers to make better business decisions. We have developed a variety of data solutions that offer industry-specific, actionable insights for customers. Our core data solutions include targeted marketing, market intelligence, financial risk management and location-based intelligence. We currently generate revenue primarily from our data solutions, while we adopt a freemium model for most of our developer services.

Our business has grown substantially while at the same time improving our cost efficiency. Our revenues increased by 304.9% to RMB284.7 million (US$45.4 million) in 2017 from RMB70.3 million in 2016, and by 295.1% to RMB126.4 million (US$20.2 million) in the three months ended March 31, 2018 from RMB32.0 million in the same period of 2017. We delivered these revenues at a net loss of RMB90.3 million (US$14.4 million) in 2017 as compared to RMB61.4 million in 2016, and a net loss of RMB22.1 million (US$3.5 million) in the three months ended March 31, 2018 as compared to RMB22.0 million in the same period of 2017. Our net loss margin improved from 87.3% in 2016 to 31.7% in 2017, and from 68.8% in the three months ended March 31, 2017 to 17.5% in the three months ended March 31, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation, was RMB82.0 million (US$13.1 million) in 2017 as compared to RMB58.7 million in 2016, and RMB19.3 million (US$3.1 million) in the three months ended March 31, 2018 as compared to RMB19.8 million in the same period of 2017. Our adjusted net loss margin improved from 83.4% in 2016 to 28.8% in 2017, and from 62.0% in the three months ended March 31, 2017 to 15.3% in the three months ended March 31, 2018. Our adjusted EBITDA, a non-GAAP measure defined as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit and share-based compensation, was negative RMB77.0 million (US$12.3 million) in 2017 as compared to negative RMB51.3 million in 2016, and negative RMB15.9 million (US$2.5 million) in the three months ended March 31, 2018 as compared to negative RMB20.5 million in the same period of 2017. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors affecting China’s mobile internet industry and app developer services market, as well as the application of big data technology in China. The general factors include China’s overall economic growth and level of per capita disposable income, mobile internet usage and penetration, development of the app developer services market, growth of application of big data solutions in areas such as mobile marketing, financial risk management services, market intelligence and location-based intelligence services, the competitive environment and governmental policies and initiatives affecting the Chinese mobile internet industry and data technology. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and solutions and materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

•	our ability to increase the number of customers and average spending per customer;

•	our ability to develop new developer services and data solutions that meet market demands;

•	our ability to broaden and deepen our data pool and enhance our AI and machine learning technology; and

•	our ability to further improve our margins.

Our ability to increase the number of customers and average spending per customer

Growth in our number of customers and average spending per customer are key drivers of our revenue growth. Our total revenues increased substantially from 2016 to 2017 and from the three months ended March 31, 2017 to the three months ended March 31, 2018. Our number of customers increased from 1,168 in 2016 to 2,263 in 2017, and from 980 in the three months ended March 31, 2017 to 1,348 in the three months ended March 31, 2018. We define our customers in a given period as those that purchase at least one of our paid-for developer services or data solutions during the same period. The average spending per customer also increased from RMB60,207 in 2016 to RMB125,810 (US$20,057) in 2017, and from RMB32,646 in the three months ended March 31, 2017 to RMB93,762 (US$14,948) in the three months ended March 31, 2018. Along with the growth of our revenues from data solutions, our number of customers of data solutions increased from 425 in 2016 to 1,145 in 2017 and from 345 in the three months ended March 31, 2017 to 454 in the three months ended March 31, 2018, and the average spending per customer for data solutions increased from RMB110,885 in 2016 to RMB214,772 (US$34,240) in 2017 and from RMB70,348 in the three months ended March 31, 2017 to RMB250,967 (US$40,010) in the three months ended March 31, 2018. Over the same time periods, our revenues from developer services also increased, driven by an increase in our number of customers of developer services from 743 in 2016 to 1,118 in 2017 and from 635 in the three months ended March 31, 2017 to 894 in the three months ended March 31, 2018, as well as an increase in the average spending per customer for developer services from RMB31,219 in 2016 to RMB34,700 (US$5,532) in 2017 and from RMB12,162 in the three months ended March 31, 2017 to RMB13,930 (US$2,221) in the three months ended March 31, 2018. Our ability to expand our customer base by retaining existing customers and attracting new customers, and increase the average spending per customer depends on, among other things, our ability to continuously broaden and deepen our data pool, enhance our AI and machine learning capabilities, expand our existing developer services and data solutions, develop and productize new services and solutions, and effectively market and sell our services and solutions.

Our ability to develop new developer services and data solutions that meet market demands

Our future success is significantly dependent on our ability to continually develop new developer services and data solutions that meet evolving market demands. We have dedicated and will continue to dedicate significant resources and efforts to developing new developer services and data solutions. We have a team of product developers within our research and development team who identify the potential market demand and lead the development of new services and solutions and the enhancement of existing ones. We seek to develop more innovative developer services, in line with the development of mobile internet and Internet of Things (IoT) to meet the evolving demand of app developers and customers. For our data solutions, we have expanded from our original focus on targeted marketing to more data solutions such as market intelligence, financial risk management and location-based intelligence. We will continue to enrich and expand our existing data solutions to better serve existing customers and attract new customers, and also seek to expand our data solutions to exploit mobile big data opportunities in new industry verticals and sub-verticals.

Our ability to broaden and deepen our data pool and enhance our AI and machine learning technology

We generate revenue primarily from our data solutions. Our ability to expand and improve our existing data solutions and develop new ones depends on the size and depth of our data pool as well as the technology we use to process the data and derive actionable insights from it. It is thus critical for us to both enrich our data pool and enhance our AI and machine learning capabilities to extract deeper insights from the data. We intend to achieve the former by continuing to offer best-in-class developer services and attract more app developers to use our services in their apps, and the latter by refining our algorithms and improving our predictive capabilities. To that end, we will continue to invest in our technology and infrastructure to deliver highly reliable and scalable developer services and provide a broader range of developer services. We will also continue to invest in talent by recruiting, retaining and training AI specialists and data scientists to widen our technology advantage. The enhancement of our research and development capabilities enables us to develop new data solutions and optimize our solution offerings, thereby allowing us to obtain more favorable pricing terms for our data solutions.

Our ability to further improve our margins

Our results of operations are directly affected by our ability to improve our margins. Our business has grown substantially while at the same time improving our cost efficiency. Our gross margin is mainly affected by the mix of our developer services and data solutions, as a majority of data solutions revenues are from targeted marketing solutions which incur cost of revenues for purchasing ad inventory, while developer services do not incur such cost of revenues. Our ability to increase our gross margin depends on our ability to expand our other vertical data solutions in addition to targeted marketing solutions and improve the margin of targeted marketing solutions. Moreover, our ability to achieve profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. Our developer services are strategically modularized to maximize efficiency and cohesiveness of operations, and our centralized data processing platform has been designed and built to power our growth as we scale to meet demands from our expanding customer base and allow for quick and cost-effective product development. As our business grows, we expect to continue to leverage the scalability of our business model, improve the efficiency and utilization of our personnel, and thus enjoy higher operating leverage. In addition, our ability to lower our operating expenses as a percentage of revenues also depends on our ability to improve sales efficiency. Currently, we sell our data solutions through our direct sales force, which focuses on expanding our customer base and increasing the spending by existing customers, seeking to capture follow-on and cross-selling opportunities. We will also utilize the insights we gain from data analytics and mining to guide our own sales and marketing efforts as well as our product development activities to improve our margins.

Key Components of Results of Operations

Revenues

We generate revenue from our developer services and data solutions. The following table breaks down our total revenues by categories, by amounts and as percentages of total revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Data solutions	47,126	67.0	245,914	39,204	86.4	24,270	75.9	113,939	18,165	90.1
Developer services	23,196	33.0	38,795	6,185	13.6	7,723	24.1	12,453	1,985	9.9

Total	70,322	100.0	284,709	45,389	100.0	31,993	100.0	126,392	20,150	100.0

Data solutions. We generate data solutions revenues primarily by creating and delivering online targeted marketing and other vertical data solutions, such as market intelligence, financial risk management and location-based intelligence. Revenue from online targeted marketing solutions accounted for a majority of our revenues from data solutions in 2016, 2017 and the three months ended March 31, 2018.

We generate targeted marketing revenue by providing targeted marketing solutions in the form of integrated marketing campaigns to advertisers through our XiaoGuoTong marketing platform, which is built upon our multi-dimensional device-level mobile behavioral data. We generally create, design, develop and optimize the ad content for our advertising customers. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers.

We have contractual arrangements with customers that stipulate the types of advertising to be delivered and the pricing. Advertising customers pay for our targeted marketing solutions primarily based on a cost-per-click (CPC) or cost-per-action (CPA) basis. Revenue is recognized in the period in which the user performs the action the advertiser contracted for.

We recognize revenue on a gross basis as the primary obligor, as we use our mobile behavioral data and leverage our data analytics capabilities and our marketing platform to conduct targeted marketing campaigns with precision. Additionally, we have pricing latitude, have sole discretion to select those publishers to purchase ad slots from, are highly involved in the determination of service specifications and bear credit risk.

For other vertical data solutions, we charge customers fees primarily based on the number of queries we process or on a subscription basis. We recognize revenue when the services have been rendered.

Developer services. We enter into agreements with app developers to provide developer services, such as push notification and short messaging services (SMS). While we adopt a freemium model for most of our developer services, we charge a fee for SMS based on the number of messages delivered, and we also charge a fee for the VIP premium package of certain developer services and for private cloud-based services. Revenue from the VIP premium package of push notification services is recognized ratably over the service period. SMS revenue is recognized as the SMS is successfully delivered. Private cloud-based developer services revenue is recognized ratably over the post contract customer support period, once the software has been delivered to the customer.

We expect our total revenues will continue to increase in the foreseeable future as we further expand our business.

Cost of revenues

Our cost of revenues consists primarily of the cost of purchasing ad inventory associated with our targeted marketing solutions, bandwidth cost, staff cost and depreciation of servers used for revenue generating services and solutions.

In relation to our targeted marketing solutions, upon receiving orders from our customers, we first utilize our data and AI-powered data analytics capabilities to determine the ad inventory that is most suitable for the customers’ ads, and then purchase the ad inventory from selected suppliers, primarily online media networks on a real-time basis. In 2017, 49.4% of the ad inventory was purchased from Tencent, and 44.0% of our cost of revenue was attributable to Tencent. In the three months ended March 31, 2018, 36.1% of the ad inventory was purchased from Tencent, and 32.9% of our cost of revenue was attributable to Tencent. We expect this percentage will decrease, as we further expand our targeted marketing customer base and engage more customers from a broader spectrum of industries.

In relation to our bandwidth cost, staff cost and depreciation of servers, we allocate such cost based on revenue generating activities. We expect such cost to increase as we further expand the scale of our business.

We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to expand our business.

Gross margin

The following table shows our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2016	2017			2017	2018
	(in thousands, except for percentage data)
Gross profit	RMB22,600	RMB71,339	US$	11,373	RMB6,313	RMB34,590	US$5,515
Gross margin	32.1%	25.1%		25.1%	19.7%	27.4%	27.4%

Our gross margin is mainly affected by the mix of our revenues, particularly between developer services and data solutions, as a majority of data solutions revenues were from targeted marketing solutions which incurred cost of revenues for purchasing ad inventory, while developer services do not incur such cost of revenues.

We expect our gross margin to increase in the first half of 2018, as our other vertical data solutions, which do not incur cost of revenues for purchasing ad inventory like targeted marketing solutions, are expected to grow faster than targeted marketing solutions and as we further improve the cost efficiency of targeted marketing solutions.

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total operating expenses for each of the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage data)
Research and development expenses	33,717	42.0	71,651	11,423	43.8	13,623	44.1	24,413	3,892	44.0
Sales and marketing expenses	33,062	41.2	59,673	9,513	36.4	10,361	33.5	17,431	2,779	31.5
General and administrative expenses	13,480	16.8	32,431	5,170	19.8	6,924	22.4	13,587	2,166	24.5

Total	80,259	100.0	163,755	26,106	100.0	30,908	100.0	55,431	8,837	100.0

Our research and development expenses mainly consist of payroll and related expenses for personnel engaged in research and development activities, technical service fees paid to third-party service providers for maintaining servers as part of our technology infrastructure, and depreciation of such servers. We incurred research and development expenses primarily for the development of new services and solutions and the general improvement of our technology infrastructure to support our business operations. We expect that our research and development expenses will continue to increase in absolute amounts, as we continue to improve technology and infrastructure and expand our service and solution offerings.

Our sales and marketing expenses mainly consist of payroll and related expenses for personnel engaged in sales and marketing activities and advertising and other marketing expenses associated with brand and product promotion. We expect that our sales and marketing expenses will continue to increase in absolute amounts in the foreseeable future, as we plan to expand the sales and marketing team and engage in more sales and marketing activities to attract new customers and additional purchases from existing customers.

Our general and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with the use of facilities and equipment by these functions, including rental and office expenses, and professional fees. We expect that our general and administrative expenses will increase in absolute amounts as we hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company after the completion of this offering.

Taxation

Cayman Islands

Our company is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

UA Mobile Limited, our wholly-owned subsidiary in the British Virgin Islands, is not subject to tax on income or capital gains in the British Virgin Islands. In addition, payments of dividends by UA Mobile Limited to our company are not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong, KK Mobile Investment Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax law, KK Mobile Investment Limited is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to UA Mobile Limited are not subject to any withholding tax in Hong Kong.

PRC

Generally, our WFOE and VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Our VIE has obtained High and New Technology Enterprise status, or HNTE status, and is thus eligible to enjoy a preferential tax rate of 15% for 2017, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Our VIE plans to reapply for the HNTE status in 2018.

We are subject to value added tax, or VAT, at a rate of 6% on the services and solutions we provide to customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our WFOE in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion On Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy our identified material weakness subsequent to December 31, 2017, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) hired a chief financial officer and an additional financial reporting manager with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters; (ii) hired an internal audit manager with experience in SOX requirements and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, (iii) upgrading our financial system to enhance its effectiveness and enhance control of financial analysis, (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (v) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Risk Factors—Risks Related to Our Business and Industry—In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards and we will not opt out of such exemptions afforded to an emerging growth company.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total revenues for the periods presented. Our business has grown rapidly in recent years. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and percentage data)
Revenues	70,322	100.0	284,709	45,389	100.0	31,993	100.0	126,392	20,150	100.0
Cost of revenues	(47,722)	(67.9)	(213,370)	(34,016)	(74.9)	(25,680)	(80.3)	(91,802)	(14,635)	(72.6)

Gross profit	22,600	32.1	71,339	11,373	25.1	6,313	19.7	34,590	5,515	27.4

Operating expenses:(1)
Research and development expenses	(33,717)	(47.9)	(71,651)	(11,423)	(25.2)	(13,623)	(42.6)	(24,413)	(3,892)	(19.3)
Sales and marketing expenses	(33,062)	(47.0)	(59,673)	(9,513)	(21.0)	(10,361)	(32.4)	(17,431)	(2,779)	(13.8)
General and administrative expenses	(13,480)	(19.2)	(32,431)	(5,170)	(11.4)	(6,924)	(21.6)	(13,587)	(2,166)	(10.7)

Total operating expenses	(80,259)	(114.1)	(163,755)	(26,106)	(57.5)	(30,908)	(96.6)	(55,431)	(8,837)	(43.9)

Loss from operations	(57,659)	(82.0)	(92,416)	(14,733)	(32.5)	(24,595)	(76.9)	(20,841)	(3,322)	(16.5)

Foreign exchange loss, net	(328)	(0.5)	(2,724)	(434)	(1.0)	(235)	(0.7)	(1,419)	(226)	(1.1)
Interest income	283	0.4	314	50	0.1	105	0.3	59	9	0.0
Interest expense	—	—	(122)	(19)	(0.0)	(2)	(0.0)	(60)	(10)	(0.0)
Other income	232	0.3	677	108	0.2	436	1.4	118	19	0.1
Loss before income taxes	(57,472)	(81.7)	(94,271)	(15,028)	(33.1)	(24,291)	(75.9)	(22,143)	(3,530)	(17.5)

Income tax (expense) benefit	(3,910)	(5.6)	3,980	635	1.4	2,291	7.2	5	1	0.0
Net loss	(61,382)	(87.3)	(90,291)	(14,393)	(31.7)	(22,000)	(68.8)	(22,138)	(3,529)	(17.5)

(1)	Share-based compensation expenses are allocated in cost of revenues and operating expenses items as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	—	—	23	4
Research and development expenses	664	1,408	224	100	667	106
Sales and marketing expenses	189	944	150	35	852	136
General and administrative expenses	1,850	5,923	945	2,040	1,295	206

Total	2,703	8,275	1,319	2,175	2,837	452

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

Revenues

Our revenues increased by 295.1% from RMB32.0 million in the three months ended March 31, 2017 to RMB126.4 million (US$20.2 million) in the three months ended March 31, 2018, with increases in both data solutions and developer services.

Our revenues from data solutions increased by 369.5% from RMB24.3 million in the three months ended March 31, 2017 to RMB113.9 million (US$18.2 million) in the three months ended March 31, 2018, which was primarily due to the increase in the number of customers by 31.6% from 345 in the three months ended March 31, 2017 to 454 in the three months ended March 31, 2018 and the increase in average spending per customer by 256.8% from RMB70.3 thousand in the three months ended March 31, 2017 to RMB251.0 thousand in the three months ended March 31, 2018.

Our revenues from developer services increased by 61.2% from RMB7.7 million in the three months ended March 31, 2017 to RMB12.5 million (US$2.0 million) in the three months ended March 31, 2018, which was mainly due to the growth in the number of customers by 40.8% from 635 in the three months ended March 31, 2017 to 894 in the three months ended March 31, 2018.

Cost of revenues

Our cost of revenues increased by 257.5% from RMB25.7 million in the three months ended March 31, 2017 to RMB91.8 million (US$14.6 million) in the three months ended March 31, 2018, in line with the growth of revenues and the expansion of our business. Such increase was mainly attributable to the increases in the cost of purchasing of advertising inventory by RMB61.4 million, cost of staff directly related to revenue generation by RMB1.6 million, bandwidth cost associated with revenue generation by RMB1.5 million, and depreciation of servers associated with revenue generation by RMB0.8 million.

Gross profit

Our gross profit increased by 447.9% from RMB6.3 million in the three months ended March 31, 2017 to RMB34.6 million (US$5.5 million) in the three months ended March 31, 2018. Our gross margin increased from 19.7% to 27.4% during the same period, primarily attributable to the faster growth of other vertical data solutions, which do not incur cost of revenues, as well as the improved cost efficiency of our targeted marketing solutions.

Research and development expenses

Our research and development expenses increased by 79.2% from RMB13.6 million in the three months ended March 31, 2017 to RMB24.4 million (US$3.9 million) in the three months ended March 31, 2018. The increase was primarily attributable to the increases in research and development personnel compensation expenses by RMB7.7 million, bandwidth cost associated with research and development activities by RMB1.0 million, and depreciation of servers used for research and development by RMB0.9 million.

Sales and marketing expenses

Our sales and marketing expenses increased by 68.2% from RMB10.4 million in the three months ended March 31, 2017 to RMB17.4 million (US$2.8 million) in the three months ended March 31, 2018. The increase was primarily attributable to the increase in the compensation expenses for personnel engaged in sales and marketing activities by RMB5.3 million.

General and administrative expenses

Our general and administrative expenses increased by 96.2% from RMB6.9 million in the three months ended March 31, 2017 to RMB13.6 million (US$2.2 million) in the three months ended March 31, 2018. The increase was primarily due to the increase in professional fee by RMB2.6 million and compensation and other personnel related expenses by RMB2.0 million.

Net loss

As a result of the foregoing, we recorded a net loss of RMB22.1 million (US$3.5 million) for the three months ended March 31, 2018, compared to a net loss of RMB22.0 million for the three months ended March 31, 2017. Net loss margin improved from 68.8% in the three months ended March 31, 2017 to 17.5% in the three months ended March 31, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 304.9% from RMB70.3 million in 2016 to RMB284.7 million (US$45.4 million) in 2017, with increases in both data solutions and developer services.

Our revenues from data solutions increased by 421.8% from RMB47.1 million in 2016 to RMB245.9 million (US$39.2 million) in 2017, which was primarily due to the increase in the number of customers by 169.4% from 425 in 2016 to 1,145 in 2017 and the increase in average spending per customer by 93.7% from RMB110.9 thousand in 2016 to RMB214.8 thousand in 2017.

Our revenues from developer services increased by 67.2% from RMB23.2 million in 2016 to RMB38.8 million (US$6.2 million) in 2017, which was mainly due to the growth in the number of customers by 50.5% from 743 in 2016 to 1,118 in 2017.

Cost of revenues

Our cost of revenues increased by 347.1% from RMB47.7 million in 2016 to RMB213.4 million (US$34.0 million) in 2017, while our business expanded and our revenues grew. Such increase was mainly attributable to the increases in the cost of purchasing of ad inventory by RMB154.0 million, cost of staff directly related to revenue generation by RMB3.7 million, bandwidth cost and depreciation of servers associated with revenue generation by RMB4.9 million.

Gross profit

Our gross profit increased by 215.7% from RMB22.6 million in 2016 to RMB71.3 million (US$11.4 million) in 2017. Our gross margin dropped from 32.1% to 25.1% during the same periods, primarily because our data solutions revenue grew much faster than our developer services in 2017 as we ramped up our data solutions business in the period, as a majority of data solutions revenues were from target marketing solutions which incurred cost of revenues for purchasing ad inventory, while developer services do not incur such cost of revenues.

Research and development expenses

Our research and development expenses increased by 112.5% from RMB33.7 million in 2016 to RMB71.7 million (US$11.4 million) in 2017. The increase was primarily attributable to the increases in research and development personnel compensation expenses by RMB28.9 million, depreciation of servers used for research and development by RMB3.0 million, and technical service fees paid to third-party service providers for maintaining such servers by RMB2.2 million.

Sales and marketing expenses

Our sales and marketing expenses increased by 80.5% from RMB33.1 million in 2016 to RMB59.7 million (US$9.5 million) in 2017. The increase was primarily attributable to the increase in the compensation expenses for personnel engaged in sales and marketing activities by RMB28.3 million, offset by the decrease in marketing expenses for brand and product promotion by RMB5.4 million. The decrease in marketing expenses was the result of our adjustment to marketing strategies by focusing more on performance-based online marketing in 2017.

General and administrative expenses

Our general and administrative expenses increased by 140.6% from RMB13.5 million in 2016 to RMB32.4 million (US$5.2 million) in 2017. The increase was primarily due to the increase in compensation and other personnel related expenses.

Net loss

As a result of the foregoing, we recorded a net loss of RMB90.3 million (US$14.4 million) for the year ended December 31, 2017, compared to a net loss of RMB61.4 million for the year ended December 31, 2016. Net loss margin improved from 87.3% in 2016 to 31.7% in 2017.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated statement of operations data for each of the nine quarters from January 1, 2016 to March 31, 2018. The unaudited quarterly statement of operations data set forth below have been prepared on the same basis as our audited annual consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of the results to be expected for any future period. The following quarterly financial data for the periods indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes which are included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017		March 31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Revenues	5,366	11,897	22,236	30,823	31,993	49,494	91,152	112,070	17,867	126,392	20,150
Cost of revenues	(2,548)	(6,501)	(15,141)	(23,532)	(25,680)	(40,335)	(68,080)	(79,275)	(12,638)	(91,802)	(14,635)

Gross profit	2,818	5,396	7,095	7,291	6,313	9,159	23,072	32,795	5,228	34,590	5,515

Operating expenses:
Research and development	(4,980)	(7,981)	(9,565)	(11,191)	(13,623)	(17,298)	(19,241)	(21,489)	(3,426)	(24,413)	(3,892)
Sales and marketing	(6,354)	(8,450)	(7,370)	(10,888)	(10,361)	(14,660)	(17,453)	(17,199)	(2,742)	(17,431)	(2,779)
General and administrative	(2,120)	(3,095)	(2,433)	(5,832)	(6,924)	(8,784)	(8,237)	(8,486)	(1,353)	(13,587)	(2,166)

Total operating expenses	(13,454)	(19,526)	(19,368)	(27,911)	(30,908)	(40,742)	(44,931)	(47,174)	(7,521)	(55,431)	(8,837)

Loss from operations	(10,636)	(14,130)	(12,273)	(20,620)	(24,595)	(31,583)	(21,859)	(14,379)	(2,292)	(20,841)	(3,322)

Foreign exchange loss, net	(19)	(653)	142	202	(235)	(378)	(1,561)	(550)	(88)	(1,419)	(226)
Interest income	6	45	29	203	105	46	96	67	11	59	9
Interest expense	—	—	—	—	(2)	(18)	(46)	(56)	(9)	(60)	(10)
Other income	200	—	13	19	436	18	103	120	19	118	19

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017		March 31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Loss before income taxes	(10,449)	(14,738)	(12,089)	(20,196)	(24,291)	(31,915)	(23,267)	(14,798)	(2,359)	(22,143)	(3,530)

Income tax (expense) benefit	(131)	(163)	(776)	(2,840)	2,291	1,669	9	11	2	5	1

Net loss	(10,580)	(14,901)	(12,865)	(23,036)	(22,000)	(30,246)	(23,258)	(14,787)	(2,357)	(22,138)	(3,529)

The historical seasonality of our business has been relatively mild due to our rapid growth. We typically experience weaker demand for our targeted marketing data solutions in the first quarter of each year due to the Chinese New Year holiday season. Despite such trend, our total revenues in the three months ended March 31, 2018 increased by 12.8% sequentially from the three months ended December 31, 2017, along with the rapid growth of our business operations. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. The seasonality of our business may increase in the future, and our revenues and operating results may fluctuate from quarter to quarter due to seasonal variations in demand for our target marketing and other vertical data solutions. See “Risk Factors—Risks Related to Our Business and Industry—Our results of operations may be subject to seasonal fluctuation due to a number of factors, any of which could adversely affect our business and operation results.”

Liquidity and Capital Resources

Cash flows and working capital

We had net cash used in operating activities of RMB42.2 million, RMB75.5 million (US$12.0 million) and RMB49.5 million (US$7.9 million) for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, respectively. The increase in net cash used in operating activities is driven by the rapid expansion of our business operations, as well as the growth in headcount to support such expansion and in preparation for our future growth. Our operating cash flow is affected by the changes in our accounts receivable, accounts payable, deferred revenue and customer deposits, prepayments and other current assets, and accrued liabilities and other current liabilities.

Our accounts receivable represent primarily accounts receivable from the customers that purchased our data solutions. As of December 31, 2016 and 2017 and March 31, 2018, our accounts receivable, net of allowance for doubtful accounts, were RMB9.4 million, RMB49.6 million (US$7.9 million) and RMB80.6 million (US$12.9 million), respectively. The increase reflected a significant growth in our business and revenues, especially our data solutions. Our accounts receivable turnover days increased from 36 days in 2016 to 37 days in 2017 and to 46 days in the three months ended March 31, 2018, which was due to the better credit terms we extended to certain qualified customers. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to suppliers from whom we purchased ad inventory associated with online targeted marketing solutions. As of December 31, 2016 and 2017 and March 31, 2018, our accounts payable were RMB1.1 million, RMB8.3 million (US$1.3 million) and RMB9.7 million (US$1.5 million), respectively. The increase reflected the growth of our targeted marketing solutions. Our accounts payable turnover days increased from 5 days in 2016 to 8 days in 2017 and to 9 days in the three months ended March 31, 2018, because we were able to negotiate better terms with the ad inventory suppliers as our business grew. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues (excluding depreciation) during the period and multiplied by the number of days during the period.

Our deferred revenue represent the cash payments made by our customers in advance of our provision of the data solutions and/or developer services they purchased from us, and our customer deposits represent the refundable cash deposits paid by our customers to us primarily in connection with our targeted marketing solutions. Due to the growth of our business, our deferred revenue and customer deposits increased substantially from RMB18.1 million as of December 31, 2016 to RMB49.6 million (US$7.9 million) as of December 31, 2017, and further to RMB52.2 million (US$8.3 million) as of March 31, 2018.

Our prepayments and other current assets represent primarily prepaid media cost, prepaid service fee and others. The increase in prepayments and other current assets from RMB13.5 million as of December 31, 2016 to RMB34.2 million (US$5.5 million) as of December 31, 2017 and to RMB39.5 million (US$6.3 million) as of March 31, 2018 was primarily due to the growth of our targeted marketing solutions.

Our accrued liabilities and other current liabilities represent primarily accrued payroll and welfare payables, professional fees and others. The increase in accrued liabilities and other current liabilities from RMB19.7 million as of December 31, 2016 to RMB52.6 million (US$8.4 million) as of December 31, 2017 was mainly due to the growth in payroll and welfare accruals associated with the increase in our headcount. The decrease in accrued liabilities and other current liabilities from RMB52.6 million (US$8.4 million) as of December 31, 2017 to RMB33.0 million (US$5.3 million) as of March 31, 2018 was primarily due to our practice of paying year-end bonus in the first quarter of next year.

Our primary sources of liquidity have been proceeds from equity and equity linked financing. As of March 31, 2018, we had RMB141.9 million (US$22.6 million) in cash and cash equivalents and restricted cash, of which approximately 29.8% were held in U.S. dollars and the remainder was held in Renminbi and H.K. dollars.

On April 17, 2018, we issued zero coupon convertible notes due 2021 in an aggregate principal amount of US$35.0 million to two investors. The convertible notes are non-interest bearing, subject to certain exceptions, including when an event of default occurs, such as failure to make any payment due on the due date, and the majority noteholders have, in their sole discretion, accelerated their convertible notes by giving notice to us that their outstanding notes are due and repayable. In such event, we will be required to pay interest at a simple interest rate of 15% per annum on the aggregate outstanding principal amount of the convertible notes. Holders of the convertible notes may, at their option during a period starting from the issue date until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then applicable conversion price. See “Description of Share Capital—History of Securities Issuances.”

We believe our cash and cash equivalents on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our VIE, we only have access to the assets or earnings of our VIE through our contractual arrangements with our VIE and its shareholders. See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiary has not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contribution to our PRC subsidiary. We expect to invest substantially all of the proceeds from this offering in our PRC operations for general corporate purposes within the business scopes of our PRC subsidiary and our VIE. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth the movements of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(42,152)	(75,532)	(12,040)	(26,466)	(49,475)	(7,888)
Net cash provided by (used in) investing activities	(29,928)	(28,644)	(4,566)	727	(12,745)	(2,032)
Net cash provided by financing activities	135,348	217,446	34,666	18,311	—	—

Effect of exchange rate on cash and cash equivalents and restricted cash	2,450	(8,282)	(1,323)	(308)	(4,189)	(667)
Net increase in cash and cash equivalents and restricted cash	65,718	104,988	16,737	(7,736)	(66,409)	(10,587)
Cash and cash equivalents and restricted cash at the beginning of year or period	37,570	103,288	16,467	103,288	208,276	33,204

Cash and cash equivalents and restricted cash at the end of year or period	103,288	208,276	33,204	95,552	141,867	22,617

Operating activities

Net cash used in operating activities in the three months ended March 31, 2018 was RMB49.5 million (US$7.9 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB22.1 million (US$3.5 million) were a RMB35.1 million (US$5.6 million) increase in accounts receivable, a RMB9.4 million (US$1.5 million) decrease in accrued liabilities and other current liabilities and a RMB5.6 million (US$0.9 million) increase in prepayments and other current assets, partially offset by a RMB8.7 million (US$1.4 million) increase in amounts due to related parties, and a RMB4.1 million (US$0.7 million) increase in accounts payable. The increases in accounts receivable, prepayments and other current assets, accounts payable, and deferred revenue and customer deposits were due to the growth of our business. The increase in amounts due to related parties was primarily due to a short-term interest-free loan extended by Mr. Weidong Luo, which was repaid in April 2018. The decrease in accrued liabilities and other current liabilities was due to our practice of paying year-end bonus in the first quarter of next year.

Net cash used in operating activities in 2017 was RMB75.5 million (US$12.0 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB90.3 million (US$14.4 million) were a RMB31.1 million (US$5.0 million) increase in deferred revenue and customer deposits, a RMB26.5 million (US$4.2 million) increase in accrued liabilities and other current liabilities, and a RMB13.0 million (US$2.1 million) increase in accounts payable, partially offset by a RMB48.3 million (US$7.7 million) increase in accounts receivables and a RMB21.6 million (US$3.4 million) increase in prepayments and other current assets. The increase in accrued liabilities and other current liabilities was mainly due to the growth in payroll and welfare accruals associated with the increase in our headcount. The increases in deferred revenue and customer deposits, accounts receivable and accounts payable were due to the growth of our business. The increase in prepayments and other current assets is primarily due to the growth of our targeted marketing solutions.

Net cash used in operating activities in 2016 was RMB42.2 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB61.4 million were a RMB14.5 million increase in accrued liabilities and other current liabilities and a RMB11.0 million increase in deferred revenue, partially offset by a RMB11.2 million increase in prepayments and other current assets. The increase in accrued liabilities and other current liabilities was mainly due to the growth in payroll and welfare accruals associated with the increase in our headcount. The increase in deferred revenue was due to the growth of our business. The increase in prepayment and other current assets is primarily due to the growth of our targeted marketing solutions.

Investing activities

Net cash used in investing activities in the three months ended March 31, 2018 was RMB12.7 million (US$2.0 million), consisting of purchase of property and equipment.

Net cash used in investing activities in 2017 was RMB28.6 million (US$4.6 million), consisting primarily of purchase of property and equipment, mainly servers, and purchase of long-term investment, partially offset by proceeds from maturity of time deposits.

Net cash used in investing activities in 2016 was RMB30.0 million, consisting primarily of purchase of property and equipment, mainly servers, and purchase of time deposits.

Financing activities

Net cash provided by financing activities in three months ended March 31, 2018 was nil.

Net cash provided by financing activities in 2017 was RMB217.4 million (US$34.7 million), consisting of proceeds from the issuance of Series D preferred shares and certain Series C preferred shares.

Net cash provided by financing activities in 2016 was RMB135.3 million, consisting primarily of proceeds from the issuance of Series C preferred shares.

Capital Expenditures

We made capital expenditures of RMB18.9 million in 2016, RMB28.4 million (US$4.5 million) in 2017 and RMB12.7 million (US$2.0 million) in the three months ended March 31, 2018. Our capital expenditures mainly included our payment for purchases of property and equipment. We will continue to make such capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease	25,070	7,757	9,815	7,198	300

Our operating lease obligations relate to our leases of offices and facilities.

As of March 31, 2018, we had minimum payment obligations in the amount of RMB4.9 million (US$0.8 million) under non-cancellable purchase commitment for bandwidth, which is scheduled to be paid within one year.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Aurora Mobile Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE and our VIE. As a result, Aurora Mobile Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and 2017 were increases of 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A common shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of March 31, 2018, we had Renminbi-denominated cash balance of approximately RMB95.5 million and U.S. dollar-denominated cash balance of US$6.7 million. Assuming we had converted RMB95.5 million into U.S. dollars at the exchange rate of RMB6.2726 for US$1.00 as of March 30, 2018, our U.S. dollar cash balance would have been US$21.9 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$20.5 million instead. Assuming we had converted US$6.7 million into Renminbi at the exchange rate of RMB6.2726 for US$1.00 as of March 30, 2018, our Renminbi cash balance would have been RMB137.5 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our Renminbi cash balance would have been RMB141.7 million instead.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

We recognize revenue once all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) services have been provided; (3) the price is fixed or determinable; and (4) collectability is reasonably assured.

Data solutions

We generate data solutions revenues primarily by creating and delivering targeted marketing and other vertical data solutions, such as market intelligence, financial risk management and location based intelligence. We generate targeted marketing revenue by providing targeted marketing solutions in the form of integrated marketing campaigns to advertisers through our XiaoGuoTong marketing platform, which is built upon our multi-dimensional device-level mobile behavioral data. We generally create, design, develop and optimize the ad content for our advertising customers. The ads are displayed on a wide spectrum of reputable publishers, through bidding for ad slots using rates directly negotiated with the various publishers.

We enter into contractual arrangements with advertisers that stipulate the types of advertising to be delivered and the pricing. Advertisers pay for our targeted marketing solutions based on the number of clicks and downloads taken by the users. Revenue is recognized in the period in which the user performs the action the advertiser contracted for.

We recognize revenue on a gross basis as the primary obligor, as we use our mobile behavioral data and leverage our data analytics capabilities and our marketing platform to conduct targeted marketing campaigns with precision. Additionally, we have pricing latitude, have discretion in selecting publishers whose ad banner space will be purchased, are highly involved in the determination of service specifications and bear credit risk. Based on the advertiser’s preference to avoid lower quality publishers, we may recommend a specific reputable online media network to certain advertisers. Leveraging our mobile behavioral data, we accurately pinpoint the specific mobile device that is most suitable for the customer’s ads, and then bid for the available ad slots on the online media network and place ads for the customer.

For other vertical data solutions, we charge customers fees primarily based on the number of queries we process or on a subscription basis. We recognize revenue when the services have been rendered.

Developer services

We enter into agreements with our customers to provide push notification and instant messaging (collectively “notification services”). Under the terms of the contractual agreements of notification services, we provide our customers with access to our notification services platform over the specified period. This enables customers to send notifications and messages to users. Revenue of notification services is recognized ratably over the service period.

We record deferred revenues when cash payments are received in advance of revenue recognition. Customer deposits relate to customer’s unused balances that are refundable.

Income taxes

We account for income taxes using the liability approach and recognize deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year end period in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. We evaluate the potential for recovery of deferred tax assets by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax positions or incur any interest and penalties related to potential underpaid income tax expenses during the years presented.

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs net of occurred forfeitures using the accelerated recognition method, over the applicable vesting period for each separately vesting portion of the award.

Share Incentive Plans

In July 2014, we adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of the date of this prospectus, awards to purchase 5,438,050 Class A common shares have been granted and are outstanding under the 2014 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

In March 2017, we adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of common shares that may be issued pursuant to all awards under the 2017 Plan as amended, is 6,015,137 Class A common shares. As of the date of this prospectus, awards to purchase 1,388,316 Class A common shares have been granted and are outstanding under the 2017 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

Option Grants

The following table sets forth information regarding the share options granted under our share incentive plans in 2016, 2017 and the three months ended March 31, 2018:

Grant Date	Number of Options Granted	Weighted-Average Per Option Exercise Price	Weighted-Average Grant-date Fair Value per Option
		US$	US$
Various dates in 2016	2,423,445	0.50	0.66
Various dates in 2017	894,115	2.41	1.53
Various dates in the three months ended March 31, 2018	319,972	5.00	3.53

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized based on the vesting schedule over the requisite service period. Total fair values of options vested and recognized as expenses as of December 31, 2016 and 2017 and March 31, 2018 were RMB2.7 million, RMB8.3 million (US$1.3 million) and RMB2.8 million (US$0.5 million), respectively.

As of March 31, 2018, there were RMB13.9 million (US$2.2 million) of unrecognized share-based compensation expenses related to share options, which were expected to be recognized over a weighted average vesting period of 3.31 years, respectively. To the extent the actual forfeiture rate is different from our estimate, the actual share-based compensation related to these awards may be different from the expectation.

Fair Value of Options

In determining the fair value of our stock options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2016, 2017 and 2018 were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	2016	2017	Three Months Ended March 31, 2018
Risk-free interest rate(1)	1.83% ~ 1.84%	2.27% ~ 2.41%	2.27%
Expected dividend yield(2)	—	—	—
Expected volatility range(3)	47.33% ~ 47.60%	46.33% ~ 47.15%	46.15%
Weighted average expected volatility	47.44%	46.66%	46.15%
Expected exercise multiple(4)	2.5	2.5	2.5

(1)	The risk-free interest rate of periods within the contractual life of the share option was estimated based on the yield of U.S. Treasury Strips sourced from Capital IQ as of the valuation dates.
(2)	The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.
(3)	The expected volatility was estimated based on the average of historical volatilities of the comparable companies in the same industry as of the valuation dates.
(4)	Expected exercise multiple is estimated based on changes in intrinsic value of the option and likelihood of early exercises by employees.

Initial Measurement and Subsequent Accounting for Preferred Shares

The convertible preferred shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the consolidated balance sheets. The convertible preferred shares were initially measured at fair value. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the common shares at the commitment date, which is the issuance date in our case. When a beneficial conversion feature exists as of the commitment date, our intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the preferred shares were higher than the fair value per common share and therefore no bifurcation of beneficial conversion feature was recognized. We determined the fair value of common shares with the assistance of an independent third party valuation firm.

We have determined that there was no beneficial conversion feature attributable to the preferred shares because the accounting conversion of these preferred shares upon issuance were higher than the fair value of our common shares as determined by us with the assistance from an independent valuation.

We have elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the preferred shares to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to common shareholders in accordance with ASC 480-10-S99 3A.

Fair Value of Our Common Shares

We are a private company with no quoted market prices for our common shares. We have therefore needed to make estimates of the fair value of our common shares on various dates for the following purposes:

•	determining the fair value of our common shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

•	determining the fair value of our common shares at the date of the grant of a share-based compensation award as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our common shares estimated at different times with the assistance from an independent valuation firm:

Date	Fair Value per Common Share (US$)	Discount Rate	DLOM
February 5, 2016	0.70	21.0%	18%
October 31, 2016	1.024	21.0%	16.5%
May 10, 2017	2.38	20.5%	13%
September 30, 2017	2.71	20.5%	10%
January 1, 2018	5.97	18.5%	10%
April 17, 2018	9.81	16.5%	9.5%

In determining the fair value of our common shares in 2016, 2017 and 2018, we relied in part on a valuation retrospectively determined with the assistance of an independent valuation firm based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management. We obtained a retrospective valuation instead of a contemporaneous valuation, because, on the various valuation dates, our financial and limited human resources were principally focused on our business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

We applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our common shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of common shares include:

Discount rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, five publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in similar industries as we do, and (ii) their shares are publicly traded in developed capital markets, i.e., the United States.

Discount for lack of marketability, or DLOM. We also applied a DLOM to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our common shares from February 2016 to April 2018. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The option-pricing method was used to allocate enterprise value to preferred and common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 46.33% to 47.60% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

The increase in the fair value of our common shares from US$0.70 per share as of February 5, 2016 to US$2.71 per share as of September 30, 2017 was primarily attributable to the rapid organic growth of our business, as evidenced by the increases in the number of customers and the average spending per customer from 2016 to 2017, the decrease of discount rate from 21.0% as of February 5, 2016 to 20.5% as of September 30, 2017, and the decrease of DLOM from 18% as of February 5, 2016 to 10% as of September 30, 2017. We raised additional capital by issuing Series C preferred shares at US$4.725 per share on in April and October 2016 and Series D preferred shares at US$5.3962 per share in May 2017. The funding strengthened our financial status, provided us with additional financial resources for expansion, and indicated an increase in investors’ confidence in our business prospect.

The increase in the fair value of our common shares from US$2.71 per share as of September 30, 2017 to US$5.97 per share as of January 1, 2018 and further to US$9.81 as of April 17, 2018 was primarily attributable to the rapid organic growth of our business. We also made an upward adjustment to our revenue projection in January 2018 and April 2018, taking into account the following factors:

•	As part of our data solution offering, we developed a new targeted marketing solution to assist app developers reconnecting with their existing users. We began testing a proof of concept in the third quarter of 2017. In the fourth quarter of 2017, the revenue generated from this data solution increased significantly. The successful monetization of this data solution marked an important milestone in our business development, and as a result we revised our financial forecast upwards as of January 2018. Subsequently, during the first quarter of 2018, the revenue and average revenue per customer from the solution doubled those of the fourth quarter of 2017, which continued to exceed our expectations and original forecast and therefore, we further revised our forecast as of April 17, 2018.

•	Our revenues from financial risk management solutions increased substantially in the fourth quarter of 2017 and the first quarter of 2018. Accordingly, we adjusted upward our projected revenue from financial risk management solutions.

The increase in the fair value of our common shares was also attributable to the decrease of discount rate from 20.5% as of September 30, 2017 to 18.5% as of January 1, 2018 and further to 16.5% as of April 17, 2018, and the decrease of DLOM from 10% as of September 30, 2017 to 9.5% as of April 17, 2018.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recently issued accounting pronouncements” of the notes to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

The information presented in this section have been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position in China.

Mobile Internet in China

Mobile internet penetration in China has grown substantially over the past few years driven by the rapid growth in China’s consumer income levels, the roll out of next-generation telecommunications data networks, the proliferation of smartphone devices and the launch of numerous mobile internet applications targeted to Chinese consumers. According to Frost & Sullivan, the number of mobile internet users in China grew from 619.8 million in 2015 to 752.7 million in 2017, representing a CAGR of 10.2%, and is projected to further increase to 972.6 million in 2023, representing a CAGR of 4.4% from 2017 to 2023.

Mobile has become the primary mode of accessing the internet for consumers in China, and consumers are embracing an increasingly digital lifestyle. The convenience and ubiquity offered by smartphone devices and mobile internet applications and services has contributed to increased user engagement and activity on the internet, as well as an expanded range of digital use cases. According to Frost & Sullivan, the average daily time spent on mobile devices in China increased from 2.1 hours in 2015 to 3.4 hours in 2017, and is projected to further increase to 5.5 hours in 2023. According to Frost & Sullivan, the annual volume of digital information generated by users on mobile devices in China grew from 4.2 billion gigabytes (GB) in 2015 to 24.6 billion GB in 2017, representing a CAGR of 142.0%, and is projected to further grow to 238.4 billion GB in 2023, representing a CAGR of 46.0% from 2017 to 2023.

Volume of Data Generated from Mobile Devices in China, 2015 – 2023E

Source: Frost & Sullivan

China Mobile App Developer Services

As Chinese consumers embrace an increasingly digital lifestyle, there has been an increase in the number of mobile apps developed and used in China. According to Frost & Sullivan, there were approximately 2.2 million unique mobile apps in China in 2017, which is projected to grow to 3.3 million by 2023, representing a CAGR of 7.0% from 2017 to 2023. In addition, the average number of mobile apps installed per smartphone device in China grew from 25 in 2015 to 40 in 2017 contributing to heightened competition among mobile apps for user attention and engagement, and is expected to further grow to 75 in 2023.

Proliferation of mobile apps, intense competition among mobile apps and growing user expectations have contributed to the development of a robust third-party app developer services market in China. Through leveraging third-party app developer services, mobile app developers can focus their efforts on optimizing their app operations, and choose to outsource generic yet critical features to ensure optimal app performance and customer experience. According to Frost & Sullivan, as of December 31, 2017, 54,263 of the top 100,000 mobile apps in China, as measured by install base, had integrated app developer services, out of which 82.0% of these apps had integrated more than one developer services. The number of unique mobile apps which have utilized third-party app developer services in China grew from 0.9 million in 2015 to 1.2 million in 2017, representing a CAGR of 15.5% and an increase of penetration rate from 50.0% to 54.5%, and is projected to further increase to 2.1 million in 2023 with a penetration rate of 63.6%, representing a CAGR of 9.8% from 2017 to 2023, according to Frost & Sullivan.

Number of Unique Mobile Apps Using Third-party App Developer Services in China, 2015 – 2023E

Source: Frost & Sullivan

The main types of app developer services used by Chinese apps include the following:

•	Push Notification—Push notification service involves sending a customized message or alert to the mobile app users initiated by the app developer. It is often user or context specific, and triggered by geographic location, time, action or other contextual situations. Unlike other forms of user communication, it does not require that the app user have the mobile app open to receive the message.

•	Analytics—Analytics service provides app developers with insights on users’ interaction with the app including clicks, usage time and crashes, allowing developers to improve product design and user experience.

•	Share—Share service enables cross-platform social sharing by app users. Its common uses include sharing of app content, typically on social media platforms, and user credential authentication with user accounts from other platforms.

•	Instant Messaging (“IM”)—IM service is a form of internet communication built within the app where two or more parties can communicate with each other in real-time via text, voice, image, videos or files.

Split of Third-party App Developer Services, Used by the Top 100,000 Mobile Apps(1) in China (%), 2017

(1)	as measured by install base
Source:	Frost & Sullivan

According to Frost & Sullivan, push notification is the most popular app developer service in China, accounting for 36.7% of the app developer services used by the top 100,000 mobile apps as measured by install base in 2017. This is primarily because it allows mobile apps to proactively communicate with their users, driving user activity, engagement and monetization. The number of mobile apps using push notification services grew at a CAGR of 18.0% from approximately 378,000 in 2015 to approximately 526,400 in 2017, representing 23.9% of all mobile apps in China, and is projected to further increase to approximately 1.3 million in 2023, accounting for approximately 38.1% of all mobile apps in China.

Number of Mobile Apps Using Third-party Push Notification Services in China, 2015 – 2023E

Source: Frost & Sullivan

A number of factors are critical to mobile app developers in their selection of push notification service vendors, including reliability and stability (ability to consistently deliver push notifications to users), timeliness (ability to deliver push notifications in a quick manner, in-line or ahead of competitors), as well as coverage (ability to offer a similar experience to all users). These requirements present significant entry barriers as they cannot be achieved without investments in a nationwide high-quality data infrastructure, sufficient bandwidth and technical know-how. Most push notification services are provided on a free or freemium model, driving app developers to migrate to the best service providers as there is limited price differentiation. This has led to the industry becoming concentrated among the top three players who controlled approximately 96.8% of the total market (based on the top 100,000 mobile apps as measured by install base) in 2017, according to Frost & Sullivan.

Growing Application of Big Data Technology in China

Big data technology refers to extraction of value from voluminous and complex data sets for the use of predictive analytics, user behavior analytics, or certain other advanced data analytics methods. Advancements in AI and machine learning technology along with the broadening and deepening of the available data pool have contributed to the growing importance of big data technologies in China. New computational approaches and the decreasing costs of computing power enables companies to process and draw increasingly complex and relevant insights from data. Consequently, organizations are leveraging big data to gain operational intelligence in sales, marketing, human resources, product development, operations and more, enabling better engagement and monetization with customers.

According to Frost & Sullivan, the key drivers for increased usage of big data in China include:

•	Improved computing efficiency and effectiveness: Hardware and software technology advancements have reduced computing costs and contributed to computing power and capacity expansion, enhancing economic viability of big data business models.

•	Enhanced decision sciences: Advancements in decision sciences and computational approaches have contributed to the improved ability and precision in extracting relevant insights from increasing amounts of data. Batch analytics has also transitioned to real-time analytics, further improving the ability to create value from data.

•	Growing amount of useful data: The growing penetration of mobile internet has driven the generation of increasingly large amounts of mobile data such as market, transaction and customer data. Comprehensive data accumulation forms the basis for big data applications. With the development of third-party data providers, the availability of data is easier and more convenient, which lays the foundation for the growth of big data industries.

•	Favorable government policies: China’s “13th Five Year Plan” champions a “National Big Data Strategy” through promoting the development of big data, propelling the construction of big data infrastructure such as data centers nationwide, as well as accelerating sharing of data resources and development of big data applications.

Success in big data requires extensive and unbiased data and investment in technology and infrastructure.

Mobile Marketing Industry

The large and growing consumer-driven Chinese economy has contributed to the steady expansion of China’s advertising market, which is expected to grow from US$111.7 billion in 2017 to US$172.1 billion in 2023, representing a CAGR of 7.5%, according to Frost & Sullivan. Online marketing represented 44.8% of China’s advertising market in 2017 and is expected to grow from US$50.0 billion in 2017 to US$127.3 billion in 2023, representing a CAGR of 16.9% and a market penetration rate of 74.0% in 2023.

Within China’s online marketing industry, mobile marketing has experienced the most robust growth in recent years as advertisers shift marketing budgets to mobile platforms following the proliferation of mobile internet in China. According to Frost & Sullivan, China’s mobile marketing is expected to grow from US$29.7 billion in 2017, representing 59.4% of online marketing industry, to US$94.2 billion in 2023, representing 74.0% of online marketing industry with a CAGR of 21.2%.

Mobile Marketing Market Size in China, 2015 – 2023E

Source: Frost & Sullivan

The key trends shaping China’s online marketing industry include:

•	Rise of mobile marketing: With a growing mobile user base and innovation in mobile marketing technology, advertisers are able to more effectively connect to consumers on-the-go.

•	Development of targeted marketing technologies: Advertisers seek to leverage technology and data to enhance returns on their marketing spend. For example, the programmatic targeted marketing industry is expected to increase in importance, growing from 11.7% of online marketing in 2017 to 23.0% in 2023. The use of technology has also enabled advertisers to optimize the personalization of content for users.

•	Accessibility and usability of big data: The emergence and use of big data have transformed the planning and execution of marketing campaigns, including allowing for deeper segmentation of customers and enhanced targeting and effectiveness. Location data and contextual data offered by mobile has further fueled this development by providing richer data for deriving insights.

Financial Risk Management Services Market

According to Frost & Sullivan, China’s consumer financial services market is poised to experience rapid growth driven by economic development and improved technology. According to Frost & Sullivan, the consumer finance industry in China increased from approximately US$2.7 trillion in 2015 to approximately US$4.0 trillion in 2017, representing a CAGR of 21.7%, and is expected to increase to approximately US$9.9 trillion in 2023, representing a CAGR of 16.3%. Enhanced consumer finance products and services, together with the rising customer base is expected to drive continued growth in the consumer finance market in China. The number of consumer loan borrowers in China increased from 341.9 million in 2015 to 410.6 million in 2017, representing a CAGR of 9.6%, and is forecasted to further increase to almost 613.8 million in 2023, representing a CAGR of 6.9% from 2017 to 2023.

Big data plays a significant role in managing financial risks in the consumer financial services market in China, including developing more refined and accurate borrower profiles and assessment of creditworthiness. Big data-driven financial risk management solutions have brought about the following benefits, which in turn drive the demand for financial risk management services:

•	Benefits to traditional financial services: Through leveraging big data solutions, traditional financial services providers have sought to address the lack of an established universal credit score system in China.

•	Benefits to emerging online financial service companies: Big data technology has also helped to drive the emergence of a large number of online micro loan companies and other online financial service companies in China, which are also in need of support from big data-driven financial risk management solutions.

Demand for robust financial risk management services is also growing as regulators emphasize more stringent financial risk management and anti-fraud measures. Demand for financial risk management products also extend beyond consumer finance into insurance and other financial services.

According to Frost & Sullivan, China’s financial risk management services market grew from US$1.4 billion in 2015 to US$7.7 billion in 2017, representing a CAGR of 134.5%, and is projected to continue to grow at a CAGR of 67.2% to reach US$168.3 billion by 2023.

China Financial Risk Management Services Market, 2015 – 2023E

Source: Frost & Sullivan

There continues to be a significant opportunity to deliver simple and inclusive financial risk management services to support the growth of the consumer finance market. Traditional financial institutions have historically faced challenges in adopting new technology, including their lack of in-house capabilities and slow progress in technology upgrades while at the same time emerging financial technology companies lack data resources to build in-house financial risk management solutions. Third-party financial risk management services that offer real-time risk modeling and post-lending monitoring capabilities benefit both traditional and emerging industry participants alike.

Market Intelligence Industry

Market intelligence refers to organized data and information provided by third-party providers offering valuable insights on markets and market participants. Deriving meaningful insights with the help of big data requires both access to large quantities of data and data processing and interpretation capabilities, the scarcity of which is driving demand for third-party market intelligence services. According to Frost & Sullivan, corporate spending on market intelligence services in China has reached US$0.9 billion in 2017, growing at a CAGR of 50.0% from 2015, and is expected to grow further to reach US$4.8 billion by 2023, representing a CAGR of 32.2% from 2017 to 2023.

Total Corporate Spending on Market Intelligence in China, 2015 – 2023E

Source: Frost & Sullivan

The key trends shaping China’s market intelligence industry include:

•	Growing need for data-driven decision making: Companies’ need to reduce wasted investment and spending and to increase the accuracy of their business decision-making has given rise to new opportunities and potential for the market intelligence industry.

•	Emphasis on quality and reliability of data: The precision and completeness of data drive the accuracy and effectiveness of decision-making.

•	Increased focus on real-time intelligence and decision-making: The fast changing and highly competitive industry dynamics in China require faster reaction and decision-making.

•	Shift towards automation of insight collection and interpretation process: Increasingly, crucial steps such as data preparation and the interpretation of key data features will be automated and the overall efficiency and speed of developing and providing market intelligence will be enhanced.

Location-Based Intelligence Services

Traditional businesses in China are increasingly searching for more effective ways to engage and acquire customers using data and technology. Offline industries such as retail, automotive, real estate and tourism are utilizing location-based intelligence services to improve their operating efficiency in an effort to more effectively compete with online business models that benefit from better customer data and targeting abilities.

In addition to some of the trends that are shaping the market intelligence industry noted above, some of the specific trends driving growth in location-based intelligence services include:

•	Availability of increasingly precise consumer location data: Location data collection is becoming more sophisticated and precise, including the ability to pinpoint approximate locations within a building. This granularity and precision of consumer data allows for a hyper-local perspective in business applications that was not previously available.

•	Rapid development of the Internet of Things (IoT): With more connected devices providing a wider variety of location-based data, geographical intelligence can be applied in more consumer scenarios.

Enormous opportunities exist as data insights on consumer preferences and purchase intent facilitate higher conversion of in-store traffic into transactions. Other application scenarios include, but are not limited to, site selection, targeted marketing and optimization of operations, using a combination of foot traffic monitoring and user-profiling to address the lack of rich and real-time consumer data traditionally faced by offline businesses.

BUSINESS

Our Mission

Our mission is to improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

Overview

We are a leading mobile big data solutions platform in China. Through our developer services, we reached approximately 864 million monthly active unique mobile devices, accounting for approximately 90% of mobile device coverage in China, in December 2017. This number further increased to 925 million in March 2018. From these mobile devices, we gain access to, aggregate, cleanse, structure and encrypt vast amounts of real-time and anonymous device-level mobile behavioral data. We utilize artificial intelligence (AI) and machine learning to derive actionable insights and knowledge from this data, enabling our customers to make better business decisions. We are proud to have received the “2017 Best Technology Company Award” from CCTV-Securities News Channel and have been recognized as the “2016 Most Influential Big Data Service Provider” from 36Kr, a well-known technology news platform in China, for our data solutions.

We provide a comprehensive suite of services to mobile app developers in China. Our developer services easily integrate with all types of mobile apps and provide core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service (SMS). Our services had been used by approximately 318,000 mobile app developers in a great variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, education and healthcare, as of March 31, 2018. We are the partner of choice for many major internet companies such as SINA and Bilibili, as well as leading consumer brands such as Starbucks, Yum China and ICBC. Our leading developer service, push notifications, or JPush had approximately 50% market share in 2017, according to Frost & Sullivan. The market is defined as those mobile apps that use any third-party push notification service out of the top 100,000 mobile apps in China as measured by install base. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 475,000 as of December 31, 2016 to over 707,000 as of December 31, 2017, and further to over 784,000 as of March 31, 2018.

Since our inception through March 31, 2018, we have accumulated data from over 13 billion installations of our software development kits (SDKs) as part of our developer services. We only gain access to selected anonymous device-level data that is necessary for, and relevant to, the services provided. Once the original mobile behavioral data is collected, our data processing platform then stores, cleanses, structures and encrypts data for AI-powered modeling exercises in an aggregated and anonymized fashion. Our developer services can be integrated into multiple apps on the same device, which allows us to receive device-based data from different and multiple dimensions, both online and offline. We believe that our data is differentiated in its volume, variety, velocity and veracity.

AI and machine learning are the key technologies we utilize to gain actionable and marketing effective insights from our data and to develop and refine our data solutions. Leveraging these technologies built upon our massive and quality data foundation, we have developed a variety of data solutions that offer industry-specific, actionable insights for customers in a number of different areas. Our core data solutions include:

•	Targeted marketing (“XiaoGuoTong”): We help advertisers improve their effectiveness by enabling them to target the right audience with the right content at the right time.

•	Financial risk management: We assist financial institutions and financial technology companies in making informed lending and credit decisions.

•	Market intelligence: We provide investment funds and corporations with real-time market intelligence solutions, such as our product iApp, which provides analysis and statistical results on the usage and trends of mobile apps in China.

•	Location-based intelligence (“iZone”): We help retailers and those from other traditional brick-and-mortar industries, such as real estate developers, track and analyze foot traffic, conduct targeted marketing and make more informed and impactful operating decisions, such as site selection.

We are also in the process of developing and launching new data solutions that will further leverage our data and insights to increase productivity for additional industries and customers.

We have built a robust technology infrastructure to support the usage of our developer services and data solutions throughout China on a real-time basis. We have developed a proprietary network of over 4,600 servers strategically located around the country to provide high-quality and cost-effective services across all telecom providers throughout China. This extensive and carefully designed server network allows us to provide customers with real-time access and usage of our developer services and data solutions with great stability, immense speed and high reliability.

We have grown rapidly while at the same time improving our cost efficiency. We increased the number of our customers from 1,168 in 2016 to 2,263 in 2017, and from 980 in the three months ended March 31, 2017 to 1,348 in the three months ended March 31, 2018. We generate revenue primarily from our data solutions. Our revenues increased by 304.9% to RMB284.7 million (US$45.4 million) in 2017 from RMB70.3 million in 2016, and by 295.1% to RMB126.4 million (US$20.2 million) in the three months ended March 31, 2018 from RMB32.0 million in the same period of 2017. We delivered these revenues at a net loss of RMB90.3 million (US$14.4 million) in 2017 as compared to RMB61.4 million in 2016, and a net loss of RMB22.1 million (US$3.5 million) in the three months ended March 31, 2018 as compared to RMB22.0 million in the same period of 2017. Our net loss margin improved from 87.3% in 2016 to 31.7% in 2017, and from 68.8% in the three months ended March 31, 2017 to 17.5% in the three months ended March 31, 2018. Our adjusted net loss, a non-GAAP measure defined as net loss excluding share-based compensation was RMB82.0 million (US$13.1 million) in 2017 as compared to RMB58.7 million in 2016, and RMB19.3 million (US$3.1 million) in the three months ended March 31, 2018 as compared to RMB19.8 million in the same period of 2017. Our adjusted net loss margin improved from 83.4% in 2016 to 28.8% in 2017, and from 62.0% in the three months ended March 31, 2017 to 15.3% in the three months ended March 31, 2018. Our adjusted EBITDA, a non-GAAP measure defined as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit and share-based compensation, was negative RMB77.0 million (US$12.3 million) in 2017, compared to negative RMB51.3 million in 2016, and negative RMB15.9 million (US$2.5 million) in the three months ended March 31, 2018 as compared to negative RMB20.5 million in the same period of 2017. See “Summary Consolidated Financial and Operating Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Leader in big data solutions built on dominant position in developer services

We are the leading provider of developer services in China, with approximately 50% market share in 2017, according to Frost & Sullivan. The market is defined as those mobile apps that use any third-party push notification service out of the top 100,000 mobile apps in China as measured by install base. Our developer services are core to the apps that use them and require sophisticated and costly technology and infrastructure. We have built a network of over 4,600 servers strategically located across China, which enables messaging across and between all of the China telecom networks efficiently. Our technology infrastructure delivers:

•	the stability needed to support our high messaging and data volume;

•	the high-speed message delivery required for real-time apps;

•	the reliability exemplified by notification delivery success rate;

•	the scalability to support increased volumes over time; and

•	the flexibility to allow for new product development and the integration of multiple developer services into a single app.

Our ability to deliver services with these features, coupled with our freemium model, offer compelling values to the app developers. For example, timely and reliable delivery of notifications can translate into a more engaged and larger active user base for developers and mobile apps and, ultimately, the scalability of their businesses and higher return on their investment. Leveraging our dominant position as the market leader in developer services, we have accumulated vast amounts of anonymous device-level mobile behavioral data. We utilize AI and machine learning technologies to derive actionable insights and have developed and productized a suite of data solutions. Continuing to do this, we believe we are well positioned to maintain and reinforce our leadership as a mobile big data solutions platform and capture more monetization opportunities in the market.

Extensive online and offline mobile data differentiated by its volume, variety, velocity and veracity

We have accumulated massive amounts of data that is differentiated by its combination of scale, real-time usability, continuous updates and independence. We generated data from 864 million monthly active unique mobile devices that account for approximately 90% of mobile device coverage in China in December 2017. This number further increased to 925 million in March 2018. In March 2018, we captured data from 1.5 billion monthly active SDKs and 162.5 billion geographic location data records. Our data is independent. It is not associated with a specific family of apps, which increases the variety of the data we capture, its accuracy, and its usability. We also have the ability to combine online and offline data from many dimensions such as app usage, app installation metrics, device information and location-based data. Through our data processing platform, we cleanse, structure and encrypt the vast amounts of real-time data. Together, the anonymous, aggregated and processed data with our AI-driven data mining capability lay a solid foundation for our big data solutions.

Proven product development and commercialization capabilities across multiple industry verticals

Throughout our history, we have proven the ability to develop and productize solutions from our data and to improve those solutions over time. The development of innovative data solutions requires tremendous focus and resources. Based on our deep understanding of the customer needs and the experience accumulated over the years, we are able to identify industry-specific problems that our data is particularly adept at solving and develop tailored solutions. As part of the product development efforts, we have been making continuous efforts to proactively enhance and refine our data solutions by interacting with our customers and incorporating their feedback on our solutions. Over time, we have been able to shorten the product development cycle with the knowledge we accumulated. Moreover, by purposefully designing our data solutions to be standardized, we make our data solution offerings easily scalable to serve an increasing number of customers. Because of the comprehensiveness and inter-connectedness of our data and solutions, we can offer one-stop solutions to our customers and cross-sell other suitable or newly developed solutions to existing customers. For example, for financial institution customers, our targeted marketing solutions can help them acquire new customers; our financial risk management solutions can assist them with assessing the creditworthiness of borrowers; our developer services, such as JPush, enable them to communicate and engage with their own customers easily and in a timely manner; and our market intelligence solutions can help them better understand industry trends, user behavior and the competitive landscape of the industry.

Continuously improving data solutions driven by AI and machine learning

We use AI and machine learning to develop more effective insights from our data over time, continuously improving the data solutions that we provide to our customers. The core leaders of our product lines are data scientists with extensive industry experience. We utilize machine learning to glean insights from massive data sets in real time and extract, generate and tag meaningful data patterns that are widely used in our data solutions.

In particular, leveraging our optimized data warehouse structure that is suitable for AI and machine learning processes, we constantly refine rules engines and machine learning algorithms to improve the accuracy and comprehensiveness of tags generated and design and tailor machine learning algorithms based on the nature of our data solutions. For example, we improve traditional deep learning algorithms to refine our financial risk management solutions for our financial services customers as we incorporate new variables and additional data. AI and machine learning also enable us to continuously increase the effectiveness of targeted marketing campaigns by drilling down to, and exposing the root cause of, inefficiencies of marketing expenses. As a result, we have experienced tremendous growth in our customer base, which has grown from 1,168 in 2016 to 2,263 in 2017, and from 980 in the three months ended March 31, 2017 to 1,348 in the three months ended March 31, 2018, and the average revenue per customer has also increased from RMB60,207 in 2016 to approximately RMB125,810 in 2017, and from RMB32,646 in the three months ended March 31, 2017 to RMB93,763 in the three months ended March 31, 2018. We also benefit from a virtuous cycle in which by capturing more and better quality data, we refine our data solutions leveraging our machine learning capability, leading to more customers and developers, thereby further enhancing and enriching our data.

Highly scalable and flexible business model with multiple monetization opportunities

Our developer services are strategically modularized to maximize efficiency and cohesiveness of operations, and our data processing platform has been designed and built to power our growth as we scale to meet demands from our increasing customer base and allow for new product development. Our developer services are built upon our proprietary common module JCore, allowing developers to easily integrate additional and multiple functionalities provided by our developer services, as well as enabling us to react to market change and customer demand by developing and adding additional functionalities quickly and cost-effectively. Our centralized data processing platform is the backbone that supports and powers our data solutions, ensuring high-quality data features of variety, consistency and integrity across our data solutions. Our centralized data processing platform significantly lowers our costs of product design and allows for quick development and integration of new data solutions. Moreover, the insights we gain from data analytics and mining not only help customers improve their productivity but also enable us to increase operational efficiency by guiding product development and sales and marketing efforts.

Passionate and visionary management with complementary backgrounds and strong execution capabilities

Our company is built on new technology and an innovative business model, and we benefit from the vision, passion and experience of our founding and senior management team, who bring a strong track record of execution. In particular, Weidong Luo, our co-founder, chairman and CEO, brings 12 years of experience building successful technology companies and identifying and developing new products. Fei Chen, our co-founder and president, has 18 years of experience across technology and finance as well as entrepreneurship. Our co-founders have been partners for over 12 years and have relentless passion and commitment to making our company the leading mobile big data solution platform it is today. They are joined by a talented team, including Xin Huang, our CTO, who previously served as a leading data scientist at Douban and senior product director at Zhen’ai. The team under our founders and CTO brings expertise across infrastructure technology, data science, industry domain, marketing, operations and finance. We have also benefited from the support of renowned key investors such as Fidelity, Fosun, Goldman Sachs, IDG and Mandra Capital.

Our Growth Strategies

We intend to grow our business using the following key strategies:

Our Data Strategies

Broaden and deepen our data pool by expanding our developer services

We seek to enrich our data pool by continuing to offer best-in-class developer services. We intend to leverage our industry leading position and recognition among the developer community to further increase our penetration of apps and app developers, including those apps that attract the most traffic and active usage as well as those “long-tail” apps that contribute to the variety of mobile data we have access to. We will continue to invest in our technology and infrastructure to deliver highly reliable and scalable developer services. We will also offer more features and functions and provide a broader range of developer services in order to further strengthen our relationship with app developers. We also seek to develop more innovative services, for example, services related to Internet of Things (IoT), to meet the evolving demand of customers. Expanding the developer services we offer will provide us with access to a greater volume and variety of data from smart devices.

Source and integrate alternative and complementary data

We will enhance our data pool by strategically identifying alternative and complementary data and pursuing strategic partnerships with, and investments in, data sources and aggregators using a disciplined and targeted approach. Through integrating complementary data into our data pool, we can cross reference our data to extract more information and enhance our existing data solutions. In addition, with a broader range of data, we are able to not only develop new data solutions for customers in our existing industry verticals, but also gain relevance and access to new industry verticals and hence expand our data solution offerings.

Enhance our AI and machine learning capabilities

We seek to enhance our AI and machine learning capabilities to extract the deepest insights from our vast amounts of real-time online and offline data. Leveraging our large and growing data pool, we will continue to refine our algorithms and improve our predictive capabilities. We will continue to invest in talent by recruiting, retaining and training AI specialists and data scientists to widen our technology advantage. We will also explore strategic opportunities to expand our AI and data science capabilities through partnering with and investing in cutting-edge AI and data science companies and teams in China and globally.

Our Product Strategies

Enrich and expand our existing mobile big data solutions

We will continue to enrich and expand our existing mobile big data solutions to better serve existing customers and attract new customers. We will continue to proactively collect customer feedback on our existing data solution offerings, including targeted marketing, financial risk management, market intelligence and location-based intelligence, and gain more insights into customer needs, so as to identify and better serve new requirements of our customers. We seek to enhance the effectiveness of, and add new features to, our existing data solutions through leveraging our growing data pool and AI capabilities, while ensuring that our data solutions continue to be highly scalable to preserve our business model. At the same time, we will continue to identify and expand cross-selling opportunities, which we believe will in turn increase customer loyalty and spending.

Develop new data solutions to address evolving customer needs

We seek to expand our data solutions to exploit mobile big data opportunities in new industry verticals and sub-verticals. We believe significant commercial opportunities exist in adjacent markets that are prime for mobile big data technology disruption, and we will prioritize the development of data solutions in new industry verticals that our data is uniquely able to address and where there is a large addressable market. For example, the customers that have used our market intelligence solutions have also requested market survey solutions, and we have begun developing new survey solutions to better address the customers’ needs. We believe that we will be able to continue to launch new data solutions to address large, new market opportunities.

Expand into selected global markets

We seek to replicate our success in China in selected markets overseas, specifically those with large market potential and relevance for our mobile big data expertise. Our first opportunity is to follow our existing app developers and data solutions customers into overseas markets as they internationalize their own businesses. We intend to focus on overseas markets with a large and vibrant app developer ecosystem, allowing us to actively incubate our developer services and build significant data pools which we can then productize into effective data solutions for those markets. Through strategic business expansion overseas, we will be able to gain a more holistic view of the global market and increase our value to existing app developers and data solutions customers.

Our Business Model

We are a leading mobile big data solutions platform in China. Our business model is built upon our massive and quality data foundation, which we have established by leveraging the comprehensive suite of developer services we provide to mobile app developers in China. Our developer services provide core in-app functionalities, including push notification, instant messaging, analytics, sharing and short message service (SMS). Through our developer services, we gain access to selected and anonymous device-level data that is necessary for, and relevant to, the services provided. Our centralized data processing platform stores, cleanses, structures and encrypts data that was collected and aggregated. We utilize AI and machine learning technologies to conduct modeling exercises and data mining in order to gain actionable and effective insights from the data. Based on our data foundation and leveraging our AI-powered centralized data processing platform, we have developed a variety of data solutions that offer industry-specific, actionable insights for customers. Our core data solutions include targeted marking, market intelligence, financial risk management and location-based intelligence.

Developer Services

We provide a comprehensive suite of services to mobile app developers in China. Our developer services provide core in-app functionalities needed by developers, including push notification, instant messaging, analytics, sharing and short message service (SMS). The functionalities of our developer services are delivered in the form of SDKs that contain ready-to-use source codes and allow for simple integration into a wide variety of mobile apps. We also offer application programming interfaces (APIs) that create connectivity and automate the process of message exchange between the mobile apps and our backend network. Moreover, we also provide app developers using our services with an interactive web-based service dashboard, allowing them to utilize and monitor our services through simple controls on an ongoing basis. Our developer services easily integrate with all types of mobile apps and support all major mobile operating systems, including iOS, Android and Winphone. Through these functionalities, developers are able to accelerate the development and deployment of their apps into the market and focus their efforts on optimizing their app operations and improving end-user experience.

Our developer services had been used by a cumulative number of approximately 318,000 developers in mobile apps in a wide variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, education and healthcare, as of March 31, 2018. The number of mobile apps utilizing at least one of our developer services, or the cumulative app installations, increased from over 475,000 as of December 31, 2016 to over 707,000 as of December 31, 2017, and further to over 784,000 as of March 31, 2018. Almost all of the app developers who use our developer services use our push notification services, and a portion of those developers also use other developer services in addition to push notification. We believe as we expand and deepen our relationship with developers, more developers will utilize multiple services we offer. We are proud to have been recognized as the “Best 2016-2017 SaaS Service Provider” by China SaaS Application Conference Committee in 2017, and as the “2015 Developers’ Choice of Services Platform” by MAIC Mobile Innovation Conference Committee in 2015, among other awards.

Our developer services are standardized to maximize efficiency and cohesiveness of operations. Our developer services are built upon our proprietary common module JCore, allowing developers to easily integrate additional and multiple functionalities provided by our developer services, as well as enabling us to react to market change and customer demand by developing and adding additional functionalities quickly and cost-effectively.

JCore—Foundation of Our Developer Services

Our developer services are built as modules on top of JCore. JCore powers and seamlessly integrates with our other service functionality modules and provides uniform code-level support to other modules. The modularity brought by JCore allows developers to conveniently integrate additional modules, enabling mobile app developers to scale their business, reducing app development costs and improving efficiency.

JCore provides key functions that are shared across all of our developer services modules, including dynamic loading, which uploads and downloads code-level communications to and from servers, logging and uploading error messages, protecting core source code from leakage and tampering, and securing data sharing.

We integrate the basic and commonly used code-level functionalities, such as transmission protocols and dynamic loading, into JCore, and build our developer services based on JCore. This enables us to focus on addressing the specific needs of app developers, develop new services and add new functionalities to existing services quickly and cost-effectively and reduce potential errors.

JPush—Push Notification

Our push notification service, JPush, effectively enables developers to deliver notifications across different formats and different types of internet access devices. Push notifications are a critical tool in mobile strategy as they go directly to the top of the notification stack for mobile users and the resulting higher open rates of push notifications drive increased engagement, retention and monetization. The challenge for app developers in effectively communicating with end users is establishing and maintaining a message distribution network from scratch that can meet the real-time communication demand generated by a growing mobile app user base and, at the same time, save costs. As the telecom networks in China are fragmented and inefficient in connecting with each other, the message distribution network required by the developers must be able to deliver messages across and between all of the China telecom networks effectively and efficiently. Establishing and maintaining such a message distribution network can be costly, time-consuming and technically challenging. JPush, leveraging our technology infrastructure and our strong technological capabilities, provides effective solutions to those challenges. See “—Technology Infrastructure.”

Through JPush, developers can push customizable messages and rich media messages. Rich media includes advanced messaging functionality such as emoji, picture messaging and localized languages. Developers can also push notifications to a target group of end users classified by tagging those users automatically or manually.

We also share statistics regarding delivery results with developers that use JPush, including their history of notifications pushed. Other performance statistics include cumulative number of notifications transmitted, number of users who open the app, the time users spent in the app, daily active users (DAU) and the number of users who are using the app in real time. As part of the VIP premium package, certain developers choose to pay for additional capabilities, including the ability to monitor the results of transmissions in real time and access in-depth customized statistical reports.

Leveraging our technology infrastructure built upon a network of over 4,600 servers strategically located across China, JPush enables timely and reliable delivery of notifications, which can translate into a more engaged and larger active user base for developers and, ultimately, scalability of their businesses and higher return on their investment. JPush pushed over 7.2 billion messages to various app end users on an average daily basis in the three months ended March 31, 2018. JPush ranks first in the push notification service market, with approximately 50% market share in 2017, according to Frost & Sullivan. The market is defined as those mobile apps that use any third-party push notification service out of the top 100,000 mobile apps in China as measured by install base.

Currently, we offer a basic package of push notification services free of charge, and we charge subscription fees, primarily on a monthly basis, for our VIP premium package. Compared to the basic package, the VIP premium package includes more real-time pushes, more offline message storage, exclusive high-speed channels for VIP push notification traffic and customized SDK features.

JAnalytics—Data Analytics

JAnalytics enables developers and business decision makers to quickly understand the operating performance of their apps and customer base. Leveraging our data analytics capabilities, we are able to process large amounts of device-level mobile behavioral and app operational data in an aggregated and anonymized fashion and generate market trend reports, industry rankings and other customizable statistical reports, allowing app developers to understand their own market position.

JAnalytics includes basic and customizable service offerings. For our basic service offering, we have ready-to-use event models for real-time querying. Events typically relate to device owners’ in-app behavior. Based on the event type selected by the developer, JAnalytics processes and distills data to generate statistical reports. Our customizable service offering gives developers the flexibility to change the data dimension and the event type according to their choices.

Developers can review JAnalytics results on our proprietary dashboard and receive some results on their own backend system through APIs provided by us. Currently, we offer JAnalytics free of charge.

JMessage—Instant Messaging

Our real-time internet-based instant messaging services, or JMessage, enables developers to easily embed instant messaging functionality into their apps. Built upon JPush’s robust message distribution system, JMessage provides end users with stable and reliable chat features. JMessage features customizable personal chats, group chats and chat rooms. JMessage also supports rich media messaging, voice messaging, pictures, files, offline messaging and location sharing.

Similar to JPush, we currently offer a basic package of instant messaging services free of charge, and we charge subscription fees, primarily on a monthly basis, for our VIP premium package. In comparison to the basic package, the VIP premium package allows for more message exchanges, higher frequency usage of API, more chat rooms and dedicated communication channels.

JSMS—SMS

Our SMS services, or JSMS, enable developers to easily integrate SMS text message functions for authentication and serves as an incremental channel for user communication in addition to JPush. Leveraging our strong message distribution system and telecom operators’ networks, we provide fast and reliable delivery of messages to end users with low latency. Developers can also programmatically send, receive and track SMS messages. We charge a fee for JSMS based on the number of messages delivered.

JShare—Social Sharing

Our cross-platform social sharing services, or JShare, enable developers to quickly integrate social sharing functionality, such as the ability to share content with selected apps or to authenticate using credentials from another platform. Developers can also track end users’ sharing behavior based on the analytics function integrated into JShare. Currently, JShare is offered free of charge.

Private Cloud-based Developer Services

While most of our developer services are provided through public-cloud servers, we also provide fee-based private cloud-based developer services. Our private cloud-based packages are designed to provide customizable services to app developers who want a more controlled software environment and more comprehensive technology and customer support. Currently, we offer a private cloud-based service option to our JPush and JMessage customers. We charge a fee for the private cloud-based packages on a project basis and a monthly fee for the ongoing maintenance of the private cloud.

Others

We seek to develop more innovative services to meet the evolving demand of app developers. For example, we have customized our push notification services for smart home applications to satisfy the needs of IoT customers.

Our AI-Powered Data Processing Platform

By providing services to mobile app developers, we gain access to and aggregate massive amounts of anonymous device-level mobile behavioral data that we use to develop our industry-specific data solutions. We only gain access to selected device-level data that is necessary for, and relevant to, the services provided based on our agreements with app developers and the consents they obtain from end users. Our developer services can be integrated into various apps on a single device which allows us to receive data from different and multiple dimensions, both online and offline. The data received through developer services primarily consists of unstructured metadata.

We also collaborate with third-party data service providers to supplement our dataset and maintain a strict vetting process before engaging third-party data service providers to ensure the integrity and quality of our data.

Four Vs of Our Data

We believe the key differentiating features of our data set is its volume, variety, velocity and veracity.

•	Volume—massive and ever-growing data pool. We had accumulated data from over 13 billion installations of our SDKs as part of our developer services since our inception as of March 31, 2018. In December 2017, we generated data from approximately 864 million monthly active unique mobile devices, which account for approximately 90% of mobile device coverage in China. This number further increased to 925 million in March 2018.

•	Variety—multi-dimensional data. Our services had been used by a cumulative number of approximately 318,000 developers representing over 784,000 mobile apps in a variety of industries, such as media, entertainment, gaming, financial services, tourism, ecommerce, education and healthcare, as of March 31, 2018. This allows us to have access to a diverse array of mobile behavioral data. For online activities, we have access to data relating to app installations and uninstallations, app usage and device and operating system information. Regarding offline activities, we have access to location-based data.

•	Velocity—data timeliness. We access and process a large volume of data in real time. In March 2018, we captured data from 1.5 billion monthly active SDKs and 162.5 billion geographic location data records. To increase the speed of data processing and ensure data timeliness, we routinely and frequently upgrade our technology and infrastructure used for data processing and data analytics.

•	Veracity—data accuracy. Through our data processing platform, we cleanse, structure and encrypt raw data to ensure its accuracy. We also have strict policies and internal procedures in place to ensure our data security. Moreover, our data is not associated with a specific family of apps, which increases the unbiasedness of the data we capture.

Data Processing

The backbone of our technology is our centralized proprietary data processing platform. Once the original device-level mobile behavioral data is collected, the platform stores, cleanses, structures and encrypts data for modeling exercises in an aggregated and anonymized fashion. The centralized platform delivers speed and scalability, providing data and analytics support across our product lines.

•	Storage. We systematically organize and store unstructured data in our Hadoop server cluster. As part of our data security measures, original data is all stored on our local servers protected by firewalls.

•	Cleansing. The data processing platform cleanses data stored in our server cluster. Our cleansing system reduces noise in the unstructured data by detecting anomalies in the original data, evaluating data authenticity and sifting out non-usable, corrupted or redundant data.

•	Structuring. The data processing platform further structures cleansed data and stores it as structured datasets.

•	Encrypting. Our data processing platform then automatically encrypts device-level data to enhance data security.

•	Modeling. We utilize AI technology, including machine learning algorithms, and other data processing and statistics tools to automate the process of finding patterns and generating basic tags associated with each mobile device that we reach through our developer services. Basic tags include, among others, demographic profile, app usage habits and consumption preference, which are widely used in our big data solutions as well as developer services. In addition to basic tags, we can further design and generate industry-specific tags based on the characteristics of a specific industry and tailored requests from customers.

AI, Data Analytics and Data Mining

Our AI, data analytics and data mining capabilities form the basis of our mobile big data solutions, developed for specific industries. We utilize data analytics to gain further statistical insight and employ automated data mining processes to find meaningful correlations and intelligent patterns.

We believe we have the following advantages in our AI and machine learning capabilities:

•	We have optimized our data warehouse structure to make it more suitable for AI and machine learning processes. We have also designed and built our data warehouse based on the types and features of our data to allow for flexible yet secured access by our engineers and data scientists for developing and maintaining multiple solutions.

•	Based on the features of our data sets, we constantly refine rules engines and machine learning algorithms to improve the accuracy and comprehensiveness of tags generated.

•	We design and tailor machine learning algorithms based on the nature of our data solutions. For example, to enhance our financial risk management solutions, we improve traditional deep learning algorithms by utilizing the machine learning technique of GBDT (gradient boosting decision tree), which not only preserves the correlations between variables but also maximizes the explanatory ability of patterns.

Our team of data scientists works continually to optimize our proprietary analytical models and improve our analytics capabilities. First, our data scientists input and index more accurate sample training data to train machine learning models more effectively. Second, we also analyze various features of sample data and adopt more suitable and complex modeling algorithms such as deep learning. Third, by gaining access to more data, we can find more features that can be used to further improve the predictive capabilities of our data analytics engines. Fourth, our data scientists, equipped with industry knowledge and insights, can refine and optimize the parameters of algorithms by taking into account industry specific or event specific factors.

Data Security

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We gain access to vast amounts of anonymous device-level mobile behavioral data based on services provided to app developers and store the data on our servers protected by firewalls. We generate internal IDs that label and identify mobile devices and encrypt device-level data to enhance data security. Our core data can only be accessed through computers designated for authorized use. These computers cannot be connected to the internet, and no data can be outputted to an external device. Only authorized staff can access those computers for designated purposes. Moreover, we maintain data access logs that record all attempted and successful access to our data and conduct routine manual verifications of large data requests. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary to their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt. See also “Risk Factors—Risks Related to Our Business and Industry—Security and privacy breaches may hurt our business.”

Our Data Solutions

Our data solutions currently comprise of targeted marketing, market intelligence, financial risk management and location-based intelligence (“iZone”). Based on our deep understanding of the customer needs and the experience accumulated over the years, we are able to identify industry-specific problems that our data is particularly adept at solving and develop tailored solutions. We are constantly evaluating market opportunities and will strategically expand our solution offerings that use our data and insights to increase productivity for additional industries and customers.

From tag generation to product design to day-to-day deployment of our solutions, we leverage our high-quality and ever-growing data pool and utilize AI and machine learning technology and other advanced data technology to productize our data solutions. During the development stage of our data solutions, proprietary indices and tags are generated by our centralized data processing platform. These tags and indices cover multiple dimensions which we then selectively utilize for different solutions depending on solution specific requirements. We have been making continuous efforts to enhance our data solutions by interacting with our customers and incorporating their feedback on our solutions. Over time, we have been able to shorten our product development cycle as we increase the size of our data pool and the depth of our data and accumulated more market intelligence and experiences through a trial and error process.

Moreover, by purposefully designing our data solutions to be standardized, we make our data solutions easily scalable to serve an increasing number of customers. Because of the comprehensiveness and inter-connectedness of our data and solutions, we can offer one-stop solutions to our customers and cross-sell other suitable or newly developed solutions to existing customers.

We have received numerous awards for our innovative data solutions, including the “2017 Big Data Innovative Solution Award” from Big Data Magazine and the “2016 Innovative Big Data Company in China” from Data Technology Industry Innovative Institute.

Targeted Marketing

We provide targeted marketing solutions in the form of integrated marketing campaigns to our advertising customers through our XiaoGuoTong marketing platform, which is built upon our massive amounts of multiple-

dimensional data. We have developed and maintain on-going business relationships with many reputable ad inventory suppliers and our marketing platform is connected with theirs through APIs to streamline and automate the ad slots bidding and ad placement process. We utilize our massive amount of data and leverage our AI-driven data mining capabilities to choose the right targeted audience and the ad inventory that is most suitable for the customer’s marketing needs through our platform. We vet our targeted marketing customers and screen their proposed ad content to ensure that they have the required licenses and qualifications to engage us for posting ads online and are otherwise in compliance with regulatory requirements. We also create, design, develop and optimize the content for our customers’ ads, utilizing a wide variety of ad formats, such as graphics or videos. Through our XiaoGuoTong marketing platform, we bid for ad slots and place ads on a real-time basis on behalf of advertisers and monitor results. Our marketing solutions help our advertising customers generate higher ROIs on their advertising spend. Customers can also access our platform through a web-based dashboard to see the marketing results and direct to us any customer service inquiries.

We launched targeted marketing solutions in 2016. Our targeted marketing customers mainly include financial institutions, large media and entertainment app publishers, online game companies and ecommerce platforms. We intend to expand into other industry verticals and capture more market opportunities in the future.

Customers use our targeted marketing solutions for two main purposes: new user acquisition and existing user re-engagement. We assist our customers with ad placements that most effectively reach the potential group of people who, based on the results of our profiling analysis, are most likely to be attracted to our customers’ products or services.

Upon receiving orders from our customers, we first utilize our data and AI-powered data analytics capabilities to decide which ad inventory suppliers to use, taking into account the volume and quality of their traffic and the relevance to the advertisers, and then we purchase ad inventory from ad inventory suppliers on a real-time basis by bidding for ad slots on the ad inventory suppliers’ online media networks using rates negotiated with various ad inventory suppliers. We then sell to our advertising customers our targeted marketing solutions in the form of integrated marketing campaigns, which include primarily creating and designing the right content for our customers’ ads and placing the ads on the ad slots selected. Utilizing our multi-dimensional, as well as industry specific, data and leveraging our proprietary machine learning algorithms, we can better estimate targeted user click-through-rates (CTRs). Based on these estimates, we bid strategically and intelligently for ad placement, generating higher ROI for our advertising customers. We typically pay for ad placements on online media networks on a cost-per-thousand impressions (CPM) basis. For our targeted marketing solutions, we use performance-based fee arrangements whereby we charge the marketing customers primarily on a cost-per-click (CPC) or cost-per-action (CPA) basis. Based on our contractual relationships with our customers, we are obligated to satisfy the integrated marketing campaign objectives of the advertising customers and bear credit risk in case of advertisers’ failure to pay.

In 2017 and the three months ended March 31, 2018, we sourced 49.4% and 36.1% of our ad inventories from Tencent, respectively, because we believed the user traffic provided by Tencent was more suitable for meeting our current customer mix and their marketing needs. We have entered into a framework agreement with Tencent in 2016, pursuant to which we may select and purchase suitable ad inventories provided by Tencent’s social networking platforms, such as GuangDianTong and WeChat/Weixin. Under the framework agreement, we have to prepay for the ad inventories through an account designated by Tencent, and Tencent may charge us fees based on a cost-per-click (CPC), cost-per-thousand impressions (CPM) or other basis. The framework agreement has an initial term that ended on December 31, 2016, and will automatically extend for successive one-year periods unless otherwise terminated with written notice prior to the expiration of the then current term. In addition, Tencent may terminate the agreement earlier if it is of the view that we or the ads placed by us are in violation of applicable laws and regulations. As of the date of this prospectus, the agreement is still in full force and effect. In 2017 and the three months ended March 31, 2018, we paid for the ad inventories purchased from Tencent on a CPM basis. As we expand our targeted marketing customer base and engage more customers from a broader spectrum of industries, we expect to diversify our sources of ad inventory by increasing the number of suppliers we work with and purchasing more ad inventories from other existing suppliers.

Case study. Tencent News is a news application offering round-the-clock, timely and high-quality news coverage. In 2018, Tencent News used our targeted marketing data solutions to re-engage inactive users in multiple categories that Tencent News identified. Our solutions helped them to optimize the placement of ads and save advertising costs. We also employed our deep learning technology to intelligently target inactive users with different content and styles of ads based on type of users. The system greatly enhanced Tencent News’ user re-engagement efficiency, delivering approximately 10 million re-engaged users in Tencent News’ selected inactive user categories during a campaign period of approximately 30 days, the most among all of its service providers.

Case study. China Everbright Bank Credit Card Center, or Everbright, under the direct management of China Everbright Bank’s head office, offers a wide variety of credit cards for consumers to choose from based on their individual needs. Everbright engaged us for our targeted marketing solutions. We tailored, tested and optimized our ad placement strategies based on the type of credit cards being promoted and the corresponding group of potential consumers targeted. Utilizing AI-powered analytics such as two-sample hypothesis testing, we were able to target potential consumers with precision and tailor our ad content design based on specific user preferences. For example, we developed customized tags that differentiated groups of potential credit card users who carry similar characteristics, which allowed us to strategically target potential users based on their estimated consumption level and purchase behaviors. Our targeted marketing solutions helped Everbright attract new credit card applicants cost-effectively.

Market Intelligence

By leveraging our access to massive amounts of data relating to mobile app operations, our market intelligence solutions empower corporations and investors to make business and investment decisions.

We provide the following three versions of market intelligence solutions:

•	Enterprise-oriented solutions: We provide industry ranking, competitive analysis and operational analysis for corporate customers.

•	Fund-oriented solutions: We provide industry trends analysis, track portfolio company growth and conduct project-oriented case studies for fund managers.

•	Project-based tailor-made solutions: We provide more in-depth analytics services and generate customized statistics reports based on customers’ specific requirements.

Customers can subscribe to each version of our market intelligence solutions based on either the number of apps covered under the solution or the number of queries. Customers who subscribe to our market intelligence solution based on the number of apps covered can review the operating metrics of those apps they have subscribed to on our interactive dashboard. The query-based subscription package provides functions that accommodate ad hoc requests from customers and gives customers more flexibility when they want to search for and review the statistical results of a particular mobile app.

We primarily provide market intelligence solutions under annual subscriptions. Subscription prices are quoted based on either the number of apps customers subscribe to or the number of queries customers need within a subscription period.

Case study. Primavera Capital Group, or Primavera Capital, is a leading China-based investment firm, focusing on private equity and special situations opportunities. To supplement its customary research methods for identifying potential companies for investment, Primavera Capital, after a careful review of similar solutions available in the market, purchased our market intelligence solutions. In particular, Primavera Capital subscribed to our iApp mobile app operating performance tracking solution, which offers real-time access to the operational results of a broad spectrum of mobile apps in China, including key metrics such as DAUs, MAUs, installation penetration rate, retention rate, end-user distribution and competitive analysis through a data analytics dashboard and a broad array of user-friendly functions. Our iApp solutions allow Primavera Capital to make better investment decisions. Since the launch of iApp, Primavera Capital has purchased two consecutive subscriptions of our iApp solutions. Apart from standard subscriptions, we also provided project-oriented customized in-depth analysis to Primavera Capital, including trend analysis of app users’ aggregated profiles, distribution of active devices by tier of cities, user loyalty analysis and uninstallation and re-installation rate, which enables Primavera Capital to assess the selected apps’ strengths and differentiation as compared to other competitive products.

Financial Risk Management

Financial risk management solutions help our customers better assess and control their credit and fraud risk exposure, facilitating enterprise risk management and innovative decision-making. Our target customers for financial risk management solutions include financial institutions such as banks and insurance companies, as well as emerging financial technology companies. We provide three types of financial risk management solutions to help our customers make pre-lending decisions: anti-fraud risk features, blacklist and location verification.

Anti-fraud risk features. We offer standard packages that include over 10,000 unique risk features that are similar to the basic tags we generate but are more advanced in terms of their structural complexity and tailored for risk assessment in financial industry. We provide anti-fraud risk features to customers through APIs that automate querying processes, enabling customers to incorporate these risk features into their own risk modeling.

We develop the risk features based on anonymous device-level mobile behavioral data. We only exchange such risk features with our customers’ backend systems based on their queries, and we do not have access to credit applicants’ identification information which is in our customers’ sole control. We utilize our proprietary algorithms to help customers determine the broader creditworthiness of a borrower. Our algorithms can translate complex data and intelligently combine different types of data organized by advanced tags into explainable patterns of behavior that are relevant to the borrower’s financial status and creditworthiness. We believe these selected risk features we offer, such as those relating to payment behaviors and usage of consumer finance mobile apps, are most relevant to credit assessments.

For customers who subscribe to our customizable package, we work closely with them to jointly develop credit assessment models, tailor-made risk features as well as internal risk management policies.

Blacklist. We maintain a blacklist that includes primarily potential defaults or frauds predicted based on our data analytics capabilities. We create an initial blacklist that contains default and delinquency history based on publicly available data and data provided by third parties. We then utilize our AI and data analytics capabilities to study this data, identify the behavioral features and patterns that may lead to future default or fraud, apply the identified features and patterns to our own data sets, predict potential default or fraud based on the features and patterns and include the results in our blacklist.

Location verification. Our customers utilize information voluntarily submitted by credit applicants to them and verify it against the device-level location-based data that we have access to, in order to assess the potential fraud risk associated with the credit applicants.

We provide our financial risk management solutions using a query-based model and charge our customers based on the volume of queries we process and the number of features they utilize. We also provide a yearly subscription package that sets an upper limit on the number of queries we process during the subscription period.

Case study. Shanghai Pudong Development Bank Credit Card Center, or SPDB, was established in January 2004 and is one of the earliest credit card centers with licensed credit card services. SPDB implements stringent compliance standards regarding financial risk controls. Besides utilizing credit data provided by government agencies, SPDB has been broadening its data sources and looking for data solution providers who not only implement high compliance standards but also can provide customizable data solutions with complementary datasets. We are one of the very few data solution providers that meet SPDB’s stringent standards. We co-developed anti-fraud risk features with SPDB and have provided location verification services that significantly improved SPDB’s own risk modeling results and the efficiency of its online credit application approval process while saving risk control costs.

Location-based Intelligence (iZone)

Our location-based intelligence solutions track foot traffic, providing insights through real-time simulations that are generated based on carefully gauged sample data, helping our customers make smarter and more impactful operational decisions. To provide location-based intelligence solutions, we first build “geofences,” virtual perimeters established around a real-world targeted location, such as car dealerships, shopping malls, tourism sites and neighborhoods. After the geofences are established, we process and analyze the location-based data within the “geofences” in an aggregated and anonymized fashion in order to quantify the impact of specific business decisions by tracking changes in foot traffic. Our target customers for location-based intelligence solutions include retailers and those from other traditional brick-and-mortar industries, such as auto dealerships, real estate developers and shopping malls. We intend to further broaden the customer base of our location-based intelligence solutions and expand into other industry verticals.

We offer three main categories of location-based intelligence solutions based on the different goals our customers wish to achieve:

•	Customer insights: We utilize various data analytics and statistical tools to dissect and analyze a customer’s user base, facilitating informed decision making and strategic planning. By tracking and analyzing foot traffic and sample subsets of foot traffic data within the “geofences,” we generate simulated models and present these statistical results in easy-to-use and intuitive formats, such as in the form of customized interactive dashboards that visualize visitor volume and call customers’ attention to emerging and existing trends in their visitors’ behaviors. We charge monthly fees for subscription-based customer insights solutions and a single fee for each customer insights report delivered to the customers.

•	Customer acquisition and re-targeting: Based on the location-based intelligence and other insights we have derived from our datasets, we provide targeted user acquisition and existing user re-engagement plans through our targeted marketing platform. We charge a performance-based fee for our customer acquisition and re-targeting solutions based on a CPC or CPA pricing model.

•	Operation optimization: We help our customers optimize their business operations. For example, we provide site selection support and make recommendations to our retailer clients. We charge service fees on a project-by-project basis for our operation optimization solutions.

Case study. Beijing Electric Vehicle Company, or BJEV, a subsidiary of the Fortune 500 company BAIC Group, is a leading new energy car manufacturer operating in the pure electric passenger vehicles market in China. In April 2017, BJEV engaged our iZone solution team to conduct real-time analysis of visitor traffic in its exhibition area at the 17th Shanghai International Automobile Industry Exhibition. Our iZone system generated various real-time data that showed the length and frequency of visits to each exhibition area, as well as the behavioral preferences of about 30,000 visitors in total, which allowed BJEV to understand the exhibition visitor traffic in a real time fashion, and provided assistance in guiding visitors. After the car exhibition, we generated comprehensive analytical reports, which provided BJEV with insights into the efficiency of their outdoor advertising during the exhibit period and in-depth analysis of visitor traffic and on-site visitors’ behavior, such as their online and offline behavioral characteristics and where those visitors came from. In particular, our reports included in-store behavioral analysis of visitors who visited car dealerships or 4S stores after the car exhibition. With the help of our analysis, for example, BJEV was able to learn the approximate percentage of the exhibition visitors subsequently visiting their 4S stores. Our collaboration with BJEV exemplifies how our iZone data solutions can provide solid and concrete data support for our customers’ future sales and marketing activities.

Technology Infrastructure

We have built a robust technology infrastructure to support the usage of our developer services and delivery of data solutions throughout China on a real-time basis. We have strategically selected our data center locations in China. In total, we run over 4,600 servers in 9 data centers located in 4 cities in China, including Guangzhou, Beijing, Wuxi and Xiamen, to ensure broad network coverage and minimize disruptions in our services. We also utilize cloud servers provided by industry leading third-party cloud service providers.

For our core data centers in Beijing, Guangzhou and Wuxi, we employ advanced active-active data center architecture that allows multiple data centers to service the same application at any given time, maximizing continuous availability of our servers and minimizing instability caused by single point failure. Specifically, our active-active data center architecture effectively addresses problems that are commonly encountered when communications are transmitted cross-regionally and across different telecom providers in China.

Our technology infrastructure delivers the stability needed to support our high messaging and data volume, the high speed required for real-time apps, the scalability to support increased volumes over time and the flexibility to allow for new product development and the integration of multiple developer services into a single app. Leveraging our extensive and carefully designed technology infrastructure, we are able to provide app developers and data solution customers with more cost-effective solutions with great stability, immense speed and high reliability.

Research and Development

We invest substantial resources in research and development to improve our technology, develop new solutions that are complementary to existing ones and find ways to better support app developers and our data solutions customers. We believe our ability to develop innovative solutions and enhance our existing service offerings is the key to maintaining our leadership. We incurred RMB33.7 million and RMB71.7 million (US$11.4 million) of research and development expenses in 2016 and 2017, respectively, and RMB13.6 million and RMB24.4 million (US$3.9 million) of research and development expenses in the three months ended March 31, 2017 and 2018, respectively.

Our research and development teams are primarily organized into three groups. A team of software engineers and technology infrastructure architects work closely together to develop and upgrade new and existing developer services. We have a dedicated team of data scientists who focus on data modeling using machine learning technology and maintain and upgrade our data processing platform. We also have another team of product developers who identify the potential market demand and lead the development of new data solutions and enhancement of existing solutions. Most of our research and development personnel are based in Shenzhen, and we also maintain a research and development center in Beijing.

Our Customers

We have a broad and diverse customer base, which has expanded rapidly since our inception. In 2016, 2017 and the three months ended March 31, 2018, we had 1,168, 2,263 and 1,348 customers who purchased our developer services or data solutions within the periods, respectively. We define customers in a given period as those that purchase at least one of our paid-for developer services or data solutions during the same period. No single customer represented more than 10% of our total revenues in the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018.

Customers of developer services. While we adopt a freemium model for most of our developer services, we charge a fee for JSMS based on the number of messages delivered, and we also charge a subscription fee for the

VIP premium package of certain developer services such as JPush and JMessage and a project-based fee for private cloud-based services provided upon the request of customers. Our paying customers for developer services increased from 743 in 2016 to 1,118 in 2017, and from 635 in the three months ended March 31, 2017 to 894 in the three months ended March 31, 2018.

Customers of data solutions. We have paying customers for each line of data solutions we provide. The number of our customers for data solutions increased from 425 in 2016 to 1,145 in 2017, and from 345 in the three months ended March 31, 2017 to 454 in the three months ended March 31, 2018. The following describes our customer base for each of our core data solutions:

•	Targeted marketing. Our targeted marketing customers include companies across multiple industries, including financial institutions, media and entertainment app publishers, online game companies and e-commerce platforms, such as Baidu, Haier Consumer Finance, NetEase, Tencent and Wanda Consumer Finance.

•	Market intelligence. Our customers for our market intelligence solutions primarily consist of investment funds and corporations that have specific needs to capture real-time market intelligence, such as DiDi Chuxing, ofo and Primavera Capital.

•	Financial risk management. Our customers for financial risk management solutions are mainly financial institutions including banks and insurance companies and financial technology companies, such as Home Credit and SPDB.

•	Location-based intelligence (“iZone”). Our customers for our location-based intelligence solutions primarily include retailers such as automobile dealers and those from other traditional brick-and-mortar industries ranging from real estate developers to shopping malls. Our customers include BJEV, Carrefour, Volvo and Yum China.

Sales and Marketing

Sales

We sell our solutions through our experienced direct sales force. Our sales force is first organized by product line, with each team responsible for one line of our developer services or data solution offerings, and then further organized into multiple regional teams covering different regions across China.

We incentivize our sales teams by setting specific key performance goals for each team responsible for the corresponding line of developer services or data solutions and by adopting a commission-based reward mechanism linked to the sales personnel’s performance. We design the mechanism to encourage and incentivize our sales teams to sell not only newly developed service or solution offerings but also the existing developer services and data solutions.

Our sales teams focus on expanding our customer base and increasing the spending by existing customers, seeking to capture follow-on and cross-selling opportunities to drive purchases and subscriptions of additional functionalities and solutions. Due to the comprehensiveness and inter-connectedness of our data solutions, we can offer one-stop solutions to our customers across their full customer lifecycle management and cross-sell other suitable and newly developed solutions to our customers. For example, we provide targeted marketing solutions to financial institutions clients to help them acquire new users, provide push notification services for continued user engagement and offer our financial risk management solutions to assist them with assessing the creditworthiness of borrowers. We are also able to use our own data solutions for more precise targeted marketing on our own behalf.

We also operate a proprietary customer management system comprising a number of functions, including customer management, contract management and processing and keeping records of financial related matters.

Our sales teams uses our customer management system to manage our customers, contracts and orders. This integrated system enhances our ability to manage our customers and allows us to react to customer needs in a fast and efficient way. We believe that our customer management system has been a key factor in enabling us to manage the rapid growth of our business to date and provides us with scalability going forward.

Service Support

At the stage of initial engagement with a customer, we have our research and development personnel that is responsible for developing and enhancing the relevant developer services or data solutions provide technical and customer support to the customer, and our sales personnel serves as the contact point for the customer and facilitates communication between the customer and support personnel.

The vast majority of our developers use automated self-service tools that are available on our website for support features. We share a wide variety of information directly with developers on our website, Jiguang.cn, including detailed service information, downloadable SDKs and APIs, and post technical support threads on Jiguang developer community sites. Our developer services team is available for online and email support. We also provide tailored one-on-one customer support to a portion of developers who pay for our developer services.

We also have dedicated account managers to ensure customer satisfaction by gathering ongoing feedback and seek to expand their usage of our solutions once they reach a certain spending level with us. We also encourage them to use our customer portal to facilitate self-service after sales, except for customers who purchase customized solutions such as targeted marketing. Customers can log into their web-based user portals to track the status of usage and renew their subscriptions with a few clicks.

Marketing

We have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing solutions, maintaining our relationship with business partners and managing public relations. We deploy comprehensive strategies for our marketing efforts, including:

•	Collaboration with media partners. We have established collaboration selectively with traditional and online media partners. In 2017, our data analysis was quoted in approximately 13,300 articles. We also issued 43 data reports and 45 market intelligence reports.

•	Offline events. We host and participate in various events, such as industry conferences and developer and industry salons, to develop and maintain relationships with industry participants and app developers.

•	Online channels. We also utilize online channels to deepen the interaction with developers, engage developers in our online communities and create more traffic for our follow-up marketing attempts.

•	Online customer acquisition. We conduct online targeted marketing for ourselves mainly in cooperation with our marketing partners. For example, we work with leading search engine companies to enable our potential customers to locate us more easily by searching certain keywords.

Intellectual Property

We seek to protect our technology, including our proprietary technology infrastructure and core software system, through a combination of patent, copyright, trademark and trade secret laws, as well as license agreements and other contractual protections. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. The agreements we enter into with our employees also provide that all software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment are our property.

Our intellectual property rights are critical to our business. As of the date of this prospectus, we have 40 patent applications pending in China and own 26 computer software copyrights in China, relating to various aspects of our developer services and data solutions. In addition, we have filed 9 trademark applications and maintained 7 trademark registrations and 3 artwork copyrights in China. We have also registered 13 domain names, including jiguang.cn, among others.

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position” and “Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of data or technology from our system.”

Competition

We believe that we are positioned favorably against our competitors. See “—Our Strengths.” However, the markets for developer services and data solutions are rapidly evolving. Our competitors may compete with us in a variety of ways, including by launching competing products, expanding their product offerings or functionalities, conducting brand promotions and other marketing activities and making acquisitions. In addition, many of our competitors are large, incumbent companies who are better capitalized than we are.

We face competition in all lines of business. Our developer services face competition from other major mobile app developer services providers in China. For our targeted marketing solutions, we may face competition from major internet companies, such as Tencent, Baidu and Alibaba, in the future as we further grow, although we currently collaborate with them to source ad inventory from them. We also face competition from traditional media for advertising spending. We also directly compete with market intelligence service providers with respect to our market intelligence solutions and financial risk management service providers with respect to our financial risk management solutions.

As we introduce new developer services and data solutions, as our existing solutions continue to evolve or as other companies introduce new products and services, we may become subject to additional competition. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to compete successfully with our current or future competitors.”

Employees

We had a total of 296, 518 and 554 employees as of December 31, 2016 and 2017 and March 31, 2018, respectively. The following table gives a breakdown of our employees as of March 31, 2018, by function:

Function	Number
Research and Development	257
Sales and Marketing	232
General and Administrative	65

Total	554

As of March 31, 2018, we had 430 employees based in our headquarters in Shenzhen and a total of 124 employees in Beijing, Shanghai, Guangzhou, Chengdu and Hong Kong.

Our employees, who are energetic and aged below 30 on average, drive the rapid growth of our business. We devote management and organizational focus and resources to ensure that our culture and brand remain highly attractive to potential and existing employees. We have established comprehensive training programs that cover topics such as our corporate culture, employee rights and responsibilities, team-building, professional behavior and job performance.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, medical, work-related injury and unemployment benefit plans. See “Risk Factors—Risks Related to Our Business and Industry—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.” Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with our senior managements that contain non-compete restrictions.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Properties and Facilities

Our headquarters is located in Shenzhen, China where we lease and occupy our office space with an aggregate floor area of approximately 7,680 square meters. A substantial majority of our employees are based at our headquarters in Shenzhen. We also lease and occupy office buildings in Beijing, Shanghai, Guangzhou and Chengdu with an aggregate floor area of approximately 613, 505, 168 and 44 square meters, respectively. These leases vary in duration from one to five years.

Our servers are hosted in different cities of China, including Guangzhou, Beijing, Wuxi and Xiamen. These data centers are owned and maintained by third-party data center operators. We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

Insurance

We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. See “Risk Factors—Risks Related to Our Business and Industry—We have limited business insurance coverage.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

As the mobile internet industry, app developer services market and the application of big data technology in China are still evolving, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future PRC laws and regulations, including those applicable to our industries. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” And this section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulations on Telecommunications Services and Foreign Ownership Restrictions

The PRC Telecommunications Regulations, which became effective on September 25, 2000 and was latest amended on February 6, 2016, are the core regulations on telecommunications services in China. The PRC Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the latest revised Catalog of Classification of Telecommunication Business, which took effect on March 1, 2016, information services, whether provided via internet networks or public communication networks, are classified as B2 type of value-added telecommunications services. The PRC Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services.

The Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, and February 6, 2016, respectively, are the major rules on foreign investment in telecommunications companies in China. The FITE Regulations stipulate that except as otherwise provided by the MIIT, a foreign investor is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including internet information services. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when a company invested by such foreign investor applies for the value-added telecommunications business operation license from the MIIT.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which stipulates that (a) foreign investors may only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks used by such service provider in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements and fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

To comply with such foreign ownership restrictions, we operate our businesses in China through Hexun Huagu which is owned by PRC citizens. Hexun Huagu is controlled by WFOE, our wholly-owned subsidiary, through a series of contractual arrangements. See “Corporate History and Structure.” Based on our PRC legal counsel, Han Kun Law Offices’ understanding of the current PRC laws and regulations, our corporate structure complies with all applicable PRC laws and regulations in all material respects, and subject to the disclosure and risks disclosed under “Risk Factors—Risks Related to Our Corporate Structure”, our contractual arrangements are valid and binding on all parties to these arrangements and do not violate current PRC laws or regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain a value-added telecommunications business operation license concerning internet information services, or the ICP License, from the relevant local authorities before engaging in the provision of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP License.

We currently hold a valid ICP License through our VIE Hexun Huagu, covering the provision of internet information services, issued by Guangdong Communications Administration Bureau. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP License and, in serious cases, the shutting down of its internet systems.

Short Message Services

The Administrative Provisions on Short Message Services issued by MIIT on May 19, 2015, regulate the provisions of short message services. According to the Administrative Provisions on Short Message Services, in case of operation of short message services, a telecommunications business operating license shall be obtained in accordance with the law. The Administrative Provisions on Short Message Services further regulate that (a) short message services refer to the telecommunications services of providing the limited-length information including characters, data, voices and images for the users of such communications terminals as mobile phone and fixed-line telephone via the telecommunications network; (b) short message services providers refer to the telecommunications business operators that render the basic network services relating to sending, storage, forwarding and receipt of short messages and take advantage of basic network facilities and services to offer a platform for sending short messages for other organizations and individuals (including but not limited to the operators of the basic telecommunications business and the information service business and mobile communications resale business among the value-added telecommunications business).

We currently hold a valid value-added telecommunications business operation license through our VIE Hexun Huagu covering information services of the B2 type of value-added telecommunication business (excluding Internet information services) issued by the MIIT.

Regulations on Mobile Internet Applications

In June 2016, the SIIO promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps.

Pursuant to the Mobile Application Administrative Provisions, a mobile internet app provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. If an app provider violates the regulations, the internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

Regulations on Advertising Business

The PRC government regulates advertising, including online advertising, principally through SAIC. The PRC Advertising Law, as recently amended in April 2015, outlines the regulatory framework for the advertising industry, and allows foreign investors to own up to all equity interests in PRC advertising companies.

We conduct advertising business through our VIE in China and holds a business license that covers advertising in its business scope. Our targeted marketing business may be subject to the PRC Advertising Law and related regulations.

Advertisers, advertising operators and advertising distributors are required by the PRC Advertising Law to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, pursuant to the PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of the internet to distribute advertisements shall not affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements shall be indicated with a conspicuous mark for “close” to ensure the close of such advertisements by one click. Where internet information service providers know or should know that illegal advertisements are being distributed using their services, they shall prevent such advertisements from being distributed.

In addition to the above regulations, the Interim Measures for the Administration of Internet Advertising, effective on September 1, 2016, or the Internet Advertising Measures, also set forth certain compliance requirements for online advertising businesses. For example, advertising operators and distributors of internet advertisements must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the contents of the advertisements against supporting documents before publishing. If the contents of advertisements are inconsistent with the supporting documentation, or the supporting documentation is incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. The Internet Advertising Measures also prohibit the following activities: (i) providing or using apps and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and apps to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the SAIC or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulations on Information Security

The PRC government has enacted laws and regulations with respect to internet information security. Internet information in China is regulated and restricted from a national security standpoint. PRC laws impose criminal penalties for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

The PRC Cyber Security Law, which was promulgated on November 7, 2016 and took effect on June 1, 2017, requires a network operator, including internet information services providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Cyber Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. Any violation of the provisions and requirements under the PRC Cyber Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Our VIE Hexun Huagu, as an internet information services provider, is therefore subject to the regulations relating to information security. Hexun Huagu has adopted data security, data recovery and backup measures to comply with these regulations and holds valid information security management system certificate of conformity issued by Beijing Zhong-An-Zhi-Huan Certification Center. See “Risk Factors—Risks Related to Our Business and Industry—Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage current and potential app developers and customers from doing business with us” and “Risk Factors—Risks Related to Our Business and Industry—Security and privacy breaches may hurt our business.”

Regulations on Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure and use.

Pursuant to the Several Provisions on Regulating the Market Order of Internet Information Service issued by the MIIT in December 2011, an internet information service operator can not collect any user personal information or provide any such information to third parties without the consent of such user. An internet information service operator must expressly inform each user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An internet information service operator is also required to properly maintain the user personal information, and in case of any leak or potential leak of the user personal information, the internet information service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the PRC National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined in these regulations as information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his name, birth date, ID card number, address, telephone number, accounts and passwords. An internet services provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the PRC Criminal Law issued by the Standing Committee of the PRC National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation.

The General Rules of the Civil Law of the PRC adopted by the PRC National People’s Congress on March 15, 2017, effective as of October 1, 2017, also stipulate that: (i) natural persons’ personal information shall be protected by law; (ii) any organizations and individuals who need to obtain personal information of others shall obtain the information according to law and shall ensure the information safety; and (iii) it is not allowed to illegally collect, use, process or transfer the personal information of others. It is illegal to buy and sell, supply or publish the personal information of others.

To further regulate cyber security and privacy protection, the PRC Cyber Security Law provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. According to the PRC Cyber Security Law, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. Any internet information services provider that violates these privacy protection requirements under the PRC Cyber Security Law and related laws and regulations may be ordered to turn in illegal gains generated from unlawful operations and pay a fine of no less than one but no more than ten times the illegal gains, and may be ordered to cease the relevant business operations where the circumstances are serious.

As an internet information services provider, our VIE Hexun Huagu is subject to these laws and regulations relating to protection of personal information. Although Hexun Huagu only gains access to anonymous device-level mobile behavioral data that is necessary for, and relevant to, the services provided, and the data we obtain and use may include information that is deemed as “personal information” under the PRC Cyber Security Law and related data privacy and protection laws and regulations. Hexun Huagu has adopted a series of measures in order to comply with relevant laws and regulations relating to the protection of personal information. It enters into a service agreement with each app developer that uses our developer services in their mobile apps and displays privacy policies on its official website. The service agreement as well as the privacy policies require each app developer to obtain consent from the end users of its apps in connection with data collection and use pursuant to the PRC Cyber Security Law and related laws and regulations. We periodically check the app developers’ own agreements with their end users on a sampling basis, and we remind the app developers to rectify the situation where we find instances of non-compliance with the service agreements with Hexun Huagu. Moreover, once the original mobile behavioral data is collected through developer services, our data processing platform immediately stores, cleanses, structures and encrypts the data, and we then utilize AI and machine learning technologies to conduct modeling exercises and data mining and develop data solutions that offer industry-specific, actionable insights for customers, in aggregated and anonymized form. In addition, we have adopted rigorous data security measures to prevent our data from unauthorized access or use or being retrieved to establish any connection with the device owners’ identities. While we take all these measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us, app developers and business partners. See “Risk Factors—Risks Related to Our Business and Industry—Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage current and potential app developers and customers from doing business with us.”

Regulations on Foreign-related Investigation

On October 13, 2004, the National Bureau of Statistics promulgated the Measures on the Administration of Foreign-related Investigations, to regulate and administrate the foreign-related investigations. According to the Measures on the Administration of Foreign-related Investigations, no individual and no organization without a foreign-related investigation license may conduct any foreign-related investigation in any form, and foreign-related investigations include: (i) market and social investigations conducted under the entrustment or financial aid of any foreign organization, individual or the agency in the PRC of any foreign organization; (ii) market and social investigations conducted in cooperation with any foreign organization, individual or the agency in the PRC of any foreign organization; (iii) market investigations lawfully conducted by the agency in the PRC of any foreign organization; and (iv) market and social investigations of which the materials and results are to be provided to any foreign organization, individual or the agency in the PRC of any foreign organization.

Our VIE Hexun Huagu provides mobile app data analysis product to both domestic and foreign financial industry clients. Except for the general descriptions of market and social investigation defined in the relevant PRC laws or regulations, there is no further clarification or specific guidance on the characteristics and scope of “foreign-related investigations.” Due to the lack of further interpretation of the relevant rules, it is uncertain whether Hexun Huagu is required to obtain a license for our business. Hexun Huagu does not hold a foreign-related investigation license. Lack of the license may restrain our ability to expand our business scope and may subject us to fines and other regulatory actions by relevant regulators if the provision of our data solutions to foreign financial industry clients is deemed as violating the applicable regulations. To be prudent, Hexun Huage has started the application process for a foreign-related investigation license. We cannot assure you that we will be able to obtain the license.

Regulations on Credit Reporting

In accordance with the Administrative Regulations on Credit Reporting Industry issued by the State Council on January 21, 2013, a credit reporting company that engages in individual credit reporting business shall obtain the individual credit reporting business license. Individual credit reporting business refers to activities in which credit information on individuals are collected, sorted, stored, processed and provided to users, and shall be supervised and regulated by the People’s Bank of China and its local resident offices. The Administrative Regulations on Credit Reporting Industry does not contain any explanation to “personal credit information”, but the People’s Bank of China holds in the Provisional Rules on Management of the Individual Credit Information Database that “individual credit information” covers basic individual information, individual information on loans and transactions and any other information that may reflect the individual credit situation. “Basic individual information” refers to such information as the identity information of a natural person, career and habitation address. “Individual information on loans and transactions” refers to the transactional records as provided by commercial banks, which are formed in the credit activities of natural persons such as loans, credit cards, semi credit cards and guaranty. “Any other information that may reflect the individual credit standing” refers to the relevant information that reflects the individual credit information, apart from the information on loans and transactions.

Our VIE Hexun Huagu provides financial risk management solutions to its customers. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, the exact definition and scope of “information related to credit standing” and “personal credit reporting business” under the current regulations are unclear, it is uncertain whether financial risk management solutions Hexun Huagu provides would be deemed to engage in personal credit reporting business. Hexun Huagu confirms that it has never provided credit information related to the mobile terminal user, such as credit transaction information, default frequency information, asset information, liability information, etc. to the customer, and as of the date of this prospectus, has not been subject to any fines or other penalties under any PRC laws or regulations related to personal credit reporting business. However, given the evolving regulatory environment of the personal credit reporting industry, we cannot assure you that Hexun Huagu will not be required in the future by the relevant governmental authorities to obtain approval or license for personal credit reporting business in order to continue offering its financial risk management solutions.

Regulations on Intellectual Property Rights

Software Registration

The State Council and National Copyright Administration, or the NCA, have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by NCA on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCA or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of the date of this prospectus, we have registered copyrights to 26 software programs in China.

Artwork Copyrights

In accordance with the Provisional Measures on Voluntary Registration of Works which came into effect on January 1, 1995, a piece of work may be voluntarily registered with the provincial counterpart of the National Copyright Administration. The registration certificate issued by the authority will serve as a preliminary evidence of ownership when copyrights disputes arise from the underlying works. As of the date of this prospectus, we have registered 3 artwork copyrights.

Domain Name

In September 2002, China Internet Network Information Center, or the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top level domain name “.cn.” On August 24, 2017, MIIT promulgated Administrative Measures for Internet Domain Names, repealing the Domain Name Measures since November 1, 2017. The efforts to undertake internet domain name services as well as the operation, maintenance, supervision and administration thereof and other relevant activities within the territory of the PRC shall thereafter be made in compliance with Administrative Measures for Internet Domain Names. In accordance with the Measures on the Regulation of Domain Name Disputes promulgated by the CNNIC, which became effective on September 1, 2014, domain name dispute can be resolved by a domain name dispute resolution institution recognized by the CNNIC. As of the date of this prospectus, we have registered 13 domain names, 8 of which are Chinese top level domain names.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2002 and amended in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this prospectus, we have registered 7 trademarks and had filed 9 trademark applications in China.

Patent

The Standing Committee of the National People’s Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. We are in the process of applying for 40 patents.

Regulations on Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the PRC Tort Law, which became effective on July 1, 2010. Under the PRC Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the PRC Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulations on Foreign Currency Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. After a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, which became effective on November 1, 2005, PRC residents, including PRC resident natural persons or PRC companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, a share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have notified holders of common shares of our company whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. After SAFE Notice 13 became effective on June 1, 2015, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. We are aware that

Mr. Weidong Luo, Mr. Xiaodao Wang and Mr. Jiawen Fang, our shareholders who are PRC residents, have registered with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

Stock Option Rules

The Administration Measures on Individual Foreign Exchange Control were promulgated by the People’s Bank of China on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Stock Option Rules when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary and VIE have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law, and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and was amended in 2017. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

•	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, SAT Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the implementation rules refer to “qualified resident enterprises” as enterprises with

“direct equity interest,” it is unclear whether dividends we receive from our PRC subsidiary are eligible for exemption.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends the PRC’s tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. According to SAT Bulletin 37, the income from property transfer obtained by a non-resident enterprise, as stipulated in the second item under Article 19 of the EIT Law, shall include the income derived from transferring equity investment assets as stock equity. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being required to file a return and taxed under SAT Bulletin 37 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 37 and/or SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 37 and/or SAT Bulletin 7. See “Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

VAT

Pursuant to the Provisional Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993, as amended and the Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated by the Ministry of Finance on December 18, 2008, as amended, all individuals and entities selling goods, providing labor services of processing or repairing, selling services, intangible assets or real property within, or importing goods into, the PRC must pay value-added tax.

On January 1, 2012, the Ministry of Finance and SAT implemented a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services and certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Guangdong province, Guangdong province launched the same Pilot Program on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation, or SAT, issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection

of Value-added Tax in Lieu of Business Tax, or the 2014 VAT Circular. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, pursuant to which the 2013 VAT Circular and the 2014 VAT Circular shall be repealed accordingly unless otherwise specified. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax on a trial basis, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

On November 19, 2017, the State Council promulgated the Decision of the State Council on Abolishing the Interim Regulations of the People’s Republic of China on Business Tax and Amending the Interim Value-Added Tax Regulations of the People’s Republic of China, deciding to abolish the Interim Regulations of the People’s Republic of China on Business Tax. Since then, business tax has been comprehensively canceled. We currently pay the VAT instead of business taxes for our revenue derived from the provision of some modern services.

Dividends Withholding Tax

Pursuant to the EIT Law and its implementation rules, dividends from income generated from the business of a PRC subsidiary after January 1, 2008 and distributed to its foreign investor are subject to withholding tax at a rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT on February 20, 2009, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Regulations on Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Labor Laws and Social Insurance

The principle laws that govern employment include:

•	PRC Labor Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009;

•	PRC Labor Contract Law, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and effective since January 1, 2008 and amended on December 28, 2012;

•	Implementation Rules of the PRC Labor Contract Law, promulgated by the State Council on September 18, 2008 and effective since September 18, 2008;

•	Work-related Injury Insurance Regulations, promulgated by the State Council on April 27, 2003 and effective since January 1, 2004 and amended on December 20, 2010;

•	Interim Provisions on Registration of Social Insurance, promulgated by the Ministry of Human Resources and Social Security (formerly the Ministry of Labor and Social Security) on March 19, 1999 and effective since March 19, 1999;

•	Interim Regulations on the Collection and Payment of Social Insurance Fees, promulgated by the State Council on January 22, 1999 and effective since January 22, 1999; and

•	PRC Social Insurance Law promulgated by the National People’s Congress on October 28, 2010, effective since July 1, 2011.

According to the PRC Labor Law and PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and workplace sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, pursuant to the PRC Social Insurance Law, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Our WFOE and VIE Hexun Huagu have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. We have recorded accruals for estimated underpaid amounts in our consolidated financial statements.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Legal Counsel, Han Kun Law Offices, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of the ADSs on the Nasdaq Global Market because the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing, and our

WFOE were incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any “domestic company” as defined under the M&A Rules, and no provision in the M&A Rules classifies the contractual arrangements between our WFOE and our VIE, either by each agreement itself or taken as a whole, as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Han Kun Law Offices, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. For more information and discussion on this, see “Risk Factors—Risks Relating to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Weidong Luo	37	Co-founder, Chairman of the Board of Directors and Chief Executive Officer
Fei Chen	45	Co-founder and President
Xin Huang	30	Chief Technology Officer
Shan-Nen Bong	46	Chief Financial Officer
Kwok Hin Tang	39	Director
Siqi Liu	37	Director
John Tiong Lu Koh	61	Independent Director Appointee*
Peter Si Ngai Yeung	62	Independent Director Appointee*

*	Mr. John Tiong Lu Koh and Mr. Peter Si Ngai Yeung have accepted appointments as our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Mr. Weidong Luo is our co-founder and has served as our chairman of the board of directors and chief executive office since May 2012. Mr. Luo has over 12 years of experience building successful technology companies. Mr. Luo was a general manager of Shenzhen Zhiwo Information Technology Company Limited from September 2007 to September 2010 responsible for its general business operations. Mr. Luo received a master of philosophy degree in computing from Hong Kong Polytechnic University and a bachelor’s degree in management information systems from Renmin University of China.

Mr. Fei Chen is our co-founder and has served as our president since October 2016. Mr. Chen has over 18 years of experience in the technology, media and telecom (TMT) sector, including 9 years of investment banking and research experience with Morgan Stanley, Merrill Lynch and Citigroup, and 9 years of corporate and startup experience in the high tech industry. From October 2013 to August 2016, he served as a managing director at Citigroup Asia, responsible for the China TMT investment banking business. Mr. Chen received a bachelor’s degree from Tsinghua University in Beijing and received an MBA degree from University of Chicago Booth School of Business.

Mr. Xin Huang has served as our chief technology officer since January 2015. Mr. Huang has over 8 years of experience in software development, specializing in data mining. Prior to joining us, Mr. Huang served as a senior product director in charge of data mining and product development at Zhen’ai from February 2014 to November 2014. Prior to that, Mr. Huang served as a leading data scientist at Douban from June 2011 to February 2014. Mr. Huang received his bachelor’s degree in software engineering from Northeastern University in China.

Mr. Shan-Nen Bong has served as our chief financial officer since November 2017. Mr. Bong has over 20 years of experience in financial accounting and auditing. Prior to joining us, Mr. Bong served as the chief financial officer of Nam Tai Property Inc., an NYSE-listed property development and management company, from May 2015 to May 2016. Prior to that, Mr. Bong worked in Ernst & Young, for 17 years in Singapore, New Zealand, San Jose (USA) and Beijing, and was an audit partner at Ernst & Young before joining Nam Tai Property. Mr. Bong is a member of Institute of Chartered Accountants in England and Wales, Hong Kong Institute of Certified Public Accountants and Chartered Accountants Australia and New Zealand. Mr. Bong received his bachelor’s degrees in accounting, finance and computer science from Lincoln University.

Mr. Kwok Hin Tang has served as our director since November 2014. Mr. Tang is a venture capitalist with 13 years of experience in corporate finance and venture capital investment in China and the U.S. Mr. Tang joined

Mandra Capital in 2008 and is responsible for managing a portfolio of private company investments in the life science, technology and internet space. In addition to his responsibilities at Mandra Capital, Mr. Tang is also a member of the Intellectual Property Assessment Committee at the Hong Kong Polytechnic University. Prior to joining Mandra Capital, Mr. Tang was an investment analyst at KGR Capital (now LGT Capital Partners) from 2005 to 2008. Mr. Tang received a master’s degree in engineering from Stanford University in 2004.

Ms. Siqi Liu has served as our director since June 2018. Ms. Liu serves as executive general manager at Fosun RZ Capital. Ms. Liu has over 12 years of experience in the finance industry. Prior to joining Fosun RZ Capital, Ms. Liu served as investment director at Green Pine Capital Partners Co., Ltd. from September 2012 to May 2014. Prior to that, Ms. Liu was with Morgan Stanley Hong Kong from July 2006 to June 2012 and served as vice president of global capital markets since 2011. Ms. Liu was a chartered financial analyst and a PRC licensed lawyer. Ms. Liu received her bachelor’s degree in communications engineering from Northeastern University in China and her master’s degree in journalism and communications from Tsinghua University.

Mr. John Tiong Lu Koh will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Mr. Koh has been the lead independent director of Mapletree Industrial Trust, one of the largest industrial REITs in Singapore, since January 2016 and its independent director since September 2010. Mr. Koh has over 25 years of experience in investment banking and law. Mr. Koh was a managing director and a senior advisor of the Goldman Sachs Group until 2006. Prior to joining Goldman Sachs in 1999, Mr. Koh spent 18 years as a lawyer at various firms, including J. Koh & Co., a Singapore firm founded by Mr. Koh, as well as serving in the Singapore Attorney-General’s Chambers. Mr. Koh sits on various boards of directors, including NSL Ltd. and KrisEnergy Limited, and serves as the chairman of the audit committee of both companies. Mr. Koh is also a director of the National Library Board and the National Museum of Singapore. Mr. Koh received a bachelor of arts degree and a master of arts degree from the University of Cambridge and a graduate degree from Harvard Law School.

Mr. Peter Si Ngai Yeung will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Mr. Yeung has over 40 years of experience in the information technology industry. He was initially trained as a professional sales person in managing large enterprise customers and later as a sales manager and general manager. Mr. Yeung recently retired as a vice president of Asia markets at Promethean Limited, a global leader in interactive education technologies, in June 2018. Prior to joining Promethean, Mr. Yeung served as vice president of business development at NetDragon Websoft from April to October 2015, and a vice president of operations at Harrow International from April 2013 to February 2015. Prior to that, Mr. Yeung was the general manager of Microsoft Hong Kong & Macau Limited from August 2009 to November 2012. Mr. Yeung also served as managing director at several other global IT corporations, including Jardine OneSolution, Hewlett-Packard and Compaq Computer, from July 1998 to June 2009. Mr. Yeung received his bachelor’s degree in social science from the University of Hong Kong.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (b) such director has not been disqualified by the chairman of the relevant board meeting, and (c) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. John Tiong Lu Koh and Mr. Peter Si Ngai Yeung. Mr. Koh will be the chairman of our audit committee. We have determined that Mr. Koh and Mr. Yeung satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Koh qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Mr. John Tiong Lu Koh and Mr. Peter Si Ngai Yeung. Mr. Koh will be the chairman of our compensation committee. We have determined that, Mr. Koh and Mr. Yeung satisfy the “independence” requirements of Rule5605(c)(2) of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Peter Si Ngai Yeung and Mr. John Tiong Lu Koh. Mr. Yeung will be the chairperson of our nominating and corporate governance committee. We have determined that Mr. Yeung and Mr. Koh satisfy the “independence” requirements of Rule5605(c)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid compensation in an aggregate amount of approximately RMB4.2 million (US$0.7 million) to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiary and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2014 Stock Incentive Plan

In July 2014, our shareholders and board of directors adopted the 2014 Stock Incentive Plan, which we refer to as the 2014 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2014 Plan is 5,500,000 Class A common shares. As of the date of this prospectus, awards to purchase 5,438,050 Class A common shares have been granted and are outstanding under the 2014 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the terms of the 2014 Plan.

Types of Awards. The plan permits the awards of options, restricted shares and restricted share units or other right or benefit under the plan.

Plan Administration. The board of directors or a committee designated by the board of directors acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2014 Plan and any award agreement.

Award Agreement. Awards granted under the 2014 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The exercise price of an award will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our employees, consultants, and all members of the board of directors.

Term of the Awards. The term of each share award granted under the 2014 Plan may not exceed ten years after the date of grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate in July 2024, provided that our board of directors may terminate the plan at any time and for any reason.

2017 Stock Incentive Plan

In March 2017, our shareholders and board of directors adopted the 2017 Stock Incentive Plan, which we refer to as the 2017 Plan in this prospectus, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the 2017 Plan, as amended, is 6,015,137 Class A common shares. As of the date of this prospectus, awards to purchase 1,388,316 Class A common shares have been granted and are outstanding under the 2017 Plan, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs summarize the terms of the 2017 Plan.

Types of Awards. The plan permits the awards of options, restricted shares and restricted share units or other right or benefit under the plan.

Plan Administration. The board of directors or a committee designated by the board of directors acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the 2017 Plan and any award agreement.

Award Agreement. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price. The exercise price of an award will be determined by the plan administrator. In certain circumstances, such as a recapitalization, a spin-off, reorganization, merger, separation and split-up, the plan administrator may adjust the exercise price of outstanding options and share appreciation rights.

Eligibility. We may grant awards to our employees, consultants, and all members of the board of directors.

Term of the Awards. The term of each share award granted under the 2017 Plan may not exceed ten years after the date of grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan shall terminate in March 2027, provided that our board of directors may terminate the plan at any time and for any reason.

The following table summarizes, as of the date of this prospectus, the awards granted under the 2014 Plan and the 2017 Plan to several of our executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Common Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Fei Chen	1,186,030	—	October 31, 2016	October 31, 2026
Xin Huang	*	0.360	May 13, 2015	May 13, 2025
	*	0.945	February 5, 2016	February 5, 2026
	*	0.945	May 10, 2017	May 10, 2027
Shan-Nen Bong	*	5.396	November 13, 2017	November 13, 2027
Total	1,987,929

*	Less than one percent of our total outstanding shares.

As of the date of this prospectus, other employees as a group held outstanding options to purchase 4,838,437 Class A common shares of our company, at a weighted average exercise price of US$0.97 per share.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our common shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares on an as-converted basis; and

•	[each selling shareholder.]

The calculations in the table below are based on 70,534,607 common shares outstanding on an as-converted basis as of the date of this prospectus, and                common shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option, excluding (i) 2,975,897 Class A common shares issuable upon the conversion of the zero coupon convertible notes due 2021 in the aggregate principal amount of US$35.0 million issued in April 2018, at an assumed initial conversion price of US$11.7612 per common share, and (ii) 6,826,366 Class A common shares issuable upon the exercise of outstanding options and 4,688,771 Class A common shares reserved for future issuance under our 2014 and 2017 Stock Incentive Plans.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after the date of this prospectus. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned Prior to This Offering		[Common Shares Being Sold in This Offering]		Common Shares Beneficially Owned After This Offering
	Number	%	Number	%	Class A Common shares	Class B Common shares	% of total common shares on an as-converted basis	% of aggregate voting power***
Directors and Executive Officers**:
Weidong Luo(1)	24,100,189	34.2%
Fei Chen(2)	5,002,056	7.0%
Xin Huang(3)	*	*
Shan-Nen Bong	—	—
Kwok Hin Tang	—	—
Siqi Liu	—	—
John Tiong Lu Koh****	—	—
Peter Si Ngai Yeung****	—	—
All Directors and Executive Officers as a Group	29,339,580	40.8%

Principal [and Selling] Shareholders:
KK Mobile Limited(4)	24,100,189	34.2%
Mandra iBase Limited(5)	13,644,708	19.2%
Entities affiliated with IDG-Accel(6)	7,837,640	11.1%
Greatest Investments Limited(7)	6,584,370	9.3%
Entities affiliated with Fidelity International(8)	5,559,487	7.9%
Elite Bright International Limited(9)	3,816,026	5.4%

Notes:
*	Less than 1% of our total outstanding shares.
**	Messrs. Weidong Luo, Fei Chen, Xin Huang and Shan-Nen Bong’s business address is 5/F, Building No. 7, Zhiheng Industrial Park, Nantou Guankou Road 2, Nanshan District, Shenzhen, Guangdong, 518052, People’s Republic of China. Mr. Kwok Hin Tang’s business address is 10/F, Fung House, 19-20 Connaught Road Central, Hong Kong. Ms. Siqi Liu’s business address is Room 747, 7th Floor, SCC Building A, Nanshan District, Shenzhen, People’s Republic of China. Mr. John Tiong Lu Koh’s business address is 279 River Valley Road, #05-01, Singapore 238320. Mr. Peter Si Ngai Yeung’s business address is 5A Block 3, The Morning Glory, 1 Lok Ha Square, Shatin, Hong Kong.
***	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of our Class A common shares is entitled to one vote per share. Each holder of our Class B common shares is entitled to ten votes per share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a one-for-one basis.
****	Mr. John Tiong Lu Koh and Mr. Peter Si Ngai Yeung have accepted appointments as our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.
(1)	Represents 23,864,895 common shares and 235,294 preferred shares held by KK Mobile Limited, a British Virgin Islands company. KK Mobile Limited is wholly owned by Mr. Weidong Luo. The registered address of KK Mobile Limited is Unit 8, 3/F., Qwomar Trading Complex, Blacburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands. All the common shares and preferred shares held by KK Mobile Limited will be re-designated and reclassified as, or converted into, as the case may be, Class B common shares immediately prior to the completion of this offering.
(2)	Represents 2,133,330 common shares and 1,682,696 preferred shares held by Elite Bright International Limited, a British Virgin Islands company, and 1,186,030 common shares Mr. Fei Chen has the right to acquire upon exercise of option within 60 days after the date of this prospectus. Elite Bright International Limited is wholly owned by Mr. Fei Chen. The registered address of Elite Bright International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. All the common shares and preferred shares held by Elite Bright International Limited will be re-designated and reclassified as, or converted into, as the case may be, Class A common shares immediately prior to the completion of this offering.
(3)	Represents the common shares Mr. Xin Huang has the right to acquire upon exercise of option within 60 days after the date of this prospectus.
(4)	Represents 23,864,895 common shares and 235,294 preferred shares held by KK Mobile Limited, a British Virgin Islands company. KK Mobile Limited is wholly owned by Mr. Weidong Luo. The registered address of KK Mobile Limited is Unit 8, 3/F., Qwomar Trading Complex, Blacburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands. All the common shares and preferred shares held by KK Mobile Limited will be re-designated and reclassified as, or converted into, as the case may be, Class B common shares immediately prior to the completion of this offering.
(5)	Represents 10,666,670 common shares and 2,552,910 preferred shares held by Mandra iBase Limited, a British Virgin Islands company and 425,128 common shares issuable to Mandra iBase Limited upon the conversion of the three-year convertible note in the principal amount of US$5.0 million issued in April 2018, at an assumed initial conversion price of US$11.7612 per common share. The registered address of Mandra iBase Limited is 3rd Floor J&C Building, PO Box 933, Road Town, Tortola, British Virgin Islands, VG1110. Mandra iBase Limited is wholly owned by Beansprouts Ltd., a British Virgin Islands company. The shareholders of Beansprouts Ltd. are Bing How Mui and Song Yi Zhang, each holding 50% of the issued and outstanding share capital of Beansprouts Ltd. All the common shares and preferred shares held by Mandra iBase Limited will be re-designated and reclassified as, or converted into, as the case may be, Class A common shares immediately prior to the completion of this offering. We have been informed that Mandra iBase Limited and Shenzhen Guohai Chuangxin Investment Management Limited entered into a share purchase agreement in May 2018, pursuant to which Shenzhen Guohai Chuangxin Investment Management Limited will transfer 1,086,700 Series C preferred shares to Mandra iBase Limited for an aggregate consideration of US$10 million, and that they are in the process of completing the share transfer and expect to close the transaction in the third quarter of 2018.
(6)	Represents (i) 7,318,780 preferred shares held by IDG-Accel China Growth Fund III L.P., a Cayman Islands limited partnership, and (ii) 518,860 preferred shares held by IDG-Accel China III Investors L.P., a Cayman Islands limited partnership. The registered address of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., and the general partner of IDG-Accel China Growth Fund III Associates L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. The general partner of IDG-Accel China III Investors L.P. is IDG-Accel China Growth Fund GP III Associates Ltd. IDG-Accel China Growth Fund GP III Associates Ltd. is 50% owned by Mr. Chi Sing Ho, its largest shareholder, and the current members of its board of directors are Mr. Quan Zhou and Mr. Chi Sing Ho. All the preferred shares held by each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. will be converted into as Class A common shares immediately prior to the completion of this offering.
(7)	Represents 6,584,370 preferred shares held by Greatest Investments Limited, a British Virgin Islands company. The registered address of Greatest Investments Limited is c/o Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG110, British Virgin Islands. Greatest Investments Limited is wholly owned by Fosun Financial Holdings Limited. Fosun Financial Holdings Limited is wholly owned by Fosun International Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. All the preferred shares held by Greatest Investments Limited will be converted into Class A common shares immediately prior to the completion of this offering.
(8)

Represents (i) 3,089,853 preferred shares held by Fidelity Funds, a corporation established in Luxembourg, (ii) 2,441,572 preferred shares held by Fidelity China Special Situations PLC, a corporation incorporated in the United Kingdom and (iii) 28,062 preferred shares held by Fidelity Investment Funds, a corporation incorporated in the United Kingdom. The registered address of Fidelity Funds is 2a Rue Albert Borschette, BP 2174, L-1021 Luxembourg. The registered address of Fidelity China Special Situations PLC is Beech Gate, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RP, United Kingdom. The registered address of Fidelity Investment Funds is Oakhill House, 130 Tonbridge Road, Hildenborough, Tonbridge, Kent TN11 9DZ, United Kingdom. All the preferred shares held by each of Fidelity Funds, Fidelity China Special Situations PLC and Fidelity Investment Funds will be converted into Class A common shares immediately prior to the completion of this offering.
(9)	Represents 2,133,330 common shares and 1,682,696 preferred shares held by Elite Bright International Limited, a British Virgin Islands company. Elite Bright International Limited is wholly owned by Mr. Fei Chen. The registered address of Elite Bright International Limited is Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. All the common shares and preferred shares held by Elite Bright International Limited will be re-designated and reclassified as or converted into, as the case may be, Class A common shares immediately prior to the completion of this offering.

As of the date of this prospectus, none of our common shares or preferred shares are held by record holder in the United States.

Immediately prior to the completion of this offering, our common shares will be divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. The ADSs that we issue in this offering will represent Class A common shares. Immediately prior to the completion of this offering, 24,100,189 common shares held by KK Mobile Limited will be re-designated as Class B common shares on a one-for-one basis, and all of our remaining common shares and preferred shares that are issued and outstanding will be re-designated as Class A common shares on a one-for-one basis. See “Description of Share Capital—Common Shares” for a more detailed description of our Class A common shares and Class B common shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our VIE and its Shareholders

See “Corporate History and Structure.”

Shareholders Agreement and Investor Rights Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—2014 Stock Incentive Plan” and “Management—2017 Stock Incentive Plan.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Transactions with Our Chief Executive Officer and Related Entities

Amount due to Our Chief Executive Officer. As of December 31, 2016 and 2017, we had amounts of RMB5.6 million and RMB5.6 million (US$0.9 million), respectively, due to Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, representing the capital he contributed to fund our operations at the early stage of our development. Such amounts are interest free. As of March 31, 2018, our amounts due to Mr. Luo increased to RMB14.5 million (US$2.3 million) as a result of a short-term interest-free loan extended by Mr. Luo, which loan was repaid in April 2018. We have fully repaid the outstanding balance to Mr. Luo as of the date of this prospectus.

Transactions with Shenzhen Weixunyitong Information Technology Co., Ltd. Shenzhen Weixunyitong Information Technology Co., Ltd., or Shenzhen Weixunyitong, engages in mobile game business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over Shenzhen Weixunyitong.

In 2016, 2017 and the three months ended March 31, 2018, we provided targeted marketing services to Shenzhen Weixunyitong in the amount of RMB344,000, RMB2.8 million (US$0.4 million) and RMB3,596 (US$573), respectively. As of December 31, 2016 and 2017 and March 31, 2018, we had amounts of RMB65,000, RMB0.9 million (US$0.1 million) and RMB0.7 million (US$0.1 million), respectively, due from Shenzhen Weixunyitong.

In 2016, 2017 and the three months ended March 31, 2018, we purchased ad inventory from and placed ads on the game apps of Shenzhen Weixunyitong in the amount of RMB0.4 million, RMB0.7 million (US$0.1 million) and RMB0.8 million (US$0.1 million), respectively. During the same periods, we also sub-leased office space from Shenzhen Weixunyintong for amounts of RMB1.2 million, RMB1.6 million (US$0.2 million) and RMB0.2 million (US$27 thousand), respectively. As of December 31, 2016 and 2017 and March 31, 2018, we had aggregate amounts of RMB0.5 million, RMB0.5 million (US$73 thousand) and RMB0.2 million (US$34 thousand), respectively, due to Shenzhen Weixunyitong.

Transactions with Guangzhou Tianlang Network Technology Co., Ltd. Guangzhou Tianlang Network Technology Co., Ltd., Guangzhou Tianlang, engages in advertising business, and Mr. Weidong Luo, our chief executive officer and chairman of our board of directors, has significant influence over Guangzhou Tianlang.

In 2017, we provided certain data solutions to Guangzhou Tianlang in an amount of RMB0.8 million (US$0.1 million). As of December 31, 2017 and March 31, 2018, we had amount of RMB0.3 million and RMB0.3 million (US$48 thousand), respectively, due from Guangzhou Tianlang.

In 2016, we incurred marketing expenses of RMB0.9 million through Guangzhou Tianlang. As of December 31, 2016 and 2017, we had amounts of RMB0.2 million and nil, respectively, due to Guangzhou Tianlang.

Amounts due from Our Shareholders

Amount due from KK Mobile Limited. KK Mobile Limited is a principal shareholder of our company and wholly owned by Mr. Weidong Luo, our chief executive officer and chairman of our board of directors. As of December 31, 2016 and 2017 and March 31, 2018, we had amounts of RMB26,000, RMB40,000 (US$6,000) and RMB38,000 (US$6,000), respectively, due from KK Mobile Limited, representing unpaid capital contribution. We have received payment of the outstanding balance from the shareholder as of the date of this prospectus.

Amounts due from Stable View Limited and Focus Axis Limited. Stable View Limited and Focus Axis Limited are holders of our common shares and wholly owned by Xiaodao Wang and Jiawen Fang, each a director of our company, respectively. As of December 31, 2016 and 2017 and March 31, 2018, we had amounts of RMB2,000, RMB17,000 (US$3,000) and RMB16,000 (US$3,000), respectively, due from each of Stable View Limited and Focus Axis Limited, representing unpaid capital contribution. We have received payment of the outstanding balance from the shareholders as of the date of this prospectus.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares, comprising of (i) 472,132,063 common shares with a par value of US$0.0001 each, (ii) 11,111,120 Series A preferred shares with a par value of US$0.0001 each, (iii) 7,936,510 Series B preferred shares with a par value of US$0.0001 each, (iv) 3,260,820 Series C preferred shares with a par value of US$0.0001 each, and (v) 5,559,487 Series D preferred shares with a par value of US$0.0001 each. As of the date of this prospectus, 42,666,670 common shares, 11,111,120 Series A preferred shares, 7,936,510 Series B preferred shares, 3,260,820 Series C preferred shares, and 5,559,487 Series D preferred shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,920,000,000 Class A common shares of a par value of US$0.0001 each, (ii) 30,000,000 Class B common shares of a par value of US$0.0001, and (iii) 50,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares and ordinary shares will be converted into, and/or re-designated and re-classified, as Class A common shares on a one-for-one basis, except that the 24,100,189 shares held by KK Mobile Limited will be converted into, and/or re-designated and re-classified as, Class B common shares. Following such conversion and/or re-designation, we will have              Class A common shares issued and outstanding and 24,100,189 Class B common shares issued and outstanding, assuming the underwriters do not exercise the over-allotment option.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have adopted an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our common shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Common Shares. Our common shares are divided into Class A common shares and Class B common shares. Holders of our Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. Our common shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Each Class B common share is convertible into an equal number of Class A common shares upon the occurrence of certain matters as set forth in our post-offering memorandum and articles of association, including upon any direct or indirect sale, transfer, assignment or disposition of Class B common shares by a holder thereof to any person other than holders of Class B common shares or their affiliates. Class A common shares are not convertible into Class B common shares under any circumstances.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A common shares is entitled to one vote per share and each holder of Class B common shares is entitled to ten votes per share. Our Class A common shares and Class B common shares votes together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total common shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding common shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Holders of the common shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our chairman or our directors (acting by a resolution of the board of directors). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any sale of Class B common shares by a holder thereof to any person or entity, such Class B common shares will be automatically and immediately converted into an equal number of Class A common shares.

Transfer of Common Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any common share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of common shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum of association authorizes our board of directors to issue additional common shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of common shares.

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the unanimous written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Share Split

On March 1, 2017, we effected a 10-for-1 share split whereby each of our then authorized and outstanding common shares, par value US$0.001 each, was divided into ten common shares, par value US$0.0001 each, and each of our then authorized and outstanding preferred shares, par value US$0.001 each, was divided into ten preferred shares of the same series, par value US$0.0001 each. The share split has been retroactively reflected for all periods presented in this prospectus.

Preferred Shares

On May 13, 2015, we issued an aggregate of 7,936,510 Series B preferred shares to Greatest Investments Limited, IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., Elite Bright International Limited and Mandra iBase Limited for an aggregate consideration of US$7.5 million.

On April 1, 2016, we issued an aggregate of 2,351,560 Series C preferred shares to Shenzhen Guohai Chuangxin Investment Management Limited Corporation and Greatest Investments Limited for an aggregate consideration of approximately US$11.1 million.

On October 31, 2016, we issued an aggregate of 2,539,680 Series C preferred shares to T.C.L. Industries Holdings (H.K.) Ltd., Mandra iBase Limited and Genesis Ventures Limited for an aggregate consideration of US$12.0 million.

On March 1, 2017, we issued an aggregate of 108,300 Series C preferred shares to Shenzhen Guohai Chuangxin Investment Management Limited Corporation, T.C.L. Industries Holdings (H.K.) Ltd. and Genesis Ventures Limited in accordance with the shareholders’ agreement dated October 31, 2016 so that the shareholding percentage of these shareholders in our company would not be diluted as a result of the adoption of the 2017 Stock Incentive Plan.

On May 10, 2017, we issued an aggregate of 5,559,487 Series D preferred shares to Fidelity Investment Funds, Fidelity China Special Situations PLC and Fidelity Funds for an aggregate consideration of US$30 million.

On April 11, 2018, we repurchased the 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. for an aggregate price of approximately US$9.1 million.

Convertible Notes

On April 17, 2018, we issued zero coupon non-guaranteed and unsecured convertible notes due 2021 in the principal amount of US$35.0 million, of which US$30.0 million is held by Mercer Investments (Singapore) Pte. Ltd., an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc., and US$5.0 million is held by Mandra iBase Limited. The convertible notes are non-interest bearing, except when, subject to certain exceptions, an event of default occurs, such as failure to make any payment due on the due date, and the majority noteholders have, in their sole discretion, accelerated their convertible notes by giving notice to us that their outstanding notes are due and repayable. In such event, we will be required to pay interest at a simple interest rate of 15% per annum on the aggregate outstanding principal amount of the convertible notes. Holders of the convertible notes may, at their discretion during a period starting from the issue date of the notes until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into Class A common shares of our company at the then applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments. Assuming all the notes are converted into our Class A common shares at this initial conversion price, we would issue 2,550,769 and 425,128 Class A common shares to Mercer Investments (Singapore) Pte. Ltd. and Mandra iBase Limited, respectively.

Option Grant

We have granted options to purchase our common shares to certain of our directors, executive officers and employees.

As of the date of this prospectus, the aggregate number of our common shares underlying our outstanding options is 6,826,366 Class A common shares. See ‘‘Management—2014 Stock Incentive Plan” and ‘‘Management—2017 Stock Incentive Plan.”

Shareholders Agreement and Registration Rights

We entered into our shareholders agreement on May 10, 2017 with our shareholders, which consist of holders of common shares and preferred shares. The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of a qualified initial public offering.

Registration Rights Granted to Shareholders

We have granted certain registration rights to our shareholders under the shareholders agreement. Set forth below is a description of the registration rights.

Demand Registration Rights. At any time after the earlier of (i) January 1, 2020 or (ii) one year following the closing of an initial public offering, holders of at least 50% of the preferred shares (or common shares issued on conversion of preferred shares) then outstanding or Mandra iBase Limited has the right to demand that we file a registration statement covering at least 20% (or any lesser percentage if the anticipated gross proceeds to us from such proposed offering would exceed US$5.0 million) of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days (except for a registration statement on Form F-3, which shall be 60 days) after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer our shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the underwriters may (i) in the event the offering is the initial public offering, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold by us), or (ii) otherwise exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity interests from the registration and underwritten offering and so long as the number of registrable securities to be included in the registration is allocated among all holders on a pro rata basis.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3 so long as such registration offerings are in excess of US$500,000. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions, and fees for special counsel of the holders participating in such registration, incurred in connection with any demand, piggyback or Form F-3 registration.

Termination of Registration Rights. Our shareholders’ registration rights will terminate on the earlier of (i) the date that is five years after the closing of an initial public offering, and (ii) with respect to any shareholder, when the registrable securities proposed to be sold by such shareholder may then be sold without registration in any 90-day period pursuant to Rule 144 under the Securities Act.

Investor Rights Agreement and Registration Rights

In connection with the issuance of convertible notes to Mercer Investments (Singapore) Pte. Ltd. and Mandra iBase Limited on April 17, 2018, we entered into an investor rights agreement on the same date. The investor rights agreement provides for certain special rights to the investors and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate immediately prior to the completion of this offering.

Registration Rights Granted to Holders of Convertible Notes

We have granted certain registration rights to the holders of our convertible notes under the investor rights agreement. Set forth below is a description of the registration rights.

Demand Registration Rights. At any time after the date that is 12 months after the closing of an initial public offering, holders of at least 50% of the convertible notes (or shares issued on conversion of the notes) then outstanding have the right to demand that we file a registration statement covering at least 20% (or any lesser percentage if the anticipated gross proceeds to us from such proposed offering would exceed US$5.0 million) of the registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days (except for a registration statement on Form F-3, which shall be 60 days) after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any 12-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our convertible notes an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the underwriters may (i) in the event the offering is the first initial public offering, exclude from the underwritten offering all of the registrable securities (so long as the only securities included in such offering are those sold by us), or (ii) otherwise exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity interests from the registration and underwritten offering and so long as the number of registrable securities to be included in the registration is allocated among all holders on a pro rata basis.

Form F-3 Registration Rights. Our noteholders may request us in writing to file an unlimited number of registration statements on Form F-3 so long as such registration offerings are in excess of US$500,000. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions, and fees for special counsel of the holders participating in such registration, incurred in connection with any demand, piggyback or Form F-3 registration.

Termination of Registration Rights. Our noteholders’ registration rights will terminate on the earlier of (i) the date that is five years after the closing of an initial public offering, and (ii) with respect to any convertible noteholder, when the registrable securities proposed to be sold by such holder may then be sold without registration in any 90-day period pursuant to Rule 144 under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent             Class A common shares (or a right to receive              Class A common shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited Class A common shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, NY 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, NY 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The laws of the Cayman Islands govern shareholder rights. The depositary will be the holder of the Class A common shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the Class A common shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Class A common shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Class A common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

•	Class A Common Shares. The depositary may distribute additional ADSs representing any Class A common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell Class A common shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Class A common shares. The depositary may sell a portion of the distributed Class A common shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional Class A common shares. If we offer holders of our securities any rights to subscribe for additional Class A common shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Class A common shares, new ADSs representing the new Class A common shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, Class A common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, Class A common shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Class A common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits Class A common shares or evidence of rights to receive Class A common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class A common shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited Class A common shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the Class A common shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the Class A common shares. However, you may not know about the meeting in advance enough to withdraw the Class A common shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A common shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the Class A common shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [30] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing Class A common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of Class A common shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class A common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A common shares

Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist the ADSs from a securities exchange on which they were listed and do not list the ADSs on another securities exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement, or for any;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;.

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

The depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of Class A common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A common shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Class A Common Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Class A common shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Class A common shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Class A common shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Class A common shares. This is called a pre-release of the ADSs. The depositary may also deliver Class A common shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class A common shares are delivered to the depositary. The depositary may receive ADSs instead of Class A common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the Class A common shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Arbitration Provision

The deposit agreement gives the depositary or an ADS holder asserting a claim against us the right to require us to submit that claim to binding arbitration in New York under the Rules of the American Arbitration Association, including any securities law claim. However, a claimant could also elect not to submit its claim to arbitration and instead bring its claim in any court having jurisdiction of it. The deposit agreement does not give us the right to require anyone to submit any claim to arbitration.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering,              ADSs will be outstanding, representing approximately        % of our outstanding common shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs. We intend to apply to list the ADSs on the Nasdaq Global Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by ADSs.

Lock-up Agreements

[We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our common shares or the ADSs or securities that are substantially similar to our common shares or ADSs, including but not limited to any options or warrants to purchase our common shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of [the representatives] of the underwriters.

Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our common shares, the ADSs and securities that are substantially similar to our common shares or the ADSs. These parties collectively own [all] of our outstanding common shares, without giving effect to this offering.]

In addition, through a letter agreement, The Bank of New York Mellon, as depositary, has agreed not to accept any deposit of any common shares or deliver any additional ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and we have agreed not to provide consent without the prior written consent of the representatives on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying common shares.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or our common shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or our common shares may dispose of significant numbers of ADSs or common shares in the future. We cannot predict what effect, if any, future sales of the ADSs or our common shares, or the availability of ADSs or common shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or our common shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our common shares that will be outstanding upon the completion of this offering, other than those common shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding common shares of the same class, including common shares represented by ADSs, which immediately after this offering will equal common shares, assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of our common shares of the same class, including common shares represented by ADSs, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or our common shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our common shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. The summary of material Cayman Islands and PRC tax consequences constitutes the tax opinion of Maples and Calder (Hong Kong) LLP and Han Kun Law Offices, respectively.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our common shares, nor will gains derived from the disposal of our common shares or the ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our common shares or on an instrument of transfer in respect of our common shares.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Aurora Mobile Limited is not a PRC resident enterprise for PRC tax purposes. Aurora Mobile Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Aurora

Mobile Limited meets all of the conditions above. Aurora Mobile Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Aurora Mobile Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or common shares, if such income is treated as sourced from within the PRC, unless a reduced rate is available under an applicable tax treaty. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Aurora Mobile Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Aurora Mobile Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Aurora Mobile Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and common shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our common shares or the ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or our common shares by a U.S. Holder (as defined below) that acquires the ADSs in this offering and holds the ADSs or our common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or our common shares (other than the discussion below relating to certain withholding rules and the U.S.-PRC income tax treaty (the “Treaty”)). The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	holders who acquire their ADSs or common shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value);

•	persons required to accelerate the recognition of any item of gross income with respect to their ADSs or common shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or common shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or our common shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or our common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or our common shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or our common shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or our common shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or our common shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or our common shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or our common shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or our common shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or our Class A common shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or our common shares, such U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of the ADSs or our common shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or common shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or our common shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or our common shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our common shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or our common shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of the ADSs or our common shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our common shares and any of our subsidiaries, our VIE or any of the subsidiaries of our VIE entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE or any of the subsidiaries of our VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations (although a lower threshold applies for the quarter in which the initial public offering occurs). The ADSs, but not our common shares, will be treated as marketable stock upon their listing on the Nasdaq Global Market. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or our common shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or our common shares if we are or become a PFIC.

UNDERWRITING

We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of ADSs

Goldman Sachs (Asia) L.L.C.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional                ADSs from us and the [selling shareholders] at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us [and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional ADSs.

Paid by the Company

	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

[Paid by the Selling Shareholders

	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$	]

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. L.L.C.

[We have agreed that, without the prior written consent of [the representatives] on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, offer or issue, contract to purchase or grant any option, right or warrant to purchase, or otherwise dispose of, any common shares or ADSs or any securities convertible into or exercisable or exchangeable for such common shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the common shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of common shares, ADSs or such other securities, in cash or otherwise.

Each of our [directors and executive officers and current shareholders] has agreed that, without the prior written consents of [the representative] on behalf of the underwriters and subject to certain exceptions, it will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common shares or ADSs or any securities convertible into or exercisable or exchangeable for such common shares or ADSs, (ii) enter into a transaction which would have the same effect or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, ADSs or any of our securities that are substantially similar to the ADSs or common shares or any options or warrants to purchase any of the ADSs or common shares or any securities convertible into, exchangeable for or that represent the right to receive the ADSs or common shares, whether now owned or hereinafter acquired, owned directly by it or with respect to which it has beneficial ownership within the rules and regulations of the SEC, whether any of these transaction is to be settled by delivery of common shares or ADSs or such other securities, in cash or otherwise or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement.]

The restrictions described in the preceding paragraph are subject to certain exceptions.

[Goldman Sachs (Asia) L.L.C., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.] may, in their sole discretion, release the common shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

We will apply to list the ADSs on the Nasdaq Global Market under the symbol “JG.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs.

The estimated offering expenses payable by us, excluding underwriting discounts and commissions, are approximately US$             .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States of America. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States of America.

Pricing of the Offering

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of the business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Mercer Investments (Singapore) Pte. Ltd., an affiliate of Goldman Sachs (Asia) L.L.C., is the registered holder of US$30.0 million in the principal amount of our US$35.0 million zero coupon non-guaranteed and unsecured convertible notes due 2021 (the “Notes”). Each holders of the Notes may, at its discretion during a period starting from the issue date of the Notes until seven days prior to the maturity of the Notes, subject to certain exceptions, convert the Notes into common shares of our company at the then applicable conversion price, which is initially US$11.7612 per common share, subject to certain anti-dilution adjustments. Assuming all the Notes held by Mercer Investments (Singapore) Pte. Ltd. are converted into our common shares at this initial conversion price, we would issue 2,550,769 common shares to such holder. Pursuant to FINRA Rule 5110(g)(1), such securities may not be sold during this offering or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the shares for a period of 180 days immediately following the date of effectiveness of this offering or commencement of sales of this offering.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

[Directed ADS Program

At our request, the underwriters have reserved up to        % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed ADS program will be administered by            . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a).	You confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act. and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b).	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have not offered or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of ADSs to the public may not be made in that Relevant Member State, except that an offer of ADSs to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any ADSs or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of

Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the Nasdaq market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Nasdaq Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A common shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Haiwen & Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Aurora Mobile Limited as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, appearing in this prospectus, have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The registered office of Ernst & Young Hua Ming LLP is located at 21st Floor, China Resources Building, No. 5001 Shennan Dong Road, Shenzhen, 518001, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A common shares represented by the ADSs to be sold in this offering. We will also file a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aurora Mobile Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aurora Mobile Limited (the Company) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shenzhen, the People’s Republic of China

April 20, 2018, except for Note 18, as to which the date is June 29, 2018

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$

ASSETS

Current assets:
Cash and cash equivalents		103,168	208,161	33,186
Restricted cash		—	115	18
Short-term investment	3	10,000	—	—
Accounts receivable, net of allowances of RMB1,035 and RMB3,462 (US$552) as of December 31, 2016 and 2017, respectively	4	9,444	49,594	7,906
Prepayments and other current assets	5	13,508	34,228	5,456
Amounts due from related parties	14	95	1,260	201

Total current assets		136,215	293,358	46,767

Non-current assets:
Restricted cash		120	—	—
Other non-current assets		1,313	1,806	288
Long-term investments		1,041	10,980	1,750
Property and equipment, net	6	23,718	53,023	8,453
Intangible assets, net		—	283	45
Deferred tax assets, net	11	3,537	—	—

Total non-current assets		29,729	66,092	10,536

Total assets		165,944	359,450	57,303

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to the Company of RMB1,110 and RMB8,340 (US$1,330) as of December 31, 2016 and 2017, respectively)		1,110	8,340	1,330
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB17,718 and RMB48,085 (US$7,666) as of December 31, 2016 and 2017, respectively)	7	18,148	49,557	7,901
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB16,087 and RMB31,631 (US$5,043) as of December 31, 2016 and 2017, respectively)	8	19,737	52,639	8,389
Amounts due to related parties (including amount due to related parties of the VIE without recourse to the Company of RMB550 and RMB459 (US$73) as of December 31, 2016 and 2017, respectively)	14	6,353	6,110	974

Total current liabilities		45,348	116,646	18,594

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$

Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB292 and RMB216 (US$34) as of December 31, 2016 and 2017, respectively)		292	216	34
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of RMB47 and RMB5 (US$1) as of December 31, 2016 and 2017, respectively)	11	7,522	5	1
Deferred revenue (including deferred revenue of the VIE without recourse to the Company of RMB657 and RMB330 (US$53) as of December 31, 2016 and 2017, respectively)		657	330	53

Total non-current liabilities		8,471	551	88

Total liabilities		53,819	117,197	18,682

AURORA MOBILE LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$

Commitments and contingencies	13

Mezzanine equity
Series A contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 11,111,120 shares authorized, issued and outstanding as of December 31, 2016 and 2017; As of December 31, 2017, aggregate liquidation preference and redemption amounts were US$4,000 and US$4,374, respectively (2016: US$4,000 and US$4,347, respectively)	9	26,804	26,979	4,301
Series B contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 7,936,510 shares authorized, issued and outstanding as of December 31, 2016 and 2017; As of December 31, 2017, aggregate liquidation preference and redemption amounts were US$7,500 and US$8,531, respectively (2016: US$7,500 and US$8,427, respectively)	9	52,044	52,723	8,405
Series C contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 4,891,240 and 4,999,540 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; As of December 31, 2017, aggregate liquidation preference and redemption amounts were US$ 23,111 and US$25,422, respectively (2016: US$23,111 and US$24,496, respectively)	9	141,691	168,317	26,834
Series D contingently redeemable convertible preferred shares (par value of US$0.0001 per share; nil and 5,559,487 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; As of December 31, 2017, aggregate liquidation preference and redemption amounts were US$30,000 and US$32,982, respectively (2016: US$ nil and US$ nil, respectively)	9	—	218,618	34,853

Total mezzanine equity		220,539	466,637	74,393

Shareholders’ (deficit) equity
Common shares (par value of US$0.0001 per share; 475,952,830 and 470,393,343 shares authorized, 42,666,670 shares issued and outstanding as of December 31, 2016 and 2017, 500,000,000 shares authorized; 72,273,327 shares issued and outstanding, unaudited, pro forma)		26	26	4
Class A common shares (US$0.0001 par value; No share authorized, issued, and outstanding at December 31, 2016 and 2017, 46,434,418 shares authorized, issued and outstanding, unaudited, pro forma)		—	—	—
Class B common shares (US$0.0001 par value; No share authorized, issued, and outstanding at December 31, 2016 and 2017, 24,100,189 shares authorized, issued and outstanding, unaudited, pro forma)		—	—	—
Additional paid-in capital		5,414	13,689	2,182
Accumulated deficit		(118,128)	(234,810)	(37,434)
Accumulated other comprehensive income (loss)		4,274	(3,289)	(524)

Total shareholders’ (deficit) equity		(108,414)	(224,384)	(35,772)

Total liabilities, mezzanine equity and shareholders’ deficit		165,944	359,450	57,303

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Year ended December 31,
	Note	2016	2017
		RMB	RMB	US$
Revenues (including related party amounts of RMB344 and RMB3,507 (US$559) for the years ended December 31, 2016 and 2017, respectively)	15	70,322	284,709	45,389
Cost of revenues (including related party amounts of RMB442 and RMB788 (US$126) for the years ended December 31, 2016 and 2017, respectively)		(47,722)	(213,370)	(34,016)

Gross profit		22,600	71,339	11,373

Operating expenses
Research and development (including related party amounts of RMB639 and RMB762 (US$121) for the years ended December 31, 2016 and 2017, respectively)		(33,717)	(71,651)	(11,423)
Sales and marketing (including related party amounts of RMB1,317 and RMB541 (US$86 ) for the years ended December 31, 2016 and 2017, respectively)		(33,062)	(59,673)	(9,513)
General and administrative (including related party amounts of RMB98 and RMB138 (US$22) for the years ended December 31, 2016 and 2017, respectively)		(13,480)	(32,431)	(5,170)

Total operating expenses		(80,259)	(163,755)	(26,106)

Loss from operations		(57,659)	(92,416)	(14,733)

Foreign exchange loss, net		(328)	(2,724)	(434)
Interest income		283	314	50
Interest expense		—	(122)	(19)
Other income		232	677	108

Loss before income taxes		(57,472)	(94,271)	(15,028)

Income tax (expense) benefit	11	(3,910)	3,980	635

Net loss		(61,382)	(90,291)	(14,393)

Net loss attributable to Aurora Mobile Limited’s shareholders		(61,382)	(90,291)	(14,393)
Accretion of contingently redeemable convertible preferred shares		(12,427)	(26,391)	(4,207)

Net loss attributable to common shareholders		(73,809)	(116,682)	(18,600)

Net loss per share:	12
Basic		(1.73)	(2.73)	(0.44)
Diluted		(1.73)	(2.73)	(0.44)

Shares used in net loss per share computation:
Basic		42,666,670	42,666,670	42,666,670
Diluted		42,666,670	42,666,670	42,666,670

Pro forma net loss per share attributable to Class A and Class B common shareholders (unaudited):
Basic			(1.28)	(0.20)
Diluted			(1.28)	(0.20)

Other comprehensive income (loss)
Foreign currency translation adjustments		1,896	(7,563)	(1,206)

Total other comprehensive income (loss), net of tax		1,896	(7,563)	(1,206)

Comprehensive loss		(59,486)	(97,854)	(15,599)

Comprehensive loss attributable to Aurora Mobile Limited		(59,486)	(97,854)	(15,599)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	42,666,670	26	1,711	2,378	(44,319)	(40,204)
Net loss	—	—	—	—	(61,382)	(61,382)
Other comprehensive loss	—	—	—	1,896	—	1,896
Contribution from shareholder	—	—	1,000	—	—	1,000
Accretion of contingently redeemable convertible preferred shares	—	—	—	—	(12,427)	(12,427)
Share-based compensation	—	—	2,703	—	—	2,703

Balance as of December 31, 2016	42,666,670	26	5,414	4,274	(118,128)	(108,414)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ deficit
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	42,666,670	26	5,414	4,274	(118,128)	(108,414)
Net loss	—	—	—	—	(90,291)	(90,291)
Other comprehensive loss	—	—	—	(7,563)	—	(7,563)
Accretion of contingently redeemable convertible preferred shares	—	—	—	—	(26,391)	(26,391)
Share-based compensation	—	—	8,275	—	—	8,275

Balance as of December 31, 2017	42,666,670	26	13,689	(3,289)	(234,810)	(224,384)

Balance as of December 31, 2017 in US$	42,666,670	4	2,182	(524)	(37,434)	(35,772)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(61,382)	(90,291)	(14,393)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	3,433	8,805	1,404
Amortization of intangible assets	—	35	6
Unrealized exchange (gain) loss	(369)	339	54
Allowance for doubtful accounts	1,049	2,427	387
Deferred tax expense (benefit)	3,910	(3,980)	(635)
Share-based compensation	2,703	8,275	1,319

Changes in operating assets and liabilities,
Accounts receivable	(5,870)	(48,266)	(7,695)
Prepayments and other current assets	(11,233)	(21,558)	(3,437)
Amounts due from related parties	(65)	(1,169)	(186)
Other non-current assets	—	(492)	(78)
Accounts payable	822	13,015	2,075
Deferred revenue and customer deposits	11,018	31,144	4,965
Accrued liabilities and other current liabilities	14,469	26,503	4,225
Amounts due to related parties	676	(243)	(39)
Other non-current liabilities	(1,313)	(76)	(12)

Net cash used in operating activities	(42,152)	(75,532)	(12,040)

Cash flows from investing activities:
Purchase of time deposits	(10,000)	—	—
Proceeds from maturity of time deposits	—	10,053	1,603
Purchase of long-term investment	(1,041)	(10,000)	(1,594)
Purchase of property and equipment	(18,887)	(28,378)	(4,524)
Purchase of intangible assets	—	(319)	(51)

Net cash used in investing activities	(29,928)	(28,644)	(4,566)

Cash flows from financing activities:
Proceeds from issuance of contingently redeemable convertible preferred shares	134,348	217,446	34,666
Contribution from shareholder	1,000	—	—

Net cash provided by financing activities	135,348	217,446	34,666

Effect of exchange rate on cash and cash equivalents and restricted cash	2,450	(8,282)	(1,323)

Net increase in cash and cash equivalents and restricted cash	65,718	104,988	16,737

Cash and cash equivalents and restricted cash at the beginning of year	37,570	103,288	16,467

Cash and cash equivalents and restricted cash at the end of year	103,288	208,276	33,204

Supplemental disclosures of cash flow information:
Interest expense paid	—	122	19
Purchase of property and equipment included in accrued liabilities and other current liabilities	—	9,731	1,551

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities

Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries and variable interest entity) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company, through its subsidiaries and variable interest entity (“VIE”), are principally engaged in providing data solutions which include targeted marketing, industry insights, financial risk management and location-based intelligence services in the People’s Republic of China (the “PRC”).

In preparation of its initial public offering (“IPO”) in the United States, the Company was restructured in 2014, in order to establish the Company as the parent company. As part of the restructuring, the business operations of Shenzhen Hexun Huagu Information Technology Co., Ltd (“Hexun Huagu” or “VIE”) were transferred to the Company. As the Company and the VIE are all under the control of Mr. Weidong Luo, the restructuring was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company has been in existence since the beginning of the periods presented.

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIE. The Company, through JPush Information Consulting (Shenzhen) Co., Ltd. (“Shenzhen JPush” or “WFOE”) entered into powers of attorney and an exclusive option agreement with the nominee shareholders of the VIE, that gave WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIE through WFOE, which obligate WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitle WFOE to receive a majority of its residual returns.

Therefore, the WFOE is considered the primary beneficiary of the VIE and consolidates the VIE as required by SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation.

The following is a summary of the VIE agreements:

Exclusive Option Agreements

Pursuant to the exclusive option agreement entered into between VIE’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE an option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. These agreements are not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, each nominee shareholder of the VIE has pledged all of their respective equity interests in the VIE to WFOE as continuing first priority security interest to guarantee the

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

Equity Interest Pledge Agreements (continued)

performance of their and the VIE’s obligations under the powers of attorney agreement, the shareholder voting proxy agreement, the financial support agreement, the exclusive option agreement and the exclusive business cooperation agreement. WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If VIE or any of the nominee shareholder breaches its contractual obligations, WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of VIE in accordance with PRC law. None of the nominee shareholders shall, without the prior written consent of WFOE, assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the technical support and consulting and service fees have been fully paid under the exclusive business cooperation agreement and all of VIE’s obligations have been terminated under the other controlling agreements. On December 16, 2014, the Company registered the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into by WFOE and VIE, WFOE provides exclusive technical support and consulting services in return for an annual service fee based on a certain percentage of the VIE’s audited total operating income, which is adjustable at the sole discretion of WFOE. Without WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. In addition, the profitable consolidated VIE has granted WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIE at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by WFOE.

Powers of Attorney

Pursuant to the powers of attorney signed between VIE’s nominee shareholders and WFOE, each nominee shareholder irrevocably appointed WFOE as its attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interest in VIE (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of VIE). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of VIE.

Subsequently, in March 2018, the following supplementary agreements were entered into:

Financial Support Agreement

Pursuant to the financial support undertaking letter dated March 28, 2018, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE or its shareholders do not have sufficient funds or are unable to repay. The financial support agreement does not contain termination and extension provisions.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

Shareholder Voting Proxy Agreement (“Proxy Agreement”)

The Nominee Shareholders also re-signed the powers of attorney agreement whereby they granted an irrevocable proxy of the voting rights underlying their respective equity interests in VIE from the WFOE to the Company, which includes, but are not limited to, all the shareholders’ rights and voting rights empowered to the Nominee Shareholders by the company law and the Company’s Article of Association. These rights include the sale, transfer, pledge, or disposition of the equity interests in the VIE, electing and changing members of management, revising and approving the VIE’s profit sharing plans, and amending the articles of association etc. The Proxy Agreement shall remain effective as long as the nominee shareholders hold the equity interests in the VIE. Unless otherwise provided by PRC law, the nominee shareholders shall not rescind, early terminate or dissolve the Proxy Agreement. However, the Company has the right to terminate the Proxy Agreement at any time. Finally, unless agreed upon by the Company, the nominee shareholders shall not transfer their rights and obligations under the Proxy Agreement to any other third party. The Proxy Agreement does not contain any extension provisions.

Accordingly, as a result of the power to direct the activities of the VIE pursuant to the powers of attorney agreement and the obligation to absorb the expected losses of VIE through the unlimited financial support, the WFOE ceased to be the primary beneficiary and the Company became the primary beneficiary of the VIE on March 28, 2018.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiary and the VIE are in compliance with the existing PRC laws and regulations in all material respects; (ii) each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws in effect and regulations in all material respects; and (iii) each of the VIE agreements are valid in accordance with the articles of association of the Company.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE included in the Company’s consolidated balance sheets:

	As of December 31,
	2016	2017
	RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents	8,832	49,853	7,948
Restricted cash	—	115	18
Accounts receivable	9,432	49,561	7,901
Prepayments and other current assets	13,377	29,637	4,725
Amounts due from the Company and its subsidiaries	7,297	3,806	607
Amounts due from related parities	65	1,186	189

Total current assets	39,003	134,158	21,388

Non-current assets:
Restricted cash	120	—	—
Long-term investments	—	10,000	1,594
Other receivables-non-current	1,017	1,354	216
Property and equipment, net	23,718	24,258	3,867
Intangible assets, net	—	283	45

Total non-current assets	24,855	35,895	5,722

Total assets	63,858	170,053	27,110

LIABILITIES:

Current liabilities:
Accounts payable	1,110	8,340	1,330
Deferred revenue and customer deposits	17,718	48,085	7,666
Accrued liabilities and other current liabilities	16,087	31,631	5,043
Amounts due to the Company and its subsidiaries	7,709	39,861	6,355
Amounts due to related parties	550	459	73

Total current liabilities	43,174	128,376	20,467

Non-current liabilities:
Amounts due to the Company and its subsidiaries	—	60,000	9,565
Other non-current liabilities	292	216	34
Deferred tax liabilities	47	5	1
Deferred revenue and customer deposits	657	330	53

Total non-current liabilities	996	60,551	9,653

Total liabilities	44,170	188,927	30,120

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The table sets forth the results of operations and cash flows of the VIE included in the company’s consolidated statements of comprehensive loss and cash flows.

	As of December 31,
	2016	2017
	RMB	RMB	US$
Revenues	70,148	284,348	45,332
Cost of revenues	(47,559)	(206,789)	(32,967)
Net income (loss)	18,681	(40,003)	(6,377)
Net cash used in operating activities	7,590	(51,016)	(8,133)
Net cash used in investing activities	—	(10,000)	(1,594)
Net cash provided by financing activities	1,000	—	—

The aggregate carrying amounts of the total assets and total liabilities of the VIE as of December 31, 2017 were RMB170,053 (US$27,110) and RMB188,927 (US$30,120), respectively (2016: RMB63,858 and RMB44,170). There were no pledges or collateralization of the VIE’s assets. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

2	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIE (where the WFOE is the primary beneficiary). All intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Use of estimates (continued)

estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, collectability of accounts receivable, commitments, fair value of financial instruments, useful lives and impairment assessment of intangible assets, property and equipment, long-term investment, income taxes and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue once all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) services have been provided; (3) the price is fixed or determinable; and (4) collectability is reasonably assured.

Data solutions

The Company generates data solutions revenues primarily by creating and delivering targeted marketing and other vertical data solutions, such as market intelligence, financial risk management and location based intelligence. Targeted marketing revenue is generated by the Company providing an integrated marketing campaign to advertisers through the Company’s Xiaoguotong marketing platform, which is built upon the Company’s multi-dimensional mobile device dataset. The Company generally will create, design, develop and optimize the advertising content for its advertisers. The advertisements are displayed on a wide spectrum of reputable publishers, through bidding for advertisement slots using rates directly negotiated with the various publishers.

The arrangements with advertisers are evidenced through contractual agreements that stipulate the types of advertising to be delivered, the timing and the pricing. Advertisers pay for targeted advertisements based on the number of clicks and downloads taken by the users. Revenue is recognized in the period in which the user performs the action the advertiser contracted the Company for.

The Company recognizes revenue on a gross basis as the primary obligor, as it uses its own platform’s mobile device dataset with its comprehensive demographic targeting ability to accurately pinpoint the specific mobile devices that is most suitable for the customer’s ads. Additionally, the Company has pricing latitude, has discretion in selecting publishers whose advertisement slots will be purchased, is highly involved in the determination of service specifications and bears credit risk. Based on the advertiser’s preference to avoid lower quality publishers, the Company may recommend a specific reputable online media network to certain advertisers. After pinpointing the specific mobile devices that are most suitable for the customer’s ads using its mobile device dataset, it bids for the available advertising slots on the network and then places the advertisement.

For other vertical data solutions, the Company charges customers fees primarily based on the number of queries it processes or on a subscription basis. The Company recognizes revenue when the services have been rendered.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

Developer services

The Company enters into agreements with its customers to provide push notification and instant messaging (collectively “notification services”). Under the terms of the contractual agreements of notification services, the Company provides its customers with access to its notification services platform over the specified period of the respective agreements. The Company charges a fixed fee for access to the notification services platform, and this enables customers to send notifications and messages to users. Revenue from notification services is recognized ratably over the service period.

Costs of revenues

Cost of revenues consists primarily of depreciation, labor, bandwidth costs and purchasing of advertising inventory. The Company incurs various sales tax and surcharges such as, city construction tax and education surcharges and cultural development fee in connection with the services provided. In accordance with ASC subtopic 605-45, Revenue Recognition, Principal Agent Considerations (“ASC 605-45”), the Company includes the sales tax and surcharges incurred in cost of revenues.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.2726 per US$1.00 on March 30, 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Foreign currency translation

The functional currency of the Company is US$, The Company’s subsidiaries and VIE with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The consolidated financial statements of the Company, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive loss, as a component of shareholders’ deficit.

Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss during the period or year in which they occur.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the asset or liability.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1-Quoted prices in active markets for identical assets or liabilities.

Level 2-Observable inputs other than quoted prices in active markets, quoted prices for identical or similar assets and liabilities in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3-Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial assets and liabilities, such as cash equivalents, restricted cash, accounts receivable, other receivables within prepaid expenses and other current assets, balances with related parties, accounts payable, and other payables with accrued liabilities and other current liabilities, approximate their fair values because of the short maturity of these instruments. The carrying amounts of restricted cash (non-current) approximate its fair value since it bears interest rates which approximate market interest rates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash represents cash granted by the government and designated only for the purchase of property and equipment for certain approved projects.

Other income

Other income represents government grants which are recognized when there is reasonable assurance that the Company will comply with the attached conditions. When the grant relates to an expense item, it is recognized on a systemic basis in the consolidated statement of comprehensive loss over the period necessary to match the grant to the related costs. Where the grant relates to an asset acquisition, it is recognized in the consolidated statements of comprehensive loss in proportion to the depreciation of the related assets.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Short-term investments

Short-term investments consist of time deposits in commercial banks with maturities of less than one year.

The Company recorded interest income from its short-term investments of RMB50 and RMB42 (US$ 6), for the years ended December 31, 2016 and 2017, respectively.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded in the period when loss is probable based on many factors, including the age of the balance, the customer’s payment history and credit quality of the customers, current economic trends and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off after all collection efforts have been exhausted.

Long-term investments

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, the Company carries at cost its investments in investees which do not have readily determinable fair value and the Company does not have significant influence. The Company only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment.

Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter. The estimated useful lives of property and equipment are as follows:

Computer equipment and servers	3 – 5 years
Office furniture and equipment	3 – 5 years
Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets

Expenditures for repair and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Intangible assets

Intangible assets represent purchased computer software. All intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives, which are as follows:

Computer software and systems	3 years

Impairment of long-lived assets other than goodwill

The Company evaluates long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. No impairment loss was recognized for the years ended December 31, 2016 and 2017, respectively.

Deferred revenue and customer deposits

Deferred revenue consists of payments from customers in advance of revenue recognition. Customer deposits relate to customer’s unused balances that are refundable. Once this balance is utilized by the customer, the corresponding amount would be recognized as revenue.

Research and development

Research and development expenses are primarily incurred in the development of new services, new features, and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during any of the years presented as the Company has not met all of the necessary capitalization requirements.

Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rent applicable to such operating leases are recognized on a straight-line basis over the lease term. The Company had no capital leases during the years presented.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB5,455 and RMB12,121 (US$1,932) for the year ended December 31, 2016 and 2017, respectively.

Value added taxes (“VAT”)

Pursuant to the PRC tax legislation, VAT is generally imposed in lieu of business tax in the modern service industries, on a nationwide basis. VAT of 6% applies to revenue derived from the provision of certain modern services. The Company is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Advertising expense

Advertising expenses, including promotion expenses, are charged to “sales and marketing expenses” as incurred. Advertising expenses amounted to RMB10,377 and RMB5,277 (US$841) for the year ended December 31, 2016 and 2017, respectively.

Income taxes

The Company accounts for income taxes using the liability approach and recognizes deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year end in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The Company evaluates the potential for recovery of deferred tax assets by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses during the years presented.

Share-based compensation

In accordance with ASC 718, Compensation-Stock Compensation, the Company determines whether an award granted to its employees should be classified and accounted for as a liability award or equity award. All of the Company’s share-based compensation to its employees were classified as equity awards and were recognized in the consolidated statements of comprehensive loss based on the grant date fair value. The Company early adopted Accounting Standard Update (“ASU”) ASU 2016-09—Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting and elected to account for forfeitures as they occur.

Share split

On March 1, 2017, the board of directors approved a 1 for 10 share split. Share and per share amounts for common shares and contingently redeemable convertible preferred shares disclosed for all prior periods have been retroactively adjusted to reflect the effects of the share split.

Loss per share

Basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the years presented.

Diluted loss per share is computed by dividing net loss attributable to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding. Common equivalent shares consist of the common shares issuable upon the conversion of the Company’s contingently redeemable convertible preferred shares using the if-converted method and common shares, including partially paid shares, issuable upon the exercise of the share options, using the treasury stock method. Common share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

Segment information

The Company’s chief operating decision maker is the Chief Executive Officer, who makes resource allocation decisions and assesses performance based on the consolidated financial results. As a result, the Company has only one reportable segment.

As the Company generates substantially all of its revenues in the PRC, no geographical segments is presented.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Comprehensive loss

Comprehensive loss is defined as the increase or decrease in equity of the Company during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Company includes the foreign currency translation adjustments.

Concentration of risks

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable.

The Company places its cash and cash equivalents with reputable financial institutions which have high-credit ratings. As of December 31, 2016 and 2017, the aggregate amount of cash and cash equivalents, restricted cash and short-term investments of RMB42,629 and RMB82,609 (US$13,170), respectively, were held at major financial institutions located in the PRC, and US$10,186 and US$19,232 (RMB125,667), respectively, were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. The Company continues to monitor the financial strength of the financial institutions. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

Approximately 81.3% and 88.6% of advertising costs were paid to three and two suppliers for the year ended December 31, 2017 and 2016, respectively.

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future consolidated financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Concentration of risks (continued)

Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments and accounts payable denominated in the US$. On June 19, 2010, the PBOC announced the end of the RMB’s de facto peg to the US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the US$ against RMB was approximately 6.29% in 2017. Most of the Company’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments, and accounts payable are denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Company’s consolidated cash flows, revenues, earnings and financial position in US$.

Recently issued accounting pronouncements

As a company with less than US$1.07 billion in revenue for the last fiscal year, the company qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company will take advantage of the extended transition period.

In May 2014, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019. As an “emerging growth

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements (continued)

company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This ASU, which may be adopted either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted. Adoption of the ASU may result in changes in the Company’s presentation of deferred tax assets and liabilities on the Company’s consolidated financial position but will not affect the substantive content of the Company’s consolidated financial statements. The Company has early adopted this standard with effect from January 1, 2016.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this ASU eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods after December 15, 2019. The Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities, whilst, lessor accounting is largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company has early adopted this standard using full retrospective method.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

2	Summary of Significant Accounting Policies (continued)

Recently issued accounting pronouncements (continued)

and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows (“ASC 230”), including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU does not provide a definition of restricted cash or restricted cash equivalents. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has early adopted this standard.

In February 2017, the FASB issued ASU No. 2017-05, Other income—Gains and Losses from the Derecognition of Nonfinancial Assets, which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3	Short-term investments

Short-term investments consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Short-term bank deposit	10,000	—	—

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

4	Accounts receivable, net

	As of December 31,
	2016	2017
	RMB	RMB	US$
Accounts receivable	10,479	53,056	8,458
Less: allowance for doubtful accounts	(1,035)	(3,462)	(552)

Total accounts receivable, net	9,444	49,594	7,906

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Balance at beginning of year	—	1,035	165
Provisions	1,049	2,427	387
Write-offs	(14)	—	—

Balance at end of year	1,035	3,462	552

5	Prepayment and other current assets

Prepayment and other current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Prepaid media cost	6,591	19,610	3,126
Prepaid service fee	1,116	1,762	281
Others	5,801	12,856	2,049

Total prepayment and other current assets	13,508	34,228	5,456

6	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Office furniture and equipment	1,218	2,647	422
Computer equipment and servers	27,061	63,326	10,095
Leasehold improvements	373	789	126
Less: Accumulated depreciation	(4,934)	(13,739)	(2,190)

Total property and equipment, net	23,718	53,023	8,453

Depreciation expense recognized for the year ended December 31, 2016 and 2017 were RMB3,433 and RMB8,805 (US$1,404), respectively.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

7	Deferred revenue and customer deposits

Deferred revenue and customer deposits consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Deferred revenue	12,084	28,921	4,611
Customer deposits	6,064	20,636	3,290

Total deferred revenue and customer deposits—current	18,148	49,557	7,901

Deferred revenue—non-current	657	330	53

Roll-forward of customers deposits:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Balance at beginning of year	747	6,064	967
Cash received from customers during the year	35,301	129,555	20,654
Revenue recognized during the year	(29,937)	(112,770)	(17,978)
Refunds paid during the year	(47)	(2,213)	(353)

Balance at end of year	6,064	20,636	3,290

8	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Accrued payroll and welfare payables	15,564	38,704	6,170
Professional fees	2,428	—	—
Others	1,745	13,935	2,219

Total accrued liabilities and other current liabilities	19,737	52,639	8,389

9	Contingently redeemable convertible preferred shares

Series A contingently redeemable convertible preferred shares (“Series A preferred shares”)

On November 18, 2014, the Company issued Series A-1 contingently redeemable convertible preferred shares (“Series A-1 preferred shares”) of 5,187,780 and 367,780 to IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., respectively, at US$0.36 per share for a total consideration of US$2,000.

On January 21, 2015, the Company issued Series A-2 contingently redeemable convertible preferred shares (“Series A-2 preferred shares”) of 1,388,890, 1,388,890, 2,593,890 and 183,890 to Elite Bright

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	Contingently redeemable convertible preferred shares (continued)

Series A contingently redeemable convertible preferred shares (“Series A preferred shares”) (continued)

International Limited, Mandra iBase Limited, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P., respectively, at US$0.36 per share for a total consideration of US$2,000.

Series B contingently redeemable convertible preferred shares (“Series B preferred shares”)

On May 13, 2015, the Company issued Series B contingently redeemable convertible preferred shares (“Series B preferred shares”) of 529,100, 529,100, 494,070, 35,030 and 6,349,210 to Elite Bright International Limited, Mandra iBase Limited, IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P. and Greatest Investments Limited, respectively, at US$0.95 per share for a total consideration of US$7,500.

Series C contingently redeemable convertible preferred shares (“Series C preferred shares”)

On April 1, 2016, the Company issued Series C-1 contingently redeemable convertible preferred shares (“Series C-1 preferred shares”) of 235,160 and 2,116,400 to Greatest Investments Limited and Shenzhen Guohai Chuangxin Investment Management Limited Corporation, respectively, at US$4.73 for a total consideration of US$11,111.

On October 31, 2016, the Company issued Series C-2 contingently redeemable convertible preferred shares (“Series C-2 preferred shares”) of 634,920, 1,693,120 and 211,640 to Mandra iBase Limited, T.C.L. Industries Holdings (H.K.) Ltd. and Genesis Ventures Limited, respectively, at US$4.73 per share for a total consideration of US$12,000.

Series D contingently redeemable convertible preferred shares (“Series D preferred shares”)

On October 5, 2017, the Company issued Series D contingently redeemable convertible preferred shares of 28,062, 2,441,572 and 3,089,853 to Fidelity Investment Funds, Fidelity China Special Situations PLC and Fidelity Funds, respectively, at US$5.40 per share for a total consideration of US$30,000.

Dividend rights

Each holder of the Series A, B, C, D preferred shares (collectively “Preferred Shares”) will be entitled to receive non-cumulative dividends, prior and in preference to holders of common shares, when declared by the Board of Directors. After payment of the preferential dividends relating to the Preferred Shares have been paid in full, each holder of the Preferred Shares will be entitled to receive dividends payable out of any remaining funds that are legally available when declared by the Board of Directors.

For the periods presented, no dividends were declared by the Company’s Board of Directors on the Preferred Shares.

Voting rights

Each holder of the Preferred Shares are entitled to the number of votes equal to the number of common shares into which such Preferred Shares could be converted at the voting date. Preferred shareholders will vote together with common shareholders, and not as a separate class of series, on all matters put before the shareholders.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

9	Contingently redeemable convertible preferred shares (continued)

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event defined as (i) the liquidation, dissolution or winding-up of the Company, (ii) the acquisition of the Company (whether by a sale of equity, merger or consolidation) in which in excess of 50% of such Company’s voting power outstanding before such transaction is transferred; (iii) the change of the control right of any Company; or (iv) the sale, lease, transfer or other disposition of all or substantially all of the assets of any Company or the exclusive licensing of substantially all of the Company’s intellectual properties, the assets or surplus funds of the Company available for distribution will be distributed as follows:

The holders of Series D preferred shares are entitled to receive an amount equal to 115% of the Series D Issue Price, plus all declared but unpaid dividend, in preference to any distribution to the holders of the Series C, B and A preferred shares and the common shareholders of the Company.

After the payment to the holders of Series D preferred shares, the holders of Series C preferred shares are entitled to receive an amount equal to 100% of the Issue Price, plus an annual simple return of 10% accrued thereon and plus all declared but unpaid dividend, in preference to any distribution to the holders of the Series B and A preferred shares and the common shareholders of the Company.

After the payment to the holders of Series C preferred shares, the holders of Series B preferred shares are entitled to receive an amount equal to 125% of the Series B Issue Price, plus an annual compounded return of 6% accrued thereon and plus all declared but unpaid dividend, in preference to any distribution to the holders of the Series A preferred shares and the common shareholders of the Company.

After the payment to the holders of Series B preferred shares, the holders of Series A preferred shares are entitled to receive an amount equal to 150% of the Series A Issue Price, plus an annual compounded return of 8% accrued thereon and plus all declared but unpaid dividend, in preference to any distribution to the holders of the common shareholders of the Company.

After payment has been made to the holders of the Preferred Shares in accordance with the above, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of common shares and Preferred Shares based on the number of common shares into which such Preferred Shares are convertible.

Conversion rights

Each holder of the Preferred Share has the right, at the sole discretion of the holder, to convert at any time and from time to time, all or any portion of the Preferred Shares into common shares based on the then-effective Conversion Price.

The initial conversion price is the stated issuance price for each series of Preferred Shares. The initial conversion ratio is on a one for one basis and subject to adjustments in the event that the Company issues additional common shares through options or convertible instruments for a consideration per share received by the Company less than the original respective conversion prices, as the case may be, in effect on the date of and immediately prior to such issue. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula. The above conversion prices are also subject to adjustments on a proportional basis upon other dilution events.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

9	Contingently redeemable convertible preferred shares (continued)

Conversion rights (continued)

The Company’s Series C preferred share agreement contained a “Performance Ratchet” whereby if the Company’s PRC GAAP audited revenue was less than 90% of (i) RMB80,000 in 2016, or (ii) RMB120,000 in 2017, Weidong Luo and the Company shall compensate the Series C investors in accordance to the specified formula.

In the event of a qualified IPO, each Preferred Share will automatically be converted into common shares.

Redemption right

Series A and Series B preferred shares are originally redeemable by the holders at their option at any time commencing on the fourth anniversary of their respective original issue date.

Pursuant to the Memorandum of Association and Articles of Association Amended on April 1, 2016, concurrent with the issuance of Series C preferred shares, the redemption dates of Series A and Series B preferred shares were modified to the redemption clause of Series C preferred shares, which is the earlier of (i) December 31, 2019, (b) any deficit in the any fiscal year since 2016 (including 2016), (c) the audited revenue of 2016 and/or 2017 under PRC GAAP is less than 60% of RMB80,000 or (d) any material breach or change in the regulatory environment of the VIE agreements that may prevent consolidation under U.S. GAAP, provided that no IPO has occurred, and at the written request to the Company made by at least 66% Series A holders, 66% Series B holders and any of the Series C holders.

Pursuant to the Memorandum of Association and Articles of Association Amended on May 10, 2017, concurrent with the issuance of Series D preferred shares, the earliest redemption date of Series D preferred shares is the second anniversary of its issue date and in the case of Series A, Series B and Series C preferred shares, the redemption clause was amended to remove term (c) from the Memorandum of Association and Articles of Association Amended on April 1, 2016.

Registration rights

If the Company shall at any time after the earlier of (i) January 1, 2020 or (ii) the date that is twelve months after the closing of the IPO, receive a written request from the holders of at least 50% or more of the issued and outstanding Preferred Shares (or common shares issued upon the conversion of the Preferred Shares) or Mandra iBased Limited may request in writing that the Company effect a registration for at least 20% of their Registrable Securities on any internationally recognized exchange that is reasonably acceptable to such requesting Preferred Shares and Common Shareholders using its best efforts.

Furthermore, if the Company qualifies for registration on Form F-3 or Form S-3 (or any comparable form for Registration in a jurisdiction other than the United States), any Preferred Shareholder may request the Company to file, in any jurisdiction in which the Company has had a registered underwritten public offering, a Registration Statement on Form F-3 or Form S-3 (or any comparable form for Registration in a jurisdiction other than the United States) using its best efforts.

Initial measurement and subsequent accounting for Preferred Shares

The Preferred Shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the consolidated balance sheets as these Preferred

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

9	Contingently redeemable convertible preferred shares (continued)

Initial measurement and subsequent accounting for Preferred Shares (continued)

Shares are contingently redeemable upon the occurrence of a conditional event (i.e. Deemed Liquidation Event). The holders of the Preferred Shares have the ability to convert the instrument into the Company’s common shares. The Company evaluated the embedded conversion option in these convertible preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion options and the contingent redemption options of the Preferred Shares do not qualify for bifurcation accounting because the underlying common shares are not publicly traded nor are they readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

The Preferred Shares were initially measured at fair value. Beneficial conversion features exist when the conversion price of the Preferred Shares is lower than the fair value of the common shares at the commitment date, which is the issuance date in the Company’s case. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. On the respective commitment dates, the most favorable conversion price used to measure the beneficial conversion feature of the Preferred Shares were higher than the fair value per common share and therefore no beneficial conversion feature was recognized. The Company determined the fair value of common shares with the assistance of an independent third party valuation firm.

In accordance with ASC 815-10-15-59, the Company determined that the performance ratchet is not a derivative as the preferred shares are not exchange traded and the underlying on which the settlement is based is the Company’s service revenues which do not qualify as a financial underlying. The Company then evaluated whether a loss contingency should be recorded in accordance with ASC 450-20 - Loss contingencies. Based on the Company’s 2016 PRC GAAP audited financial statements, the “Performance Ratchet” has not been triggered and therefore Weidong Luo and the Company are not required to compensate the Series C holders. Upon issuance of the Series D preferred shares, the 2017 performance ratchet was cancelled.

In determining whether to account for an amendment of equity-classified preferred shares as a modification or extinguishment, the Company considers an amendment that results in a greater than 10% change in fair value based on an analysis similar to ASC 470-50 is an extinguishment. An amendment that does not meet this criterion is a modification. The amendment in the redemption dates of Series A and Series B preferred shares at the issuance of Series C preferred shares and the removal of the revenue target for the Series A, Series B and Series C preferred shares at issuance of Series D preferred shares, resulted in a modification (as the amendment did not result in a greater than 10 percent change in cash flows) with no further accounting impact as the modification did not result in a change in the fair value of the related preferred shares.

The Company has elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the redeemable convertible preferred shares to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to common shareholders in accordance with ASC 480-10-S99 3A.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	Contingently redeemable convertible preferred shares (continued)

Initial measurement and subsequent accounting for Preferred Shares (continued)

The movement in the carrying value of the convertible preferred shares is as follows:

Mezzanine equity	Series A	Series B	Series C	Series D	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	26,684	49,341	—	—	76,025
Issuance of Series C preferred shares	—	—	134,348	—	134,348
Issuance cost of Series C preferred shares	—	—	(2,261)	—	(2,261)
Accretion of Preferred Shares	120	2,703	9,604	—	12,427

Balance as of December 31, 2016	26,804	52,044	141,691	—	220,539
Issuance of Series C preferred shares	—	—	20,571	—	20,571
Issuance of Series D preferred shares	—	—	—	206,359	206,359
Issuance cost of Series D preferred shares	—	—	—	(7,223)	(7,223)
Accretion of Preferred Shares	175	679	6,055	19,482	26,391

Balance as of December 31, 2017	26,979	52,723	168,317	218,618	466,637

Balance as of December 31, 2017 (US$)	4,301	8,405	26,834	34,853	74,393

10	Share-based compensation

Share option plans

2014 Incentive Plan

On July 23, 2014, the Company’s board of directors and shareholders approved the 2014 Incentive Plan (the “2014 Plan”). Awards under the 2014 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 5,500,000 common shares for issuance under the 2014 Plan. As of December 31, 2017, no share remains available for grant under the 2014 Plan.

2017 Incentive Plan

On March 1, 2017, the Company’s board of directors and shareholders approved the 2017 Incentive Plan (the “2017 Plan”). Awards under the 2017 Plan vest to 4 years from the date of grant and expire no more than 10 years after the grant date. The Company reserved a total of 1,912,650 common shares for issuance under the 2017 Plan. As of December 31, 2017, 1,046,504 shares remain available of grant under the 2017 Plan.

The exercise price, vesting and other conditions of individual awards are determined by the board of directors or any of the committees appointed by the board of directors to administer the 2014 and 2017 Plans. The awards are subject to multiple service vesting periods.

Determination of fair value

The Company estimates the fair value of each award on grant date using the binomial option pricing model with the assistance of an independent third party valuation firm. The Company recognizes stock-based compensation expense using the graded-vesting method over the requisite service period, which is generally the vesting period of the respective award.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

10	Share-based compensation (continued)

Determination of fair value (continued)

The following table presents assumptions used to estimate the fair values of share options granted for the year ended December 31, 2016 and 2017:

	2016	2017
Risk-free interest rate	1.83% - 1.84%	2.27% - 2.41%
Dividend yield	0%	0%
Expected volatility	47.33% - 47.60%	46.33% - 47.15%
Weighted average expected volatility	47.44%	46.66%
Expected exercise multiple	2.5	2.5

(i)	Risk-free interest rate—The risk-free interest rate for periods within the contractual life of the options is based on the US Treasury yield curve in effect at the time of the grant for a term consistent with the contractual term of the awards.

(ii)	Dividend yield—The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options.

(iii)	Expected volatility—Expected volatility is estimated based on the historical volatility of common shares of several comparable publicly-traded companies in the same industry.

(iv)	Expected exercise multiple—expected exercise multiple is estimated based on changes in intrinsic value of the option and the likelihood of early exercises by employees.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	Share-based compensation (continued)

Determination of fair value (continued)

The following table summarizes the share option activity for the year ended December 31, 2016 and 2017:

Options Granted to Employees	Number of Options	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB

Outstanding, December 31, 2015	3,048,586	1.45	0.31	8.89	2,858

Granted	2,423,445	3.32	4.38	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—

Cancelled	—	—	—	—	—

Outstanding, December 31, 2016	5,472,031	2.32	2.13	7.89	34,255

Vested and expected to vest at December 31, 2016	5,472,031	2.32	2.13	7.89	34,255

Exercisable at December 31, 2016	2,528,714	1.33	0.46	7.89	15,991

Outstanding, December 31, 2016	5,472,031	2.32	2.13	7.89	34,255

Granted	894,115	16.29	10.34	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
Cancelled	—	—	—	—	—

Outstanding, December 31, 2017	6,366,146	4.33	3.31	7.21	95,559

Vested and expected to vest at December 31, 2017	6,366,146	4.33	3.31	7.21	95,559

Exercisable at December 31, 2017	3,614,659	1.62	1.62	6.89	60,331

The aggregate fair value of options vested and recognized as expenses as of December 31, 2016 and 2017 were RMB2,703 and RMB 8,275 (US$1,319), respectively. The aggregate unrecognized share-based compensation expense was RMB9,240 (US$ 1,473) as of December 31,2017, which the Company expects to recognize over an estimated weighted-average period of three years.

Total compensation costs recognized for the year ended December 31, 2016 and 2017 were as follows:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Research and development	664	1,408	224
Sales and marketing	189	944	150
General and administrative	1,850	5,923	945

Total	2,703	8,275	1,319

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

11	Income taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), the Company’s BVI incorporated subsidiary are not subject to tax on income or capital gains arising in BVI. In addition, upon payments of dividends by this entity to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, the subsidiary in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The VIE in the PRC was recognized as a qualified HNTE under the EIT Law by relevant government authorities in 2016. It was subject to the 25% EIT rate as it did not file the required supporting documents with the tax authority to ensure fulfillment of the relevant HNTE criteria for the use of the preferential rate for 2016. It was entitled to the preferential rate of 15% for 2017.

The WFOE in the PRC is subject to the 25% EIT rate.

The Company’s loss before income taxes consists of:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Cayman Islands	(3,214)	(10,584)	(1,687)
British Virgin Islands	(4)	(2)	—
Hong Kong	563	(34)	(5)
China	(54,817)	(83,651)	(13,336)

Total loss before income taxes	(57,472)	(94,271)	(15,028)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

11	Income taxes (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Current income tax expense	—	—	—
Deferred tax (expense) benefit	(3,910)	3,980	635

Total income tax (expense) benefit	(3,910)	3,980	635

Reconciliation between expenses of income taxes

Reconciliation between the expense of income taxes computed by applying the statutory tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Loss before income tax	(57,472)	(94,271)	(15,028)

Income tax expense computed at PRC statutory rate (25%)	(14,369)	(23,569)	(3,757)
Effect of different tax rates	757	6,654	1,061
Tax rate differential on deferred tax items	24	(4,951)	(789)
Research and development super-deduction	(3,260)	(7,787)	(1,241)
Non-deductible expenses	1,078	1,482	235
Non-taxable income	(3,593)	—	—
Outside basis differences	7,475	(7,475)	(1,192)
Changes in valuation allowance	15,798	31,666	5,048

Income tax expense (benefit)	3,910	(3,980)	(635)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

11	Income taxes (continued)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Deferred tax assets, net
Provision for doubtful debts	259	866	138
Accrued expense	271	231	37
Net operating loss carry forward	26,506	54,079	8,621
Government grant related to assets	80	69	11
Valuation allowance	(23,579)	(55,245)	(8,807)

Total deferred tax assets, net	3,537	—	—

Deferred tax liabilities
Fixed assets depreciation	47	5	1
Outside basis difference	7,475	—	—

Total deferred tax liabilities	7,522	5	1

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences, tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2016 and 2017, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

The Company operates through its WFOE and the VIE. The valuation allowance is considered on an individual entity basis. As of December 31, 2016 and 2017, the Company had deferred tax assets related to net operating loss carry forwards of RMB26,506 and RMB54,079 (US$8,621) from its WFOE and the VIE in China, which can be carried forward to offset taxable income. The net operating loss will expire in years 2018 to 2022 if not utilized.

The Company did not record any dividend withholding tax, as there were no undistributed earnings arising from the WFOE noted as of December 31, 2016 and 2017.

Deferred tax liabilities of outside basis differences as of December 31, 2016 arising from (i) aggregate undistributed earnings of the VIE that are available for distribution to the nominee shareholders of the VIE and (ii) the difference between the book basis and the tax basis in the investment in the VIE as of December 31, 2016. The nominee shareholders of the VIE are contractually required to remit dividends received from the VIE to WFOE. This distribution chain results in (i) taxable dividend from the VIE to its nominee shareholders and (ii) a

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11	Income taxes (continued)

Deferred tax assets and liabilities (continued)

taxable contribution to WFOE when the proceeds are remitted to WFOE by the nominee shareholders. The tax impact on the future distribution is recognized in deferred tax liabilities as an outside basis difference.

The Company evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company elects to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss. As of December 31, 2016 and 2017 and for the year ended December 31, 2016 and 2017, there was no significant impact from tax uncertainties on the Company’s consolidated financial position and result of operations. The Company did not record any interest and penalties related to an uncertain tax position for each of the year ended December 31, 2016 and 2017. The Company does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiary and the VIE. Accordingly, the PRC tax filings from 2013 through 2017 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

12	Loss per share

Basic and diluted net loss per share for the year ended December 31, 2016 and 2017 are calculated as follows:

	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
Basic and diluted net loss per share calculation:
Numerator:
Net loss attributable to Aurora Mobile Limited	(61,382)	(90,291)	(14,393)
Accretion of convertible preferred shares	(12,427)	(26,391)	(4,207)

Numerator for computing basic and diluted net loss per share	(73,809)	(116,682)	(18,600)

Denominator:
Weighted average number of common shares outstanding	42,666,670	42,666,670	42,666,670

Basic and diluted loss per share:	(1.73)	(2.73)	(0.44)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The effects of all outstanding Preferred Shares and share options were excluded from the computation of diluted loss per share for the year ended December 31, 2016 and 2017 as their effects would be anti-dilutive.

The unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding and assumes (i) the redemption of 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. in April 2018, and (ii) the automatic re-designation of 23,864,895 common shares and automatic conversion of 235,294 Series A preferred shares held by KK Mobile Limited into 24,100,189 Class B common shares on a 1:1 basis immediately prior to the completion of the initial public offering (“IPO”); (iii) the automatic re-designation or conversion, as the case may be, of all of the remaining 46,434,418 shares into

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	Loss per share (continued)

46,434,418 Class A common shares immediately prior to the completion of the IPO, as if these had occurred on January 1, 2017. The Company believes the unaudited pro forma loss per share provides material information to investors, as the automatic conversion of the convertible preferred shares and the disclosure of pro forma loss per share provides an indication of net loss per share that is comparable to what will be reported by the Company as a public company following the closing of an IPO.

Basic and diluted pro forma net loss per share is calculated as follows:

	For the year ended December 31, 2017
	Class A		Class B
	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(76,814)	(12,245)	(39,868)	(6,355)
Deduct: Accretion of redeemable convertible preferred shares	(17,374)	(2,770)	(9,017)	(1,437)

Numerator for pro forma basic and diluted loss per share	(59,440)	(9,475)	(30,851)	(4,918)

Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	18,801,775	18,801,775	23,864,895	23,864,895
Add: adjustment to reflect assumed effect of automatic conversion of convertible preference shares	27,632,643	27,632,643	235,294	235,294

Weighted average number of shares used in calculating pro forma basic and diluted loss per share	46,434,418	46,434,418	24,100,189	24,100,189

Basic and diluted loss per share	(1.28)	(0.20)	(1.28)	(0.20)

13	Commitments and contingencies

Operating lease commitments

The Company leases office premises and printers in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total operating lease expenses were RMB3,113 and RMB6,081(US$969) for the year ended December 31, 2016 and 2017, respectively.

As of December 31, 2017, future minimum payments under non-cancellable operating leases were as follows:

	RMB	US$
2018	7,757	1,237
2019	5,735	914
2020	4,080	650
2021 and thereafter	7,498	1,195

Total	25,070	3,996

As of December 31, 2017, future minimum payment under non-cancellable purchase commitment for bandwidth is RMB1,767(US$282), which is scheduled to be paid within one year.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

13	Commitments and contingencies (continued)

Operating lease commitments (continued)

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents.

14	Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
KK Mobile Limited	Principal owner of the Company, controlled by Weidong Luo
Stable View Limited	Shareholder of the Company, controlled by Jiawen Fang, who is a director of the Company.
Focus Axis Limited	Shareholder of the Company, controlled by Xiaodao Wang, who is a director of the Company.
Weidong Luo	Founder, Chief Executive Officer
Shenzhen Weixunyitong Information Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo

Details of related party balances and transactions as of December 31, 2016 and 2017 are as follows:

14.1 Amounts due from related parties

	As of December 31,
	2016	2017
	RMB	RMB	US$
Focus Axis Limited	2	17	3
KK Mobile Limited	26	40	6
Stable View Limited	2	17	3
Shenzhen Weixunyitong Information Technology Co., Ltd.	65	886	141
Guangzhou Tianlang Network Technology Co., Ltd.	—	300	48

Total amounts due from related parties	95	1,260	201

14.2 Amounts due to related parties

	As of December 31,
	2016	2017
	RMB	RMB	US$
Weidong Luo	5,649	5,649	901
Shenzhen Weixunyitong Information Technology Co., Ltd.	504	461	73
Guangzhou Tianlang Network Technology Co., Ltd.	200	—	—

Total amounts due to related parties	6,353	6,110	974

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

14	Related party transactions (continued)

14.3 Transactions with related parties

	As of December 31,
	2016	2017
	RMB	RMB	US$
Services provided to:
Shenzhen Weixunyitong Information Technology Co., Ltd.	344	2,752	439
Guangzhou Tianlang Network Technology Co., Ltd.	—	755	120

Total	344	3,507	559

Services received from:
Shenzhen Weixunyitong Information Technology Co., Ltd.	360	672	107

Office premises leased from:
Shenzhen Weixunyitong Information Technology Co., Ltd.	1,193	1,557	248

Marketing expense incurred:
Guangzhou Tianlang Network Technology Co., Ltd.	943	—	—

15	Revenues

Revenues consist of the following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Developer services	23,196	38,795	6,185

Data solutions
Targeted Marketing	43,149	221,153	35,257
Other vertical data solutions	3,977	24,761	3,947

Total data solutions	47,126	245,914	39,204

Total revenues	70,322	284,709	45,389

16	Fair value measurements

The following tables summarize the Company’s financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2016 and 2017:

Fair value measurements
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
As of December 31, 2016 in RMB
Short-term investments	10,000	—	—	10,000

As of December 31, 2017 in RMB	—	—	—	—

As of December 31, 2017 in US$	—	—	—	—

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiary and VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

Amounts of net assets restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB280,922 (US$44,786 ) as of December 31, 2017.

18	Subsequent events

The Company evaluated subsequent events through June 29, 2018, the date on which these consolidated financial statements were issued.

On April 11, 2018, the Company reserved additional common shares for issuance under the 2017 plan, and then the total shares under the 2017 Plan shall be 6,015,137.

On April 11, 2018, the Company repurchased the 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. for an aggregate price of US$9,049.

On April 17, 2018, the Company issued zero coupon convertible notes due 2021 in an aggregate principal amount of US$35,000 to one existing and one new investor. The convertible notes are non-interest bearing, subject to certain exceptions, including when an event of default occurs, such as failure to make any payment due on the due date, and the majority note holders have, in their sole discretion, accelerated their convertible notes by giving notice to the Company that their outstanding notes are due and repayable. In such event, the Company will be required to pay interest at a simple interest rate of 15% per annum on the aggregate outstanding principal amount of the convertible notes. Holders of the convertible notes may, at their option during a period starting from the issue date until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into common shares of the Company at the then applicable conversion price, which is initially US$11.76 per share, subject to certain anti-dilution adjustment.

On June 27, 2018, the Company’s shareholders adopted a resolution to approve the Post-Offering Memorandum and Articles of Association, which will become effective and replace the current memorandum and articles of

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

18	Subsequent events (continued)

association in its entirety immediately prior to the completion of an IPO. The Post-Offering Memorandum and Articles of Association provide that, immediately prior to the completion of the IPO, the Company’s authorized share capital will be changed into US$500 divided into 5,000,000,000 shares comprising of (i) 4,920,000,000 Class A common shares with a par value of US$0.0001 each; (ii) 30,000,000 Class B common shares with a par value of US$0.0001 each and (iii) 50,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Post-Offering Memorandum and Articles of Association. Holders of Class A common shares and Class B common shares shall at all times vote together as a single class on all matters submitted to a vote for shareholders’ approval or authorization, except as may otherwise be required by law. Each Class A common share shall be entitled to one vote, and each Class B common share shall be entitled to ten votes, on all matters subject to the vote at general meetings of the Company. Immediately prior to the completion of the IPO, issued and outstanding common shares, including issued and outstanding common shares and Preferred Shares, will automatically convert into Class A common shares on a one-for-one basis, except that the 24,100,189 shares held by KK Mobile Limited will be converted into Class B common shares.

19	Condensed financial information of the parent company

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Long term investments” and the subsidiaries’ and VIE’s losses as “Share of losses of subsidiaries and VIE” on the condensed statements of comprehensive loss.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	Condensed financial information of the parent company (continued)

Condensed Balance Sheets

		As of December 31,
	Note	2016	2017
		RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents		66,834	118,429	18,880
Due from the entities within the Group		6,937	6,603	1,053
Amounts due from related parties		30	28	4

Total current assets		73,801	125,060	19,937

Non-current assets:
Long-term investments		46,411	126,616	20,186

Total non-current assets		46,411	126,616	20,186

Total assets		120,212	251,676	40,123

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accrued liabilities and other current liabilities		2,438	3,072	489
Due to the entities within the Group		—	702	112
Amounts due to related parties		5,649	5,649	901

Total current liabilities		8,087	9,423	1,502

Total liabilities		8,087	9,423	1,502

Commitments and contingencies	13

Mezzanine equity

Series A contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 11,111,120 shares authorized, issued and outstanding as of December 31, 2016 and 2017; As of December 31, 2017, aggregate liquidation preference and redemption amounts were US$4,000 and US$4,374, respectively (2016: US$4,000 and US$4,347, respectively))	9	26,804	26,979	4,301
Series B contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 7,936,510 shares authorized, issued and outstanding as of December 31, 2016 and 2017; As of December 31, 2017, aggregate liquidation preference and redemption amounts were US$7,500 and US$8,531, respectively (2016: US$7,500 and US$8,427, respectively))	9	52,044	52,723	8,405
Series C contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 4,891,240 and 4,999,540 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; As of December 31, 2017, aggregate liquidation preference and redemption amounts were US$ 23,111 and US$25,422, respectively (2016: US$23,111 and US$24,496, respectively))	9	141,691	168,317	26,834
Series D contingently redeemable convertible preferred shares (par value of US$0.0001 per share; nil and 5,559,487 shares authorized, issued and outstanding as of December 31, 2016 and 2017, respectively; As of December 31, 2017, aggregate liquidation preference and redemption amounts were US$30,000 and US$32,982, respectively (2016: US$ nil and US$ nil, respectively))	9	—	218,618	34,853

Total mezzanine equity		220,539	466,637	74,393

Shareholders’ deficit
Common shares (par value of US$0.0001 per share; 475,952,830 and 470,393,343 shares authorized, 42,666,670 shares issued and outstanding as of December 31, 2016 and 2017, respectively)		26	26	4
Additional paid-in capital		5,414	13,689	2,182
Accumulated deficit		(118,128)	(234,810)	(37,434)
Accumulated other comprehensive income (loss)		4,274	(3,289)	(524)

Total shareholders’ deficit		(108,414)	(224,384)	(35,772)

Total liabilities, mezzanine equity and shareholders’ deficit		120,212	251,676	40,123

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

19	Condensed financial information of the parent company (continued)

Condensed Statements of Comprehensive Loss

	As of December 31,
	2016	2017
	RMB	RMB	US$
Revenues	—	—	—
Cost of Revenues	—	—	—

Gross profit	—	—	—

Operating expenses
Research and development	—	—	—
Sales and marketing	—	—	—
General and administrative	(2,302)	(10,076)	(1,606)
Share of losses of subsidiaries and the VIE	(58,167)	(79,916)	(12,740)

Total operating expenses	(60,469)	(89,992)	(14,346)

Loss from operations	(60,469)	(89,992)	(14,346)

Foreign exchange loss, net	(961)	(339)	(54)
Interest income	48	18	3
Other income	—	22	4

Loss before income taxes	(61,382)	(90,291)	(14,393)

Income tax expenses	—	—	—

Net Loss	(61,382)	(90,291)	(14,393)

Accretion of contingently redeemable convertible preferred shares	(12,427)	(26,391)	(4,207)

Net loss attributable to common share holders	(73,809)	(116,682)	(18,600)

Other comprehensive income (loss)
Foreign currency translation adjustments	1,896	(7,563)	(1,206)

Total other comprehensive income (loss), net of tax	1,896	(7,563)	(1,206)

Comprehensive loss	(59,486)	(97,854)	(15,599)

AURORA MOBILE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

19	Condensed financial information of the parent company (continued)

Condensed Statements of Cash Flows

	For the year ended December 31,
	2016	2017
	RMB	RMB	US$
Net cash used in operating activities	(2,311)	(744)	(119)
Net cash used in investing activities	(77,193)	(157,412)	(25,095)
Net cash from financing activities	134,348	217,446	34,666
Effect of exchange rate changes	2,649	(7,695)	(1,227)

Net increase in cash and cash equivalents	57,493	51,595	8,225

Cash and cash equivalents and restricted cash at the beginning of year	9,341	66,834	10,655

Cash and cash equivalents and restricted cash at the end of year	66,834	118,429	18,880

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of
	Note	December 31, 2017	March 31, 2018		March 31, 2018
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity
ASSETS

Current assets:
Cash and cash equivalents		208,161	141,752	22,599
Restricted cash		115	115	18
Accounts receivable, net of allowances of RMB3,462 and RMB4,921 (US$ 785) as of December 31, 2017 and March 31 2018, respectively	3	49,594	80,625	12,854
Prepayments and other current assets	4	34,228	39,493	6,296
Amounts due from related parties	13	1,260	1,118	178

Total current assets		293,358	263,103	41,945

Non-current assets:
Other non-current assets		1,806	2,514	400
Long-term investments		10,980	10,943	1,745
Property and equipment, net	5	53,023	52,726	8,406
Intangible assets, net		283	257	41

Total non-current assets		66,092	66,440	10,592

Total assets		359,450	329,543	52,537

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of
	Note	December 31, 2017	March 31, 2018		March 31, 2018
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable (including accounts payable of the variable interest entity (“VIE”) without recourse to the Company of RMB8,340 and RMB9,154 (US$1,459) as of December 31, 2017 and March 31, 2018, respectively)		8,340	9,708	1,548
Deferred revenue and customer deposits (including deferred revenue and customer deposits of the VIE without recourse to the Company of RMB48,085 and RMB51,185 (US$8,160) as of December 31, 2017 and March 31, 2018, respectively)	6	49,557	52,170	8,317
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIE without recourse to the Company of RMB31,631 and RMB25,695 (US$4,097) as of December 31, 2017 and March 31, 2018, respectively)	7	52,639	33,010	5,263
Amounts due to related parties (including amounts due to related parties of the VIE without recourse to the Company of RMB459 and RMB213 (USD$34) as of December 31, 2017 and March 31, 2018, respectively)	13	6,110	14,677	2,340

Total current liabilities		116,646	109,565	17,468

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		As of
	Note	December 31, 2017	March 31, 2018		March 31, 2018
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of the VIE without recourse to the Company of RMB216 and RMB197 (US$31) as of December 31, 2017 and March 31, 2018, respectively)		216	197	31
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of RMB5 and nil (US$ nil) as of December 31, 2017 and March 31, 2018, respectively)		5	—	—
Deferred revenue (including deferred revenue of the VIE without recourse to the Company of RMB330 and RMB454 (US$72) as of December 31, 2017 and March 31, 2018, respectively)		330	454	72

Total non-current liabilities		551	651	103

Total liabilities		117,197	110,216	17,571

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2017	March 31, 2018		March 31, 2018
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity
Commitments and contingencies	12

Mezzanine equity
Series A contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 11,111,120 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018; As of March 31, 2018, aggregate liquidation preference and redemption amount were US$4,000 and US$4,471, respectively (December 31, 2017: US$4,000 and US$4,374, respectively))	8	26,979	27,587	4,398	—	—
Series B contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 7,936,510 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018; As of December 31, 2018, aggregate liquidation preference and redemption amount were US$7,500 and US$8,803, respectively (December 31, 2017: US$7,500 and US$8,531, respectively))	8	52,723	54,433	8,678	—	—
Series C contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 4,999,540 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018; As of March 31, 2018, aggregate liquidation preference and redemption amount were US$23,111 and US$26,043, respectively (December 31, 2017: US$23,111 and US$25,422, respectively))	8	168,317	172,225	27,457	—	—
Series D contingently redeemable convertible preferred shares (par value of US$0.0001 per share; 5,559,487 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018; As of March 31, 2018, aggregate liquidation preference and redemption amount were US$30,000 and US$33,722, respectively (December 31, 2017: US$30,000 and US$32,982, respectively))	8	218,618	223,269	35,594	—	—

Total mezzanine equity		466,637	477,514	76,127	—	—

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of
	Note	December 31, 2017	March 31, 2018		March 31, 2018
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity
Shareholders’ (deficit) equity
Common shares (par value of US$0.0001 per share; 470,393,343 and 470,393,343 shares authorized, 42,666,670 and 42,666,670 shares issued and outstanding as of December 31, 2017 and March 31, 2018, 500,000,000 shares authorized; 70,534,607 shares issued and outstanding, unaudited, pro forma)		26	26	4	—	—
Class A common shares (US$0.0001 par value; No share authorized, issued, and outstanding as of December 31, 2017 and March 31, 2018, 46,434,418 shares authorized, issued and outstanding, unaudited, pro forma)		—	—	—	29	5
Class B common shares (US$0.0001 par value; No share authorized, issued, and outstanding as of December 31, 2017 and March 31, 2018, 24,100,189 shares authorized, issued and outstanding, unaudited, pro forma)		—	—	—	15	2
Additional paid-in capital		13,689	16,526	2,635	431,580	68,804
Accumulated deficit		(234,810)	(267,825)	(42,698)	(267,825)	(42,698)
Accumulated other comprehensive loss	16	(3,289)	(6,914)	(1,102)	(6,914)	(1,102)

Total shareholders’ (deficit) equity		(224,384)	(258,187)	(41,161)	156,885	25,011

Total liabilities, mezzanine equity and shareholders’ deficit		359,450	329,543	52,537

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

		Three months ended March 31,
	Note	2017	2018
		RMB	RMB	US$
Revenues (including related party amounts of RMB365 and RMB4 (US$1) for the three months ended March 31, 2017 and 2018, respectively)	14	31,993	126,392	20,150
Cost of revenues (including related party amounts of nil and RMB856 (US$136) for the three months ended March 31, 2017 and 2018, respectively)		(25,680)	(91,802)	(14,635)

Gross profit		6,313	34,590	5,515

Operating expenses
Research and development (including related party amounts of RMB173 and RMB80 (US$13) for the three months ended March 31, 2017 and 2018, respectively)		(13,623)	(24,413)	(3,892)
Sales and marketing (including related party amounts of RMB104 and RMB61 (US$10) for the three months ended March 31, 2017 and 2018, respectively)		(10,361)	(17,431)	(2,779)
General and administrative (including related party amounts of RMB30 and RMB17 (US$3) for the three months ended March 31, 2017 and 2018, respectively)		(6,924)	(13,587)	(2,166)

Total operating expenses		(30,908)	(55,431)	(8,837)

Loss from operations		(24,595)	(20,841)	(3,322)

Foreign exchange loss, net		(235)	(1,419)	(226)
Interest income		105	59	9
Interest expense		(2)	(60)	(10)
Other income		436	118	19

Loss before income taxes		(24,291)	(22,143)	(3,530)

Income tax benefit	10	2,291	5	1

Net loss		(22,000)	(22,138)	(3,529)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		Three months ended March 31,
	Note	2017	2018
		RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders		(22,000)	(22,138)	(3,529)
Accretion of contingently redeemable convertible preferred shares		(1,775)	(10,877)	(1,734)

Net loss attributable to common shareholders		(23,775)	(33,015)	(5,263)

Net loss per share:	11
Basic		(0.56)	(0.77)	(0.12)
Diluted		(0.56)	(0.77)	(0.12)
Shares used in net loss per share computation:
Basic		42,666,670	42,666,670	42,666,670
Diluted		42,666,670	42,666,670	42,666,670
Pro forma net loss per share attributable to Class A and Class B common shareholders:	11
Basic			(0.31)	(0.05)
Diluted			(0.31)	(0.05)
Other comprehensive loss
Foreign currency translation adjustments	16	(115)	(3,625)	(578)

Total other comprehensive loss, net of tax		(115)	(3,625)	(578)

Comprehensive loss		(22,115)	(25,763)	(4,107)

Comprehensive loss attributable to Aurora Mobile Limited		(22,115)	(25,763)	(4,107)

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(22,000)	(22,138)	(3,529)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,584	3,310	528
Amortization of intangible assets	—	27	4
Unrealized exchange loss	31	227	36
Allowance for doubtful accounts	201	1,459	233
Deferred tax benefit	(2,291)	(5)	(1)
Share-based compensation	2,175	2,837	452

Changes in operating assets and liabilities,
Accounts receivable	(3,633)	(35,120)	(5,599)
Prepayments and other current assets	(2,798)	(5,628)	(897)
Amounts due from related parties	(375)	139	22
Other non-current assets	87	(709)	(113)
Accounts payable	1,331	4,104	654
Deferred revenue and customer deposits	5	2,788	444
Accrued liabilities and other current liabilities	(295)	(9,408)	(1,500)
Amounts due to related parties	(488)	8,661	1,381
Other non-current liabilities	—	(19)	(3)

Net cash used in operating activities	(26,466)	(49,475)	(7,888)

Cash flows from investing activities:
Proceeds from maturity of time deposits	10,053	—	—
Purchase of property and equipment	(9,326)	(12,745)	(2,032)

Net cash provided by (used in) investing activities	727	(12,745)	(2,032)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of contingently redeemable convertible preferred shares	18,311	—	—

Net cash provided by financing activities	18,311	—	—

Effect of exchange rate on cash and cash equivalents and restricted cash	(308)	(4,189)	(667)

Net increase in cash and cash equivalents and restricted cash	(7,736)	(66,409)	(10,587)

Cash and cash equivalents and restricted cash at the beginning of period	103,288	208,276	33,204

Cash and cash equivalents and restricted cash at the end of period	95,552	141,867	22,617

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	95,432	141,752	22,599
Restricted cash	120	115	18

Total cash and cash equivalents and restricted cash	95,552	141,867	22,617

The accompanying notes are an integral part of the consolidated financial statements.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities

Aurora Mobile Limited (the “Company” and where appropriate, the term “Company” also refers to its subsidiaries and variable interest entity) is a limited company incorporated in the Cayman Islands under the laws of the Cayman Islands on April 9, 2014. The Company, through its subsidiaries and variable interest entity (“VIE”), are principally engaged in providing data solutions which include targeted marketing, industry insights, financial risk management and location-based intelligence services in the People’s Republic of China (the “PRC”).

These unaudited interim condensed consolidated financial statements of the Company, its subsidiaries and variable interest entity (“VIE”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2017. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2017 and 2018 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2018. The condensed consolidated balance sheet as of December 31, 2017 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

VIE disclosures

The following table set forth the assets and liabilities of the VIE included in the Company’s consolidated balance sheets:

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	49,853	56,894	9,070
Restricted cash	115	115	18
Accounts receivable	49,561	83,361	13,290
Prepayments and other current assets	29,637	33,406	5,326
Amounts due from the Company and its subsidiaries	3,806	570	91
Amounts due from related parities	1,186	1,047	167

Total current assets	134,158	175,393	27,962

Non-current assets:
Long-term investments	10,000	10,000	1,594
Other non-current assets	1,354	1,539	246
Property and equipment, net	24,258	25,411	4,051
Intangible assets, net	283	257	41

Total non-current assets	35,895	37,207	5,932

Total assets	170,053	212,600	33,894

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The following table set forth the assets and liabilities of the VIE included in the Company’s consolidated balance sheets (continued):

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Accounts payable	8,340	9,154	1,459
Deferred revenue and customer deposits	48,085	51,185	8,160
Accrued liabilities and other current liabilities	31,631	25,695	4,097
Amounts due to the Company and its subsidiaries	39,861	9,605	1,531
Amounts due to related parties	459	213	34

Total current liabilities	128,376	95,852	15,281

Non-current liabilities:
Amounts due to the Company and its subsidiaries	60,000	140,000	22,319
Other non-current liabilities	216	197	31
Deferred tax liabilities	5	—	—
Deferred revenue	330	454	72

Total non-current liabilities	60,551	140,651	22,422

Total liabilities	188,927	236,503	37,703

The table sets forth the results of operations and cash flows of the VIE included in the company’s consolidated statements of comprehensive loss and cash flows.

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Revenues	32,282	125,061	19,938
Cost of revenues	(24,779)	(88,822)	(14,160)
Net loss	(11,567)	(6,419)	(1,022)
Net cash used in operating activities	18,534	(70,848)	(11,295)
Net cash used in investing activities	—	(2,111)	(337)
Net cash provided by financing activities	—	80,000	12,754

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

1	Organization and principal activities (continued)

The aggregate carrying amounts of the total assets and total liabilities of the VIE as of March 31, 2018 were RMB212,600 (US$33,894) and RMB236,503 (US$37,703), respectively (December 31, 2017: RMB170,053 and RMB188,927). There were no pledges or collateralization of the VIE’s assets. Creditors of the VIE have no recourse to the general credit of the primary beneficiary of the VIE, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIE holds certain assets, including data servers and related equipment for use in their operations. The VIE does not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. The VIE also holds certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all internally developed and expensed as incurred as they did not meet the capitalization criteria. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented.

2	Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIE (where the Company is the primary beneficiary). All intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management make about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, collectability of accounts receivable, commitments, fair value of financial instruments, useful lives and impairment assessment of intangible assets, property and equipment, long-term investment, income taxes and share-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	Summary of Significant Accounting Policies (continued)

Pro forma information (unaudited)

The unaudited pro forma equity information as of March 31, 2018 assumes the (i) redemption of 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. in April 2018, and (ii) the automatic re-designation of 23,864,895 common shares and automatic conversion of 235,294 Series A preferred shares held by KK Mobile Limited into 24,100,189 Class B common shares on a 1:1 basis immediately prior to the completion of the IPO; (iii) the automatic re-designation or conversion, as the case may be, of all of the remaining 46,434,418 shares into 46,434,418 Class A common shares immediately prior to the completion of the IPO.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.2726 per US$1.00 on March 30, 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

3	Accounts receivable, net

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of year or period	1,035	3,462	552
Provisions	2,427	1,459	233

Balance at end of year or period	3,462	4,921	785

4	Prepayment and other current assets

Prepayment and other current assets consist of the following:

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
Prepaid media cost	19,610	24,010	3,828
Prepaid service fee	1,762	1,927	307
Others	12,856	13,556	2,161

Total prepayment and other current assets	34,228	39,493	6,296

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

5	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
Office furniture and equipment	2,647	2,880	459
Computer equipment and servers	63,326	65,254	10,403
Leasehold improvements	789	1,641	262
Less: Accumulated depreciation	(13,739)	(17,049)	(2,718)

Total property and equipment, net	53,023	52,726	8,406

Depreciation expense recognized for the three months ended March 31, 2017 and 2018 were RMB1,584 and RMB3,310 (US$528), respectively.

6	Deferred revenue and customer deposits

Deferred revenue and customer deposits consist of the following:

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
Deferred revenue	28,921	26,357	4,202
Customer deposits	20,636	25,813	4,115

Total deferred revenue and customer deposits—current	49,557	52,170	8,317

Deferred revenue—non-current	330	454	72

Roll-forward of customers deposits:

	Year ended December 31,	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Balance at beginning of year or period	6,064	20,636	3,290
Cash received from customers during the year or the period	129,555	20,784	3,313
Revenue recognized during the year or the period	(112,770)	(15,348)	(2,447)
Refunds paid during the year or the period	(2,213)	(259)	(41)

Balance at end of year or period	20,636	25,813	4,115

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

7	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
Accrued payroll and welfare payables	38,704	24,360	3,884
Others	13,935	8,650	1,379

Total accrued liabilities and other current liabilities	52,639	33,010	5,263

8	Contingently redeemable convertible preferred shares

The movements in the carrying value of the Company’s Series A, B, C and D Preferred Shares for three month ended 31 March, 2018, are summarized as follows:

Mezzanine equity	Series A	Series B	Series C	Series D	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	26,979	52,723	168,317	218,618	466,637
Accretion of Preferred Shares	608	1,710	3,908	4,651	10,877

Balance as of March 31, 2018	27,587	54,433	172,225	223,269	477,514

Balance as of March 31, 2018 (US$)	4,398	8,678	27,457	35,594	76,127

9	Share-based compensation

The following table summarizes the share option activity for the three months ended March 31, 2018:

Options Granted to Employees	Number of Options	Weighted- Average Exercise Price	Weighted- Average grant-date Fair Value per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
		RMB	RMB		RMB
Outstanding, December 31, 2017	6,366,146	4.33	3.31	7.21	95,559
Granted	319,972	31.82	22.46	—	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—
Cancelled	—	—	—	—	—

Outstanding, March 31, 2018	6,686,118	5.41	4.14	7.77	380,537

Vested and expected to vest at March 31, 2018	6,686,118	5.41	4.14	7.77	380,537

Exercisable at March 31, 2018	3,924,489	1.91	1.72	7.20	237,407

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	Share-based compensation (continued)

The aggregate fair value of options vested and recognized as expenses as of March 31, 2017 and 2018 were RMB2,175 and RMB2,837 (US$ 452), respectively. The aggregate unrecognized share-based compensation expense was RMB13,897 (US$2,216) as of March 31,2018, which the Company expects to recognize over an estimated weighted-average period of 3.31 years.

10	Income taxes

There is no provision for income taxes because the Company, its subsidiaries and the VIE are in a current loss position for all the periods presented. The Company recorded a full valuation allowance against deferred tax assets of all its consolidated entities because all entities were in a cumulative loss position as of December 31, 2017 and March 31, 2018.

The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses during the periods presented. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiary’s and VIE’s tax years 2013 through 2017 remain open to examination by the taxing jurisdictions.

11	Loss per share

Basic and diluted net loss per share for the three months ended March 31, 2017 and 2018 are calculated as follows:

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Basic and diluted net loss per share calculation:
Numerator:
Net loss attributable to Aurora Mobile Limited	(22,000)	(22,138)	(3,529)
Accretion of convertible preferred shares	(1,775)	(10,877)	(1,734)

Numerator for computing basic and diluted net loss per share	(23,775)	(33,015)	(5,263)

Denominator:
Weighted average number of common shares outstanding	42,666,670	42,666,670	42,666,670

Basic and diluted loss per share:	(0.56)	(0.77)	(0.12)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The effects of all outstanding Preferred Shares and share options were excluded from the computation of diluted loss per share for the three months ended March 31, 2017 and 2018 as their effects would be anti-dilutive.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11	Loss per share (continued)

The unaudited pro forma net loss per share is computed using the weighted-average number of common shares outstanding and assumes (i) the redemption of 1,738,720 Series C preferred shares held by T.C.L.Industries Holdings (H.K.) Ltd. in April 2018, and (ii) the automatic re-designation of 23,864,895 common shares and automatic conversion of 235,294 Series A preferred shares held by KK Mobile Limited into 24,100,189 Class B common shares on a 1:1 basis immediately prior to the completion of the IPO; (iii) the automatic re-designation or conversion, as the case may be, of all of the remaining 46,434,418 shares into 46,434,418 Class A common shares immediately prior to the completion of the IPO, as if these had occurred on January 1, 2018.

Basic and diluted pro forma net loss per share is calculated as follows:

	For the three months ended March 31, 2018
	Class A		Class B
	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Class A and Class B common shareholders	(21,734)	(3,465)	(11,281)	(1,798)
Deduct: Accretion of redeemable convertible preferred shares	(7,161)	(1,142)	(3,716)	(592)

Numerator for pro forma basic and diluted loss per share	(14,573)	(2,323)	(7,565)	(1,206)

Denominator:
Weighted average number of shares used in calculating basic and diluted loss per share	18,801,775	18,801,775	23,864,895	23,864,895
Add: adjustment to reflect assumed effect of automatic conversion of convertible preference shares	27,632,643	27,632,643	235,294	235,294

Weighted average number of shares used in calculating pro forma basic and diluted loss per share	46,434,418	46,434,418	24,100,189	24,100,189

Basic and diluted loss per share	(0.31)	(0.05)	(0.31)	(0.05)

12	Commitments and contingencies

Operating lease commitments

The Company leases office premises and printers in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total operating lease expenses were RMB1,371 and RMB1,855 (US$296) for the three months ended March 31, 2017 and 2018, respectively.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

12	Commitments and contingencies (continued)

Operating lease commitments (continued)

As of March 31, 2018, future minimum payments under non-cancellable operating leases were as follows:

	RMB	US$
1 year (Including 1 year)	10,212	1,628
1 year to 2 years (Including 2 years)	8,146	1,299
2 years to 3 years (Including 3 years)	6,621	1,056
More than 3 years	6,598	1,052

Total	31,577	5,035

Bandwidth commitments

As of March 31, 2018, future minimum payments under non-cancellable purchase commitment for bandwidth is RMB4,868 (US$776), which is scheduled to be paid within one year.

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents.

13	Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship
KK Mobile Limited	Principal owner of the Company, controlled by Weidong Luo
Stable View Limited	Shareholder of the Company, controlled by Jiawen Fang, who is a director of the Company.
Focus Axis Limited	Shareholder of the Company, controlled by Xiaodao Wang, who is a director of the Company.
Weidong Luo	Founder, Chief Executive Officer
Shenzhen Weixunyitong Information Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo
Guangzhou Tianlang Network Technology Co., Ltd.	Company that is significantly influenced by Weidong Luo

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

13	Related party transactions (continued)

Details of related party balances as of December 31, 2017 and March 31, 2018 and details of related party transactions for the three months ended as of March 31, 2017 and 2018 are as follows:

13.1 Amounts due from related parties

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
Focus Axis Limited	17	16	3
KK Mobile Limited	40	38	6
Stable View Limited	17	16	3
Shenzhen Weixunyitong Information Technology Co., Ltd.	886	748	118
Guangzhou Tianlang Network Technology Co., Ltd.	300	300	48

Total amounts due from related parties	1,260	1,118	178

13.2 Amounts due to related parties

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
Weidong Luo	5,649	14,464	2,306
Shenzhen Weixunyitong Information Technology Co., Ltd.	461	213	34

Total amounts due to related parties	6,110	14,677	2,340

The amount due to Weidong Luo has been fully settled in April 2018.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

13	Related party transactions (continued)

13.3 Transactions with related parties

	For three months ended March 31,
	2017	2018
	RMB	RMB	US$
Services provided to:
Shenzhen Weixunyitong Information Technology Co., Ltd.	365	4	1

Services received from:
Shenzhen Weixunyitong Information Technology Co., Ltd.	—	842	134

Office premises leased from:
Shenzhen Weixunyitong Information Technology Co., Ltd.	332	172	27

14	Revenues

Revenues consist of the following:

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Developer services	7,723	12,453	1,985

Data solutions
Targeted Marketing	22,011	98,863	15,762
Other vertical data solutions	2,259	15,076	2,403

Total data solutions	24,270	113,939	18,165

Total revenues	31,993	126,392	20,150

15	Restricted net assets

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary and VIE with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts of net assets restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiary and the net assets of the VIE in which the Company has no legal ownership, totaling RMB115and RMB115 (US$18) as of December 31, 2017 and March 31, 2018, respectively.

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16	Accumulated other comprehensive loss

The changes in accumulated other comprehensive loss by component, net of tax, were as follows:

RMB
Balance as of December 31, 2016	4,274
Foreign currency translation adjustments	(115)

Balance as of March 31, 2017	4,159

Balance as of December 31, 2017	(3,289)
Foreign currency translation adjustments	(3,625)

Balance as of March 31, 2018	(6,914)

US$
Balance as of March 31, 2018	(1,102)

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.

17	Subsequent events

The Company evaluated subsequent events through June 29, 2018, the date on which these consolidated financial statements were issued.

On April 11, 2018, the Company reserved 4,102,487 additional common shares for issuance under the 2017 incentive plan.

On April 11, 2018, the Company repurchased the 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd. for an aggregate price of US$9.049 million.

On April 17, 2018, the Company issued zero coupon convertible notes due 2021 in an aggregate principal amount of US$35,000 to one existing and one new investor. The convertible notes are non-interest bearing, subject to certain exceptions, including when an event of default occurs, such as failure to make any payment due on the due date, and the majority note holders have, in their sole discretion, accelerated their convertible notes by giving notice to the Company that their outstanding notes are due and repayable. In such event, the Company will be required to pay interest at a simple interest rate of 15% per annum on the aggregate outstanding principal amount of the convertible notes. Holders of the convertible notes may, at their option during a period starting from the issue date until seven days prior to the maturity of the notes, subject to certain exceptions, convert the notes into common shares of the Company at the then applicable conversion price, which is initially US$11.76 per share, subject to certain anti-dilution adjustment.

On June 27, 2018, the Company’s shareholders adopted a resolution to approve the Post-Offering Memorandum and Articles of Association, which will become effective and replace the current memorandum and articles of

AURORA MOBILE LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	Subsequent events (continued)

association in its entirety immediately prior to the completion of an IPO. The Post-Offering Memorandum and Articles of Association provide that, immediately prior to the completion of the IPO, the Company’s authorized share capital will be changed into US$500 divided into 5,000,000,000 shares comprising of (i) 4,920,000,000 Class A common shares with a par value of US$0.0001 each; (ii) 30,000,000 Class B common shares with a par value of US$0.0001 each and (iii) 50,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Post-Offering Memorandum and Articles of Association. Holders of Class A common shares and Class B common shares shall at all times vote together as a single class on all matters submitted to a vote for shareholders’ approval or authorization, except as may otherwise be required by law. Each Class A common share shall be entitled to one vote, and each Class B common share shall be entitled to ten votes, on all matters subject to the vote at general meetings of the Company. Immediately prior to the completion of the IPO, issued and outstanding common shares, including issued and outstanding common shares and Preferred Shares, will automatically convert into Class A common shares on a one-for-one basis, except that the 24,100,189 shares held by KK Mobile Limited will be converted into Class B common shares.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities(1)	Consideration
Series C preferred shares
Shenzhen Guohai Chuangxin Investment Management Limited Corporation	April 1, 2016	2,116,400	US$	10,000,000
Greatest Investments Limited	April 1, 2016	235,160	US$	1,111,111
T.C.L. Industries Holdings (H.K.) Ltd.	October 31, 2016	1,693,120	US$	8,000,000
Mandra iBase Limited	October 31, 2016	634,920	US$	3,000,000
Genesis Ventures Limited	October 31, 2016	211,640	US$	1,000,000
Shenzhen Guohai Chuangxin Investment Management Limited Corporation	March 1, 2017	57,000		Nil
T.C.L. Industries Holdings (H.K.) Ltd.	March 1, 2017	45,600		Nil
Genesis Ventures Limited	March 1, 2017	5,700		Nil

Securities/Purchaser	Date of Issuance	Number of Securities(1)	Consideration

Series D preferred shares
Fidelity Investment Funds	May 10, 2017	28,062	US$	151,428
Fidelity China Special Situations PLC	May 10, 2017	2,441,572	US$	13,175,165
Fidelity Funds	May 10, 2017	3,089,853	US$	16,673,407

Options
Certain directors, officers and employees	February 5, 2016 to May 1, 2018	Options to purchase 3,835,376 common shares		Past and future services to us

Convertible notes
Mercer Investments (Singapore) Pte. Ltd.	April 17, 2018	Principal amount of US$30.0 million	US$	30,000,000
Mandra iBase Limited	April 17, 2018	Principal amount of US$5.0 million	US$	5,000,000

(1)	The 10-for-1 share split effected by the registrant on March 1, 2017 has been retroactively reflected for number of securities presented in this prospectus.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Aurora Mobile Limited

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Form of Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A Common Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4	Fourth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated May 10, 2017

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the common shares being registered and certain Cayman Islands tax matters

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	2014 Stock Incentive Plan

10.2	2017 Stock Incentive Plan, as amended

10.3*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4*	Form of Employment Agreement between the Registrant and its executive officers

10.5	Powers of Attorney among Shenzhen JPush and the shareholders of Hexun Huagu dated August 5, 2014

10.6	English Translation of the Shareholder Voting Proxy Agreement among the Registrant, Shenzhen JPush and the shareholders of Hexun Huagu dated March 28, 2018

10.7	Equity Interest Pledge Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated April 20, 2018

10.8	Exclusive Option Agreements among Shenzhen JPush, Hexun Huagu and the shareholders of Hexun Huagu dated April 20, 2018

10.9	Exclusive Business Cooperation Agreement between Shenzhen JPush and Hexun Huagu dated August 5, 2014

10.10	English Translation of the Financial Support Agreement among the Registrant, Hexun Huagu and the shareholders of Hexun Huagu dated March 28, 2018

10.11	Series C Preferred Share Purchase Agreement among the Registrant, T.C.L. Industries Holdings (H.K.) Ltd. and certain other parties thereto dated October 31, 2016

Exhibit Number	Description of Document

10.12	Series D Preferred Share Purchase Agreement among the Registrant, Fidelity Funds, Fidelity China Special Situations PLC, Fidelity Investment Funds and certain other parties thereto dated May 10, 2017

10.13	Share Redemption Agreement between the Registrant and T.C.L. Industries Holdings (H.K.) Ltd. dated March 15, 2018

10.14	Subscription Agreement among the Registrant, Mercer Investments (Singapore) Pte. Ltd., Mandra iBase Limited and certain other parties thereto dated April 11, 2018

10.15	Investor Rights Agreement among the Registrant, Mercer Investments (Singapore) Pte. Ltd., Mandra iBase Limited and certain other parties thereto dated April 17, 2018

10.16	Definitive Certificate for the Convertible Notes issued by the Registrant to Mercer Investments (Singapore) Pte. Ltd. dated April 17, 2018

10.17	Definitive Certificate for the Convertible Notes issued by the Registrant to Mandra iBase Limited dated April 17, 2018

21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	Consent of Han Kun Law Offices (included in Exhibit 99.2)

23.4	Consent of John Tiong Lu Koh

23.5	Consent of Peter Si Ngai Yeung

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Han Kun Law Offices regarding certain PRC law matters

99.3	Consent of Frost & Sullivan

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on June 29, 2018.

Aurora Mobile Limited

By:	/s/ Weidong Luo
Name:	Weidong Luo
Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Weidong Luo, Fei Chen and Shan-Nen Bong as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of common shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Weidong Luo		June 29, 2018
Weidong Luo	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ Kwok Hin Tang		June 29, 2018
Kwok Hin Tang	Director

/s/ Siqi Liu		June 29, 2018
Siqi Liu	Director

Signature	Title	Date

/s/ Shan-Nen Bong		June 29, 2018
Shan-Nen Bong	Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Aurora Mobile Limited has signed this registration statement or amendment thereto in Newark, Delaware on June 29, 2018.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director